ALLEGHANY CORPORATION
ANNUAL REPORT | FORM 10-K



2008

Table of Contents

This is Alleghany

Our objective is to create stockholder value through the ownership and management of a small group of operating subsidiaries and investments, anchored by a core position in property and casualty insurance. We are managed by a select company staff which seeks out attractive investment opportunities, delegates responsibilities to competent and motivated managers, defines risk parameters, sets management goals for our operating subsidiaries, ensures that managers of our operating subsidiaries are provided with incentives to meet these goals and monitors their progress. The operating subsidiaries function in an entrepreneurial climate as quasi-autonomous enterprises.

Conservatism dominates our management philosophy. Our philosophy shuns investment fads and fashions in favor of acquiring relatively few interests in basic financial and industrial enterprises that offer the potential to deliver long-term value to the investor. Our operating subsidiaries and other investments include:

Operating Subsidiaries

- ***RSUI Group, Inc.*** — national underwriter of property and liability specialty insurance coverages
- ***Capitol Transamerica Corporation*** — underwriter of specialty property and casualty insurance coverages with a focus on the Midwest and a national underwriter of surety insurance coverages
- ***Employers Direct Corporation*** — underwriter of workers' compensation insurance primarily in California
- ***Alleghany Properties LLC*** — a significant landowner in Sacramento, California

Other Investments

- ***Homesite Group Incorporated*** — We own approximately 33 percent of this mono-line provider of homeowners insurance
- ***ORX Exploration, Inc.*** — We own approximately 40 percent of this oil and gas exploration and production company

Financial Highlights *Alleghany Corporation and Subsidiaries*

(in millions, except for per share and share amounts)

	Years Ended December 31,		
	2008	2007	2006
Revenues from continuing operations	$ 989.1	$ 1,228.6	$ 1,060.3
Earnings from continuing operations after taxes	$ 40.6	$ 287.6	$ 240.9
Earnings from discontinued operations after taxes	107.4	11.5	7.0
Net earnings	$ 148.0	$ 299.1	$ 247.9
Basic earnings (losses) per share of common stock*			
Continuing operations			
Operations	$ 12.07	$ 25.27	$ 25.74
Security (losses) gains**	(9.26)	7.26	2.21
Total	$ 2.81	$ 32.53	$ 27.95
Discontinued operations***	12.92	1.39	0.84
Net earnings*	$ 15.73	$ 33.92	$ 28.79
Common stockholders' equity per share*	$ 283.73	$ 298.58	$ 259.20
Average number of shares of common stock outstanding*	8,313,591	8,309,953	8,299,847

* *Amounts have been adjusted for subsequent common stock dividends.*

** *2008 amount includes non-cash goodwill impairment charge of $48.7 million.*

*** *Discontinued operations consist of the operations of Darwin Professional Underwriters, Inc. prior to its disposition in October 2008, net of minority interest expense and the gain on disposition in 2008.*

Per Share Net Earnings (Losses) Contributions*

Years ended December 31

	Alleghany Insurance Holdings	Corporate Activities	Total from Continuing Operations	Discontinued Operations**	Total
2008					
Operations	$ 15.53	$ (3.46)	$12.07	$12.92	$24.99
Security (losses) gains***	(21.47)	12.21	(9.26)	—	(9.26)
Total	$ (5.94)	$ 8.75	$ 2.81	$12.92	$15.73
2007					
Operations	$ 27.98	$ (2.71)	$25.27	$ 1.39	$26.66
Security gains	2.86	4.40	7.26	—	7.26
Total	$ 30.84	$ 1.69	$32.53	$ 1.39	$33.92
2006					
Operations	$ 25.58	$ 0.16	$25.74	$ 0.84	$26.58
Security gains	1.09	1.12	2.21	—	2.21
Total	$ 26.67	$ 1.28	$27.95	$ 0.84	$28.79

* *Amounts have been adjusted for subsequent common stock dividends.*

** *Discontinued operations consist of the operations of Darwin Professional Underwriters, Inc. prior to its disposition in October 2008, net of minority interest expense and the gain on disposition in 2008.*

*** *2008 amount includes non-cash goodwill impairment charge of $48.7 million.*

To Our Stockholders

Alleghany's common stockholders' equity per share at year-end 2008 was $283.73, a decrease of 5.0% from common stockholders' equity per share of $298.58 at year-end 2007, adjusted for stock dividends. For 2008, Alleghany reported net earnings to common stockholders of $130.8 million, or $15.73 per share. Our insurance subsidiaries for the most part produced satisfactory underwriting results, but equity investment performance was poor. In addition, we determined that the goodwill attributable to our 2007 purchase of Employers Direct Corporation was impaired, resulting in a charge of $48.7 million, or $5.86 per share. Finally, we recognized other than temporary impairments, primarily related to some of our equity securities holdings, of $158.5 million after-tax, or $19.07 per share. Because equity securities are carried at market value, these charges have no effect on book value per share.

For the five years ended December 31, 2008, Alleghany's common stockholders' equity per share increased at a compound annual rate of 8.0%, compared with a compound annual rate of return of (2.2)% for the S&P 500 over the same time period. Consolidated cash and invested assets have increased over this five-year period from $1.9 billion at year-end 2003 to $4.3 billion, a compound annual growth rate of 17.9%.

The table below summarizes the change in common stockholders' equity in 2008:

(in millions)	
Net earnings before items below	$ 100.4
Net realized capital losses	(28.3)
Goodwill impairment charge	(48.7)
Earnings related to Darwin Professional Underwriters	107.4
Net earnings available to common stockholders	$ 130.8
Other changes to common stockholders' equity	(268.2)
Change in common stockholders' equity	$(137.6)

As can be seen from the table above, the principal cause of the decline in book value per share in 2008 was the decline in value of our investment portfolio, most of which did not flow through the income statement (the market value decreases were the principal cause of "other changes to common stockholders' equity"). Negative equity returns were partially offset by the earnings (excluding net realized capital losses) of our insurance subsidiaries and the earnings (including our portion of a gain on sale) of Darwin Professional Underwriters.

Thoughts on the big picture

The imbalances that are evident today in the global economy trace their origins to August of 1994, when China embarked upon a course of a managed, nominal currency peg of the renminbi (RMB) against the U.S. dollar. Few remember today that as recently as 1981, the RMB/USD exchange rate was as strong as 1.53 yuan per dollar; by 1994 it had weakened to as low as 8.76 yuan per dollar, and was pegged at 8.28 until 2005. Over the following decade and a half, this currency policy contributed to stagnant U.S. household incomes (real median U.S. household income is lower today than it was in 1998), as U.S. labor could not compete with a massive, artificially priced Chinese labor pool due to the currency devaluation. The mechanism with which China (and other countries with pegged currencies) kept its currency artificially depressed was to recycle dollars into U.S. treasury securities and agency securities, thereby keeping U.S. interest rates artificially low, exporting deflation, and importing inflation. The prime beneficiary of this policy in the United States and other OECD (Organization for Economic Cooperation and Development) countries was the financial services industry, which took advantage of excessively easy money and low interest rates to fund credit expansion to middle class households, who sought to improve their standard of living despite stagnant incomes by borrowing to fund consumption.

With perfect hindsight, it is now clear that 2007 probably marked the end of a 25-year credit binge in the United States. By the third quarter of 2008, total debt in the United States—government, corporate, financial, and household—exceeded 350% of GDP, a higher level than was the case in 1929. Over the past ten years, each incremental dollar of debt in the U.S. economy produced less and less growth in nominal GDP, with the marginal productivity of debt headed toward zero by 2013. The global economy, increasingly unbalanced and held together by a highly unstable and complex financial system, began to teeter in 2007 and collapsed in 2008. Inflationary pressures, which were significant in the first half of last year, turned to a deflationary collapse in the second half of the year.

The epicenter of the credit collapse was the investment banking industry and other capital providers, including private equity firms, hedge funds, and a variety of securitization vehicles. This system—referred to by some as "the shadow banking system"[1]—became the dominant provider of credit to households to fund consumption through the creation of structured securities that linked global savers to, primarily, U.S. consumers. Household debt began to expand at a very rapid rate, doubling from $7 trillion in 2000 to $14 trillion by the third quarter of 2008. A casual review of the Federal Reserve's Flow of Funds report makes clear that at least $3.6 trillion of this debt may never be repaid as growth in personal income was far slower than growth in household debt. The majority of these assets appear to be held by the largest financial institutions in the world, placing their solvency at risk.

Like a finely-engineered Swiss watch, the global economy depends on the proper functioning of all of its pieces for the mechanism to work. As the weakest borrowers in the system began to collapse, the global economy came under increasing stress in 2008 and, following the collapse of several major financial institutions, the system virtually shut down in late 2008.

Most economists view the world through a profit-maximization model. The assumption is that given stimulus—either tax cuts or cheaper money—consumers will consume, and businesses will invest. However, another model—the survival model—suggests that liquidity and debt reduction become the overriding factors in economic motivation following a long period of easy credit, inflated asset values, and ultimately an asset collapse.[2] Moreover, it seems to us that we are likely in for a long economic winter, as households attempt to reduce leverage and businesses fight for survival in deteriorating economic conditions. In such an environment, an abundance of caution is in order.

Governments and policy makers continue to attempt to address the problem of inadequate aggregate demand in the OECD economies by trying to increase demand for credit. Unfortunately, a reasonable case can be made that there is no demand for credit because borrowers are either insolvent or financially impaired. The dramatic expansion of the money supply in response to collapsing velocity has not yet produced inflationary pressure, but this eventuality cannot be dismissed. A reasonable scenario, in our opinion, would be for a prolonged (3-5 years) period of negligible economic growth, continued credit problems, and rising inflationary pressure.

Equity investment strategy

Our primary goal as stewards of stockholder capital is capital preservation, especially as the forces of deflation appear to gain strength. It is also possible that this economic maelstrom could resolve itself in renewed inflationary pressure. Given the fact that we do not know whether the current financial

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[1] The term "Shadow Banking System" is generally attributed to Paul McCulley of PIMCO (Pacific Investment Management Company, LLC).

[2] This view has been brilliantly articulated by Richard C. Koo, Chief Economist of Nomura Research Institute, in his book *The Holy Grail of Macroeconomics: Lessons from Japan's Great Recession.*

crisis will be resolved with continued debt deflation or emerging inflationary pressure, it is prudent to have some of our investment portfolio exposed to real assets.

At the end of 2008, approximately 46% of our equity portfolio was represented by investments in the energy industry, with 36% represented by our holdings of Burlington Northern Santa Fe. Although a collapse in economic activity has reduced near-term demand for oil and natural gas, mature oil fields have rapid decline rates, and with reduced exploration and development, the supply of natural gas in the United States, and the non-OPEC supply of oil globally, may soon decline. Given the structural constraints to non-OPEC oil supply, it seems likely that oil prices will increase over the intermediate term. As discussed below, our equity investment process reflects a 3-5 year investment horizon, and for the most part, we continue to believe that our investments in energy stocks will produce satisfactory long-term returns. Notwithstanding this optimism, the accounting profession requires a much shorter-term horizon in determining whether or not the decrease in value of equity investments in 2008 is "other than temporary." This accounting policy, like many accounting policies today, may be contributing to self-reinforcing disequilibria in financial markets.

In 2008, our equity portfolio had a negative total return of 31.4%, compared to the negative total return of 37.0% for the S&P 500. For the five years ended December 31, 2008, our equity portfolio has produced an average annual return of 10.6%, compared with a negative annual average return of 2.2% for the S&P 500. We invest in equity securities with a 3-5 year investment horizon, in part to counterbalance the substantial amount of debt securities that our insurance subsidiaries are required to hold as an integral part of their insurance operations. In most years, investing in equities has enhanced the total return on our investment portfolio relative to the alternative of investing exclusively in bonds, as illustrated below. Last year, however, was the exception:

Year	Alleghany Total Return[3]	Barclays Intermediate Aggregate Bond Index	Excess (Shortfall)
2004	13.2%	3.7%	9.5%
2005	10.8	2.0	8.8
2006	6.8	4.6	2.2
2007	9.4	7.0	2.4
2008	(4.1)	4.9	(9.0)
Cumulative	40.6%	24.2%	16.4%
Annualized	7.0%	4.4%	2.6%

RSUI Group, Inc.

RSUI Group performed well in 2008. Despite a difficult year from a natural catastrophe point of view, RSUI was able to generate $137.6 million of underwriting profits and a combined ratio of 80.1%. Slightly less than half of RSUI's gross written premium relates to commercial property insurance, with the balance derived from casualty product lines, including umbrella/excess liability, general liability, directors and officers liability, and professional liability, all originated through wholesale insurance agents and brokers. RSUI also has a small but growing binding authority department. I am pleased to report that despite challenging market conditions, all of RSUI's product lines produced underwriting profits in 2008. RSUI ended 2008 with cash and invested assets of $2.3 billion and stockholder's equity of $1.1 billion.

In early 2008, James Dixon, one of the founders of RSUI, retired as CEO, although he remains a member of the company's board. Jim has been succeeded by his long-time partner, E.G. Lassiter, with

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[3] Total return on cash and invested assets, including both bonds and equities.

Alleghany's senior management does not have any stock option compensation. Each year, our compensation committee considers the economic and financial environment and awards "performance shares" that are sized relative to each executive's salary. A target level is established in monetary terms and converted to a number of performance shares based on the price of Alleghany's stock at the date of grant. Over the following four years, we measure the growth rate in book value per share and compare this growth rate with a previously-established target level. If the growth rate exceeds this target level, executives are eligible to receive a multiple of the target award; if the growth rate is below the target level, the payout is reduced. Below a certain level, no payout is made.

We believe that this structure effectively aligns management's incentives with those of the long-term stockholder. The 2008 financial collapse resulted in a decline in book value per share, which will reduce the growth rate in book value per share over the four-year periods that include 2008, resulting in a reduction in the value of all outstanding performance shares. We're not happy about this, but it is reality. Please see our annual proxy statement for a more detailed description of these incentive plans.

We also believe in aligning the compensation of management of our operating subsidiaries with their individual business responsibility. Unlike many large organizations, we compensate each subsidiary management team based solely on its company's results. In addition, because our insurance subsidiaries rely on the parent company to manage their investment portfolios, we compensate their management teams primarily based on underwriting results.

Outlook

Depression-like economic conditions will make earnings and book value growth difficult in 2009. Our ability to generate investment income is deteriorating due to dramatically lower interest rates, coupled with our unwillingness to prematurely take higher levels of credit risk. A global recession in 2009 will hit corporate earnings hard, and could continue to pressure equity returns. Insurance markets remain competitive, and it is likely that underwriting profits will be lower in 2009 than they were in 2008. Our approach in this environment will be to manage expenses prudently, preserve capital where possible, and remain positioned to participate in a recovery when such a recovery eventually emerges.

Insurance is a cyclical business and must be managed on a long-term basis. In 2006 and 2007, we enjoyed very strong insurance results, and it is clear that these years marked a peak in the recent profitability cycle of the property and casualty insurance business. Since the end of 2001 through last year, our insurance businesses have produced $705 million of underwriting profits[4], including all natural catastrophe losses. It is natural therefore to expect a more challenging environment in 2009 and possibly 2010 as well. However, insurance pricing has stopped declining, and in fact is starting to improve in the most troubled line, California workers' compensation.

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[4] Including Alleghany's share of underwriting profits of Darwin Professional Underwriters through the third quarter of 2008.

Investment markets are also cyclical, and we may be experiencing a more significant adjustment process as the U.S. economy de-leverages. Alleghany Corporation was formed in 1929 as a holding company for the railroad interests of Oris and Mantis Van Sweringen. When the Great Depression hit in the early 1930s, the company became financially impaired, as falling revenues and cash flow could no longer support a highly-leveraged capital structure. Allan Kirby, the father and grandfather of two of our current directors, rehabilitated Alleghany and established operating principles that continue to guide us. Today, Alleghany is well-positioned to survive a difficult economic environment and to take advantage of opportunities that may emerge. We're in much better shape than we were in the last Great Depression.

Yours sincerely,



Weston M. Hicks
President

February 26, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9371

ALLEGHANY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**51-0283071**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
7 Times Square Tower, New York, New York	10036
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(212) 752-1356

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company.
Yes ☐ No ☑

As of June 30, 2008, the aggregate market value (based upon the closing price of these shares on the New York Stock Exchange) of the shares of Common Stock of Alleghany Corporation held by non-affiliates was $2,161,992,492.

As of February 20, 2009, 8,273,891 shares of Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement relating to Annual Meeting of Stockholders of Alleghany Corporation to be held on April 24, 2009 are incorporated into Part III of this Form 10-K Report.

ALLEGHANY CORPORATION

Form 10-K Report
for the year ended December 31, 2008

Table of Contents

Description

PART I

References in this Form 10-K Report to the "Company," "Alleghany," "we," "us" and "our" refer to Alleghany Corporation and its consolidated subsidiaries, unless the context otherwise requires. In addition, unless the context otherwise requires, references to

- "AIHL" are to our insurance holding company subsidiary Alleghany Insurance Holdings LLC,
- "RSUI" are to our subsidiary RSUI Group, Inc. and its subsidiaries,
- "CATA" are to our subsidiary Capitol Transamerica Corporation and its subsidiaries, and also includes the operations and results of Platte River Insurance Company, or "Platte River," unless the context otherwise requires,
- "EDC" are to our subsidiary Employers Direct Corporation and its subsidiaries,
- "AIHL Re" are to our subsidiary AIHL Re LLC, and
- "Alleghany Properties" are to our subsidiary Alleghany Properties Holdings LLC and its subsidiaries.

Items 1 and 2. Business and Properties.

BUSINESS OVERVIEW

We were incorporated in 1984 under the laws of the State of Delaware. In December 1986, we succeeded to the business of our parent company, Alleghany Corporation, a Maryland corporation incorporated in 1929, upon its liquidation. We are engaged, through AIHL and its subsidiaries RSUI, CATA and EDC, in the property and casualty and surety insurance business. We also own an approximately 33 percent stake in Homesite Group Incorporated, or "Homesite," a national, full-service, mono-line provider of homeowners insurance. In June 2006, we established AIHL Re as a captive reinsurance subsidiary of AIHL, and AIHL Re has, in the past, been available to provide reinsurance to our insurance operating units and affiliates. We also own and manage properties in Sacramento, California through our subsidiary Alleghany Properties, and are indirectly engaged in the oil and gas exploration and production business through our 40 percent ownership stake in ORX Exploration, Inc., or "ORX."

We owned approximately 55 percent of Darwin Professional Underwriters, Inc., or "Darwin," a specialty property and casualty insurer until October 20, 2008, when it was merged with a subsidiary of Allied World Assurance Company Holdings, Ltd, or "AWAC." We were engaged in the industrial minerals business through World Minerals, Inc. and its subsidiaries, or "World Minerals," until July 14, 2005, when we sold that business to Imerys USA, Inc. We were also engaged, through our subsidiary Heads & Threads International LLC, or "Heads & Threads," in the steel fastener importing and distribution business until December 31, 2004 when Heads & Threads was merged with an acquisition vehicle formed by a private investor group led by Heads & Threads management and Capital Partners, Inc. As a result of our disposition of Darwin, World Minerals and Heads & Threads, these businesses have been classified as discontinued operations in this Form 10-K Report, and we no longer have any foreign operations.

On July 1, 2003, AIHL completed the acquisition of Resurgens Specialty Underwriting, Inc., or "Resurgens Specialty," a specialty wholesale underwriting agency, from Royal Group, Inc., a subsidiary of Royal & SunAlliance Insurance Group plc, or "R&SA," for cash consideration, including capitalized expenditures, of approximately $116.0 million. Resurgens Specialty became a subsidiary of RSUI. In connection with the acquisition of Resurgens Specialty, on June 30, 2003, RSUI acquired RSUI Indemnity Company, or "RIC," to write admitted business underwritten by Resurgens Specialty, from Swiss Re America Holding Corporation for consideration of approximately $19.7 million, $13.2 million of which represented consideration for RIC's investment portfolio and the balance of which represented consideration for licenses. On September 2, 2003, RIC purchased Landmark American Insurance Company, or "Landmark," to write non-admitted business underwritten by Resurgens Specialty, from R&SA for cash consideration of $33.9 million, $30.4 million of which represented consideration for Landmark's investment portfolio and the balance of which represented consideration for licenses. R&SA provided loss reserve guarantees for all of the loss and loss adjustment expense, or "LAE," liabilities of Landmark that existed at the time of the sale. RIC and Landmark were further capitalized by us in an aggregate amount of approximately $520.0 million.

On December 29, 2006, AIHL invested approximately $120.0 million in Homesite. As consideration for its $120.0 million investment, Alleghany received shares of common stock of Homesite representing approximately 33 percent of Homesite's outstanding common stock.

On July 18, 2007, AIHL acquired EDC for a purchase price of approximately $198.1 million, including approximately $5.6 million of incurred acquisition costs. AIHL owns approximately 98.5 percent of the common stock of EDC with EDC senior management owning the remainder.

On July 18, 2008, through our subsidiary Alleghany Capital Corporation, we acquired approximately 40 percent of the voting interests of ORX, a regional oil and gas exploration and production company, through a purchase of participating preferred stock for cash consideration of $50.0 million.

In 2008, we studied a number of potential acquisitions. We intend to continue to expand our operations through internal growth at our subsidiaries, as well as through possible operating company acquisitions and investments. At December 31, 2008, we had 826 employees, with 812 at our subsidiaries and 14 at the parent level. Our principal executive offices are located in leased office space of approximately 14,200 square feet at 7 Times Square Tower, New York, New York 10036, and our telephone number is (212) 752-1356.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the "Exchange Act," are available, free of charge, on our website at www.alleghany.com, as soon as reasonably practicable after we electronically file or furnish this material to the Securities and Exchange Commission. Our Financial Personnel Code of Ethics, Code of Business Conduct and Ethics, Corporate Governance Guidelines and the charters for our Audit, Compensation and Nominating and Governance Committees are also available on our website. In addition, interested parties may obtain, free of charge, copies of any of the above reports or documents upon request to the Secretary of Alleghany.

We refer you to Items 7 and 8 of this Form 10-K Report for further information about our business in 2008. Our consolidated financial statements are set forth in Item 8 of this Form 10-K Report and include our accounts and the accounts of our subsidiaries for all periods presented.

Property and Casualty and Surety Insurance Businesses

General Description of Business

AIHL is our holding company for our property and casualty and surety insurance operations. Property and casualty operations are conducted through RSUI, headquartered in Atlanta, Georgia, CATA, headquartered in Middleton, Wisconsin, and EDC, headquartered in Agoura Hills, California. Surety operations are conducted through CATA. AIHL Re, our Vermont-domiciled captive reinsurance company, has, in the past, been available to provide reinsurance to our insurance operating units and affiliates. Unless we state otherwise, references to AIHL include the operations of RSUI, CATA, EDC and AIHL Re. Since December 31, 2006, AIHL has also owned an approximately 33 percent stake in Homesite, a national, full-service, mono-line provider of homeowners insurance.

In general, property insurance protects an insured against financial loss arising out of loss of property or its use caused by an insured peril. Casualty insurance protects the insured against financial loss arising out of the insured's obligation to others for loss or damage to property or persons, including, with respect to workers' compensation insurance, persons who are employees. In 2008, property insurance accounted for approximately 38.8 percent and casualty insurance accounted for approximately 57.5 percent of AIHL's gross premiums written. Surety bonds, both commercial and contract, are three-party agreements in which the issuer of the bond (the surety) joins with a second party (the principal) in guaranteeing to a third party (the owner/obligee) the fulfillment of some obligation on the part of the principal to the owner/obligee. In 2008, surety bonds accounted for approximately 3.7 percent of AIHL's gross premiums written.

RSUI

General. RSUI, which includes the operations of its operating subsidiaries RIC, Landmark and Covington Specialty Insurance Company, or "Covington," underwrites specialty insurance coverages in the property, umbrella/excess, general liability, directors and officers liability, or "D&O," and professional liability lines of business. RSUI writes business on an admitted basis primarily through RIC in the 49 states and the District of Columbia where RIC is licensed and subject to form and rate regulations. RSUI writes business on an approved, non-admitted basis primarily through Landmark, which, as a non-admitted company, is not subject to state form and rate regulations and thus has more flexibility in its rates and coverages for specialized or hard-to-place risks. As of December 31, 2008, Landmark was approved to write business on a non-admitted basis in 49 states and on an admitted basis in Oklahoma. Covington, a New Hampshire domiciled insurer, was formed in September 2007 to, among other things, support future non-admitted business written primarily by RSUI's binding authority department, which writes small, specialized coverages pursuant to underwriting authority arrangements with managing general agents.

Pursuant to quota share arrangements effective as of January 1, 2009, Landmark and Covington cede 90 percent of all their respective premiums and losses, gross of third party reinsurance, to RIC. As of December 31, 2008, the statutory surplus of RIC was approximately $1,001.9 million, the statutory surplus of Landmark was approximately $143.9 million and the statutory surplus of Covington was approximately $25.6 million. RIC is rated A (Excellent) by A.M. Best Company, Inc., or "A.M. Best," an independent organization that analyzes the insurance industry. Landmark is rated A (Excellent) on a reinsured basis by A.M. Best, and Covington is rated A (Excellent) on a group basis by A.M. Best. RSUI leases approximately 133,000 square feet of office space in Atlanta, Georgia for its headquarters and approximately 34,000 square feet of office space in Sherman Oaks, California.

Distribution. At December 31, 2008, RSUI conducted its insurance business through approximately 159 independent wholesale insurance brokers located throughout the United States and 24 managing general agents. RSUI's wholesale brokers are appointed on an individual basis based on management's appraisal of expertise and experience, and only specific locations of a wholesale broker's operations may be appointed to distribute RSUI's products. Producer agreements which stipulate premium collection, payment terms and commission arrangements are in place with each wholesale broker. No wholesale broker holds underwriting, claims or reinsurance authority. RSUI has entered into underwriting authority arrangements with 24 managing general agents for small, specialized coverages. RSUI's top five producing wholesale brokers accounted for approximately 52 percent of gross premiums written by RSUI in 2008. RSUI's top two producing wholesale brokers, Swett & Crawford Group and CRC Insurance Services, accounted for, in the aggregate, approximately 30 percent of AIHL's gross premiums written in 2008.

Underwriting. RSUI's underwriting philosophy is based on handling only product lines in which its underwriters have underwriting expertise. RSUI generally focuses on higher severity, lower frequency specialty risks that can be effectively "desk underwritten" without the need for inspection or engineering reviews. RSUI tracks underwriting results for each of its underwriters and believes that the underwriting systems and applications it has in place facilitate efficient underwriting and high productivity levels. Underwriting authority is delegated on a "top-down" basis ultimately to individual underwriters based on experience and expertise. This authority is in writing and addresses maximum limits, excluded classes and coverages and premium size referral. Referral to a product line manager is required for risks exceeding an underwriter's authority.

CATA

General. CATA, primarily through its wholly-owned subsidiaries Capitol Indemnity Corporation, or "Capitol Indemnity," and Capitol Specialty Insurance Corporation, or "CSIC," operates in 50 states and the District of Columbia, with a geographic concentration in the Midwestern and Plains states. Capitol Indemnity conducts its property and casualty insurance business on an admitted basis. Capitol Indemnity also writes surety products such as commercial surety bonds and contract surety bonds on a national basis. Commercial surety bonds include all surety bonds other than contract surety bonds and cover obligations typically required by law or regulation, such as license and permit coverage. Capitol Indemnity offers contract surety bonds in the non-construction segment of the market which secure performance under supply, service and maintenance contracts and developer subdivision bonds. CSIC conducts substantially all of its business on an approved, non-admitted basis and writes primarily specialty lines of property and casualty insurance for certain types of businesses or activities, including barber and beauty shops, bowling alleys, contractors, restaurants and taverns. Platte River is licensed in 50 states and the District of Columbia and operates in conjunction with Capitol Indemnity primarily by providing surety products and offering pricing flexibility in those jurisdictions where both Capitol Indemnity and Platte River are licensed.

The property and casualty business of CATA accounted for approximately 76.0 percent of its gross premiums written in 2008, while the surety business accounted for the remainder.

As of December 31, 2008, the statutory surplus of Capitol Indemnity was approximately $169.8 million, the statutory surplus of CSIC was $27.5 million, and the statutory surplus of Platte River was approximately $29.7 million. Capitol Indemnity, CSIC and Platte River are rated A (Excellent) on a reinsured basis by A.M. Best. CATA leases approximately 55,000 square feet of office space in Middleton, Wisconsin for its and Platte River's headquarters.

Distribution. CATA conducts its insurance business through independent and general insurance agents located throughout the United States, with a concentration in the Midwestern and Plains states. At December 31, 2008, CATA had approximately 287 independent agents and 68 general agents licensed to write property and casualty and surety coverages, as well as approximately 285 independent agents licensed only to write surety coverages. The general agents write very little surety business and have full quoting and binding authority within the parameters of their agency contracts with respect to the property and casualty business that they write. Certain independent agents have binding authority for specific business owner policy products, including property and liability coverages and non-contract surety products. No agent of CATA had writings in excess of 10 percent of AIHL's gross premiums written in 2008.

Underwriting. CATA's underwriting strategy emphasizes underwriting profitability. Key elements of this strategy are prudent risk selection, appropriate pricing and coverage customization. All accounts are reviewed on an individual basis to determine underwriting acceptability. CATA is a subscriber to the Insurance Service Organization, or "ISO," and Surety and Fidelity Association of America, or "SFAA," insurance reference resources recognized by the insurance industry. Underwriting procedures, rates and contractual coverage obligations are based on procedures and data developed by the ISO for property and casualty lines and by the SFAA for surety lines. Underwriting acceptability is determined by type of business, claims experience, length of time in business and business experience, age and condition of premises occupied and financial stability. Information is obtained from, among other sources, agent applications, financial reports and on-site loss control surveys. If an account does not meet pre-determined acceptability parameters, coverage is declined. If an in-force policy becomes unprofitable due to extraordinary claims activity or inadequate premium levels, a non-renewal notice is issued in accordance with individual state statutes and rules.

Employers Direct Corporation

General. EDC's main business is workers' compensation insurance, which is conducted on a direct basis through its wholly-owned subsidiary Employers Direct Insurance Company, or "EDIC." EDIC was granted its Certificate of Authority by the California Department of Insurance and began writing workers' compensation insurance on January 1, 2003. EDIC is currently licensed in seven additional states, but its sales effort is almost exclusively focused in California. Workers' compensation insurance provides coverage for the statutorily prescribed benefits that employers are obligated to provide for their employees who are injured in the course of employment. In 2007, EDC formed eDirect Insurance Services, Inc. which does business as Plenary Insurance Services, or "Plenary." Plenary is a commercial retail intermediary insurance brokerage and consulting company which specializes in the marketing and cross-selling to current EDIC policyholders of employee benefits and health and welfare plans, executive benefits, and voluntary benefits, which are employee benefit programs where the employee pays, generally through payroll deductions, 100 percent of the cost of benefits.

As of December 31, 2008, the statutory surplus of EDIC was approximately $140.7 million. EDIC is rated A- (Excellent) by A.M. Best. EDC leases approximately 66,000 square feet of office space in Agoura Hills, California.

Distribution. EDIC markets and sells its products primarily through a direct sales force, as well as through a managing general underwriter for certain program business.

Underwriting.

Direct Sales. For direct sales, EDIC employs a broad-based underwriting process, with underwriting standards that contain minimum sizes, retention levels and prohibited risk classes. Aggregate exposures are limited with respect to risk classifications and any individual insured. Exposure is managed by generally avoiding industries and businesses considered to involve the potential for severe losses or high exposure to multiple injuries resulting from a single occurrence. The underwriting process involves an evaluation of each potential insured for its acceptability, risk and loss exposures, and EDIC's ability to offer a competitive price consistent with its targeted loss ratio. The underwriting department monitors the performance of each account throughout the coverage period, and upon renewal, the profitability of each account is reviewed and factored into the terms and conditions of any coverage going forward.

Program Sales. In general, for program sales, EDIC develops specific underwriting guidelines for each program written. Classifications, premium size, financial requirements, audit performance and general operational characteristics are described. The underwriting process involves an evaluation of each potential insured for its acceptability, risk and loss exposures and fit within the program underwriting guidelines. The EDIC underwriting department monitors the performance of each program throughout the coverage period, and upon renewal, the profitability of the overall program and each large account is reviewed and factored into any renewal of the program. Although underwriting authority is designated, any risk with standard premium in excess of $150,000 is referred to EDIC and analyzed in a similar manner to direct sales business. For referred accounts, EDIC develops individual pricing plans and customizes loss control and claims programs.

AIHL Re LLC

AIHL Re was formed in June 2006 as a captive reinsurance subsidiary of AIHL to provide catastrophe reinsurance coverage for RSUI. AIHL Re and RSUI entered into a reinsurance agreement, effective July 1, 2006, whereby AIHL Re, in exchange for market-based premiums, took that portion of RSUI's catastrophe reinsurance program not covered by third-party reinsurers. This reinsurance coverage expired on April 30, 2007, and AIHL Re has not participated in RSUI's catastrophe reinsurance programs since that date.

AIHL Re and Homesite entered into a reinsurance agreement, effective April 1, 2007, whereby AIHL Re, in exchange for annual premium of approximately $2.0 million, provided $20.0 million of excess-of-loss reinsurance coverage to Homesite under its catastrophe reinsurance program which is concentrated in the Northeast region of the United States. To secure AIHL Re's obligations to make payments to Homesite under the April 1, 2007 agreement, a deposit of $20.0 million was made into a trust fund established for the benefit of Homesite. This reinsurance coverage expired on March 31, 2008, and AIHL Re did not participate in Homesite's catastrophe reinsurance program for the 2008-2009 period. In connection with the expiration of the reinsurance agreement, the trust fund established to secure AIHL Re's obligations to make payments to Homesite under such reinsurance agreement was dissolved and the $20.0 million in such fund was disbursed to AIHL Re in April 2008.

AIHL Re had no employees at December 31, 2008.

Changes in Historical Net Loss and LAE Reserves

The following table shows changes in historical net loss and LAE reserves for AIHL for each year since 2002. The first line of the upper portion of the table shows the net reserves at December 31 of each of the indicated years, representing the estimated amounts of net outstanding losses and LAE for claims arising during that year and in all prior years that are unpaid, including losses that have been incurred but not yet reported to AIHL's insurance operating units. The upper (paid) portion of the table shows the cumulative net amounts paid as of December 31 of successive years with respect to the net reserve liability for each year. The lower portion of the table shows the re-estimated amount of the previously recorded net reserves for each year based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about claims for individual years. In evaluating the information in the table, it should be noted that a reserve amount reported in any period includes the effect of any subsequent change in such reserve amount. For example, if a loss was first reserved in 2002 at $100,000 and was determined in 2003 to be $150,000, the $50,000 deficiency would be included in the Cumulative (Deficiency) Redundancy row shown below for each of the years 2002 through 2007.

Conditions and trends that have affected the development of the net reserve liability in the past may not necessarily occur in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on this table.

Changes in Historical Net Reserves for Losses and LAE

	Years Ended December 31						
	2002	2003	2004	2005	2006	2007	2008
				(in millions)			
Net liability as of the end of year	$113.3	$276.0	$ 639.0	$ 952.9	$1,127.5	$1,412.9	$1,570.3
Cumulative amount of net liability paid as of:							
One year later	47.4	72.6	239.4	172.7	243.3	296.1	
Two years later	80.6	116.8	310.8	356.1	421.7		
Three years later	100.1	149.6	365.2	493.2	–		
Four years later	110.1	173.7	413.6	–	–		
Five years later	115.8	191.7	–	–	–		
Six years later	121.7	–	–	–	–		
Net liability re-estimated as of:							
One year later	134.0	268.7	631.8	943.2	1,115.4	1,370.0	
Two years later	147.7	264.6	620.1	941.2	1,047.9		
Three years later	149.0	268.1	593.3	899.7	–		
Four years later	150.7	263.8	584.1	–	–		
Five years later	153.5	262.0	–	–	–		
Six years later	151.7	–	–	–	–		
Cumulative (Deficiency) Redundancy	(38.4)	14.0	54.9	53.2	79.6	42.8	
Gross Liability-End of Year	$258.1	$438.0	$1,246.4	$2,571.9	$2,228.9	$2,379.7	$2,578.6
Less: Reinsurance Recoverable	144.8	162.0	607.4	1,619.0	1,101.4	966.8	1,008.3
Net Liability-End of Year	$113.3	$276.0	$ 639.0	$ 952.9	$1,127.5	$1,412.9	$1,570.3
Gross Re-estimated Liability-Latest	$295.2	$445.6	$1,200.4	$2,442.0	$2,078.6	$2,310.8	$2,578.6
Re-estimated Recoverable-Latest	143.5	183.6	616.3	1,542.3	1,030.7	940.8	1,008.3
Net Re-estimated Liability-Latest	$151.7	$262.0	$ 584.1	$ 899.7	$1,047.9	$1,370.0	$1,570.3
Gross Cumulative (Deficiency) Redundancy	$(37.1)	$ (7.7)	$ 45.9	$ 129.9	$ 150.3	$ 68.9	$ –

The net cumulative redundancies in 2004, 2005 and 2006 primarily reflect net reserve releases by CATA and RSUI, partially offset by catastrophe related net reserve increases by RSUI in 2006 and 2007. RSUI's 2006 and 2007 reserving actions primarily reflect increases in estimated ultimate losses related to Hurricane Katrina, partially offset by reserve releases related to RSUI's casualty lines of business, as discussed on pages 44 and 45 of this Form 10-K Report.

The reconciliation between the aggregate net loss and LAE reserves of AIHL reported in the annual statements filed with state insurance departments prepared in accordance with statutory accounting practices, or "SAP," and those reported in AIHL's consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America, or "GAAP," for the last three years is shown below (in millions):

Reconciliation of Reserves for Losses and LAE from SAP Basis to GAAP Basis

	2008	2007	2006
Statutory reserves	$1,573.1	$1,417.4	$1,128.2
Reinsurance recoverables*	1,008.3	966.8	1,101.4
Purchase accounting adjustment	(2.8)	(4.5)	(0.7)
GAAP reserves	$2,578.6	$2,379.7	$2,228.9

* Reinsurance recoverables in this table include only ceded loss reserves. Amounts reflected under the caption "Reinsurance recoverables" on our consolidated balance sheets set forth in Item 8 of this Form 10-K Report also include paid loss recoverables.

The reconciliation of beginning and ending aggregate reserves for unpaid losses and LAE of AIHL for the last three years is shown below (in millions):

Reconciliation of Reserves for Losses and LAE

	2008	2007	2006
Reserves as of January 1	$2,379.7	$2,228.9	$2,571.9
Reserves acquired	–	165.0	–
Less: reinsurance recoverables	966.8	1,101.4	1,619.0
Net reserves	1,412.9	1,292.5	952.9
Incurred loss, net of reinsurance, related to:			
Current year	612.8	480.1	420.0
Prior years	(42.8)	(31.1)	(9.7)
Total incurred loss, net of reinsurance	570.0	449.0	410.3
Paid loss, net of reinsurance, related to:			
Current year	116.4	71.7	63.0
Prior years	296.2	256.9	172.7
Total paid loss, net of reinsurance	412.6	328.6	235.7
Reserves, net of reinsurance recoverables, as of December 31	1,570.3	1,412.9	1,127.5
Reinsurance recoverables, as of December 31*	1,008.3	966.8	1,101.4
Reserves, gross of reinsurance recoverables, as of December 31	$2,578.6	$2,379.7	$2,228.9

* Reinsurance recoverables in this table include only ceded loss reserves. Amounts reflected under the caption "Reinsurance recoverables" on our consolidated balance sheets set forth in Item 8 of this Form 10-K Report also include paid loss recoverables.

Asbestos and Environmental Impairment Reserves

AIHL's reserves for losses and LAE include amounts for various liability coverages related to asbestos and environmental impairment claims that arose from reinsurance of certain general liability and commercial multiple peril coverages assumed by Capitol Indemnity between 1969 and 1976. Capitol Indemnity exited this business in 1976. For the year ended December 31, 2008, the aggregate gross loss and LAE payments for asbestos and environmental impairment claims of CATA were $2.5 million, compared with $0.9 million in 2007. The increase in payments is due to a significant increase in commutations in the 2008 period. As of December 31, 2008, reserves of CATA totaled approximately $14.9 million for asbestos liabilities and approximately $5.5 million for environmental liabilities, resulting in aggregate asbestos and environmental reserves of $20.4 million. At December 31, 2008, the reserves for asbestos liabilities were approximately 11.3 times the average paid claims for the prior three-year period, compared with 15.8 times at December 31, 2007. The reserves for environmental impairment liabilities were approximately 12.2 times the average paid claims for the prior three-year period, compared with 32.5 times at December 31, 2007, such decrease reflecting a significant increase in commutations in the 2008 period. Additional information regarding the policies that CATA uses to set reserves for these asbestos and environmental claims is set forth on page 38 of this Form 10-K Report.

The reconciliation of the beginning and ending aggregate reserves for unpaid losses and LAE related to asbestos and environmental impairment claims of AIHL for the years 2006 through 2008 is shown below (in millions):

Reconciliation of Asbestos-Related Claims Reserves for Losses and LAE

	2008	2007	2006
Reserves as of January 1	$16.7	$17.4	$18.8
Losses and LAE incurred	(0.3)	0.1	0.3
Paid losses*	(1.5)	(0.8)	(1.7)
Reserves as of December 31	$14.9	$16.7	$17.4
Type of reserves			
Case	$ 2.5	$ 3.7	$ 4.0
IBNR	12.4	13.0	13.4
Total	$14.9	$16.7	$17.4

* Paid losses include commutations and legal settlements as well as regular paid losses.

Reconciliation of Environmental Impairment Claims Reserves for Losses and LAE

	2008	2007	2006
Reserves as of January 1	$ 6.2	$ 6.4	$ 6.9
Losses and LAE incurred	0.3	(0.1)	(0.3)
Paid losses	(1.0)	(0.1)	(0.2)
Reserves as of December 31	$ 5.5	$ 6.2	$ 6.4
Type of reserves			
Case	$ 0.9	$ 1.4	$ 1.5
IBNR	4.6	4.8	4.9
Total	$ 5.5	$ 6.2	$ 6.4

Catastrophe Risk Management

AIHL's insurance operating units, particularly RSUI, expose AIHL to losses on claims arising out of natural or man-made catastrophes, including hurricanes, other windstorms, earthquakes and floods, as well as terrorist activities. The incidence and severity of catastrophes in any short period of time are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, other windstorms, earthquakes and floods may produce significant damage when those areas are heavily populated. The geographic distribution of AIHL's insurance operating units subjects them to catastrophe exposure in the United States from hurricanes in the Gulf coast regions, Florida, the Mid-Atlantic, and Northeast, from other windstorms in the Midwest and Southern regions, and earthquakes in California, the Pacific Northwest region and along the New Madrid fault line in the Midwest region.

AIHL's insurance operating units use underwriting controls and systems, including third-party catastrophe modeling software, to help model potential losses. The operating units use modeled loss scenarios to set risk retention levels and help structure their reinsurance programs, in an effort to ensure that the aggregate amount of catastrophe exposures conform to established risk tolerances and fit within the existing exposure portfolio. RSUI also relies on reinsurance to limit its exposure to catastrophes, which is discussed in more detail under "*Reinsurance*" below. Additional information regarding the risks faced by AIHL's insurance operating units, particularly RSUI, with respect to managing their catastrophe exposure risk can be found on pages 27 and 28 of this Form 10-K Report.

With respect to terrorism, to the extent that reinsurers have excluded coverage for terrorist acts or have priced this coverage at rates that are not practical, our insurance operating units do not have reinsurance protection and are exposed to potential losses as a result of any terrorist acts. To the extent an act of terrorism is certified by the U.S. Secretary of Treasury, we may be covered under the Terrorism Act as described below under "*Reinsurance*." Information regarding our insurance operating units' coverage for terrorism and the impact of the Terrorism Act on our insurance operating units can be found on page 21 of this Form 10-K Report.

Reinsurance

AIHL's insurance operating units reinsure a significant portion of the risks they underwrite in order to mitigate their exposure to losses, manage capacity and protect capital resources. In general, the insurance operating units obtain reinsurance on a treaty and facultative basis. Treaty reinsurance is based on a contract between a primary insurer or "cedent" and a reinsurer and covers certain classes of risk specified in the treaty. Under most treaties, the cedent is obligated to offer, and the reinsurer is obligated to accept, a specified portion of a class of risk underwritten by the cedent. Alternatively, facultative reinsurance is the reinsurance of individual risks, whereby a reinsurer separately rates and underwrites each risk and is free to accept or reject each risk offered by the cedent. Facultative reinsurance is normally purchased for risks not otherwise covered or covered only in part by reinsurance treaties, and for unusual or large risks. Treaty and facultative reinsurance can be written on a quota share, surplus share or excess of loss basis. Under a quota share reinsurance treaty, the cedent and reinsurer share the premiums as well as the losses and expenses of any single risk, or an entire group of risks. Under a surplus share reinsurance treaty, the cedent may transfer, and the reinsurer is required to accept, the part of every risk that exceeds a predetermined amount (commonly referred to as the cedent's "retention"), with the reinsurer sharing premiums and losses in the same proportion as it shares in the total policy limits of the risk written by the cedent. Under an excess of loss reinsurance treaty, a reinsurer agrees to reimburse the cedent for all or part of any losses in excess of the cedent's retention, generally up to a predetermined limit, at which point the risk of loss is assumed by another reinsurer or reverts to the cedent.

In 2008, RSUI ceded 38.3 percent of its gross premiums written to reinsurers. Although the net amount of loss exposure retained by RSUI varies by line of business, in general, as of December 31, 2008, RSUI retained a maximum net exposure for any single property risk of $10.0 million and any single casualty risk of $9.75 million, with the exception of losses arising from acts of foreign terrorism.

RSUI reinsures its property lines of business through a program consisting of surplus share treaties, facultative placements, per risk and catastrophe excess of loss treaties. Under its surplus share treaties, which generally provide coverage on a risk attaching basis (the treaties cover policies which become effective during the treaty coverage period) from January 1 to December 31, RSUI is indemnified on a pro rata basis against covered property losses. The amount indemnified is based on the proportionate share of risk ceded after consideration of a stipulated dollar amount of "line" for RSUI to retain in relation to the entire limit written. RSUI ceded approximately 29 percent of its property gross premiums written in 2008 under these surplus share treaties. Under RSUI's 2008-2009 per risk reinsurance program, which generally provides coverage on an annual basis for losses occurring from May 1 to the following April 30, RSUI is reinsured for $90.0 million in excess of a $10.0 million net retention per risk after the application of the surplus share treaties and facultative reinsurance.

RSUI's catastrophe reinsurance program (which covers catastrophe risks including, among others, windstorms and earthquakes) and per risk reinsurance program run on an annual basis from May 1 to the following April 30. RSUI placed all of its catastrophe reinsurance program for the 2008-2009 period. RSUI's 2008-2009 catastrophe reinsurance program provides coverage in two layers for $400.0 million of losses in excess of a $100.0 million net retention after application of the surplus share treaties, facultative reinsurance and per risk covers. The first layer provides coverage for $100.0 million of losses, before a 33.15 percent co-participation by RSUI, in excess of the $100.0 million net retention, and the second layer provides coverage for $300.0 million of losses, before a 5 percent co-participation by RSUI, in excess of $200.0 million. In addition, RSUI's property per risk reinsurance program for the 2008-2009 period provides RSUI with coverage for $90.0 million of losses in excess of a $10.0 million net retention per risk after application of the surplus share treaties and facultative reinsurance.

RSUI reinsures its other lines of business through quota share treaties, except for professional liability and binding authority lines where, with the exception of property coverages written by binding authority lines which are covered under RSUI's catastrophe reinsurance program, RSUI retains all of such business. RSUI's quota share reinsurance treaty for umbrella/excess renewed on June 1, 2008 and provides coverage for policies with limits up to $30.0 million, with RSUI ceding 35 percent of the premium and loss for policies with limits up to $15.0 million and ceding 67.5 percent of the premium and loss for policies with limits in excess of $15.0 million up to $30.0 million. RSUI's primary casualty lines treaty renewed on April 15, 2008 and provides coverage for policies with limits up to $2.0 million, with RSUI ceding 25 percent of the premium and loss. RSUI's D&O liability line quota share reinsurance treaty renewed on July 1, 2008 and provides coverage for policies with limits up to $20.0 million, with RSUI ceding 35 percent of the premium and loss for all policies with limits up to $10.0 million and ceding 60 percent of the premium and loss for policies with limits in excess of $10.0 million up to $20.0 million.

With respect to potential losses at RSUI arising from acts of terrorism, the Terrorism Risk Insurance Act of 2002, as extended and amended by the Terrorism Risk Insurance Extension Act of 2005 and the Terrorism Risk Insurance Program Reauthorization Act of 2007, which we collectively refer to as the "Terrorism Act," established a program under which the federal government will reimburse insurers for losses arising from certain acts of terrorism. The Terrorism Act is administered by the Secretary of the Treasury and is effective through December 31, 2014, at which time it will automatically expire. The intent of the Terrorism Act is to provide federal assistance to the insurance industry in order to meet the needs of commercial insurance policyholders with potential exposure for losses due to acts of terrorism. The Terrorism Act applies to U.S. risks only, whether it be foreign or domestic terrorism on U.S. soil or on certain U.S. interests abroad. In return for requiring insurers writing certain lines of property and casualty insurance to offer coverage against certain acts of terrorism, the law requires the federal government to indemnify such insurers for 85 percent of insured losses during a program year resulting from covered acts of terrorism above certain premium-based deductibles. AIHL's deductible under the Terrorism Act in 2009 will be 20 percent of its direct premiums earned in 2009, or approximately $281.9 million. In addition, federal compensation will only be paid under the Terrorism Act if the aggregate industry insured losses resulting from the covered act of terrorism exceed $100.0 million for insured losses occurring in 2009 but no payment shall be made for any portion of aggregate industry insured losses that exceed $100.0 billion in 2009.

AIHL's terrorism exposure is substantially attributable to RSUI and, as described below, EDC. In general, RSUI's casualty reinsurance programs provide coverage for domestic and foreign acts of terrorism, while RSUI's property reinsurance programs provide coverage only for domestic acts of terrorism. The cost of property reinsurance in the marketplace has increased significantly in recent years, and reinsurance capacity for terrorism exposures is limited and expensive. As a result, RSUI would be liable for these exposures on a net basis, subject to the Terrorism Act coverage, for property policies containing foreign terrorism coverage. Approximately 5.3 percent of all policies, and approximately 17.0 percent of all property policies, written by RSUI in 2008 contained coverage for domestic and foreign acts of terrorism. RSUI uses various underwriting strategies to mitigate its exposure to terrorism losses.

CATA uses reinsurance to protect against severity losses. In 2008, CATA reinsured individual property and casualty and contract surety risks in excess of $1.5 million with various reinsurers. The commercial surety line was reinsured for individual losses above $1.25 million. In addition, CATA purchases facultative reinsurance coverage for risks in excess of $6.0 million on property and casualty and $15.0 million on commercial surety.

EDC uses reinsurance to protect against catastrophe losses. Effective December 31, 2008, EDC retained the first $1.0 million of loss per occurrence and purchased reinsurance with various reinsurers for $74.0 million above that level. Any loss above $75.0 million would be the sole responsibility of EDC. EDC uses various catastrophe models to assist it in determining the amount of reinsurance to purchase. All of EDC's current reinsurance includes foreign and domestic terrorism coverage, although nuclear, chemical, biological and radiological, or "NCBR," events are excluded. EDC has a separate NCBR treaty under which it retains the first $5.0 million of loss from an NCBR event and reinsurance provides $10.0 million of coverage in excess of such retention. Under the Terrorism Act, EDC cannot exclude any form of terrorism from its workers' compensation policies.

AIHL Re and Homesite entered into a reinsurance agreement, effective April 1, 2007, whereby AIHL Re, in exchange for an annual premium of approximately $2.0 million, provided $20.0 million of excess-of-loss reinsurance coverage to Homesite under its catastrophe reinsurance program, which is concentrated in the Northeast region of the United States. To secure AIHL Re's obligations to make payments to Homesite under the April 1, 2007 agreement, a deposit of $20.0 million was made into a trust fund established for the benefit of Homesite. This reinsurance coverage expired on March 31, 2008, and AIHL Re did not participate in Homesite's catastrophe reinsurance program for the 2008-2009 period. In connection with the expiration of the reinsurance agreement, the trust fund established to secure AIHL Re's obligations to make payments to Homesite under such reinsurance agreement was dissolved and the $20.0 million in such fund was disbursed to AIHL Re.

At December 31, 2008, AIHL had total reinsurance recoverables of $1,056.4 million, consisting of $1,008.3 million of ceded outstanding losses and LAE and $48.1 million of recoverables on paid losses. The reinsurance purchased by AIHL's insurance operating units does not relieve them from their obligations to their policyholders, and therefore, the financial strength of their reinsurers is important. Approximately 93.7 percent of AIHL's reinsurance recoverables balance at December 31, 2008 was due from reinsurers having an A.M. Best financial strength rating of A (Excellent) or higher. AIHL had no allowance for uncollectible reinsurance as of December 31, 2008. Additional information regarding the risks faced by AIHL's insurance operating units with respect to their use of reinsurance can be found on page 28 of this Form 10-K Report.

AIHL's Reinsurance Security Committee, which includes certain of our officers and the chief financial officers of each of AIHL's operating units, meets to track, analyze and manage the use of reinsurance by AIHL's insurance operating units. The Reinsurance Security Committee considers the limits on the maximum amount of unsecured reinsurance recoverables that should be outstanding from any particular reinsurer, the lines of business that should be ceded to a particular reinsurer and, where applicable, the types of collateral that should be posted by reinsurers. Information related to concentration of reinsurance recoverables can be found in Note 5 to our consolidated financial statements set forth in Item 8 of this Form 10-K Report.

Based on reviews by management, all of the current reinsurance contracts used by AIHL's insurance operating units provide for sufficient transfer of insurance risk to qualify for reinsurance accounting treatment under GAAP. As such, AIHL's insurance operating units have no reinsurance contracts accounted for under the deposit method.

Investments

The investment portfolios of RSUI, CATA, and EDC are managed under the direction of AIHL. For a discussion of AIHL investment results, please see pages 49 to 54 of this Form 10-K Report.

Competition

The property and casualty businesses of RSUI, as well as the surety business of CATA, compete on a national basis. CATA's property and casualty businesses compete on a regional basis with a primary focus on the Midwestern and Plains states. EDC competes in California. Our insurance operating units compete with a large number of other companies in their selected lines of business. They compete, and will continue to compete, with major U.S. and non-U.S. insurers, other regional companies, mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. Many competitors have considerably greater financial resources and greater experience in the insurance industry and offer a broader line of insurance products than do AIHL's insurance operating units. Except for regulatory considerations, there are virtually no barriers to entry into the insurance industry. Competition may be domestic or foreign, and competitors are not necessarily required to be licensed by various state insurance departments. Competition in the businesses of our insurance operating units is based on many factors, including the perceived financial strength of the company, premium charges, other terms and conditions offered, services provided, commissions paid to producers, ratings assigned by independent rating agencies, speed of claims payment and reputation and experience in the lines to be written.

Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency or severity of catastrophic and other loss events, levels of capacity, general economic and social conditions and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical business characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable price levels. A discussion of the risks faced by our insurance operating units due to competition within, and the cyclicality of, the insurance business can be found on pages 26 and 28 of this Form 10-K Report.

Regulation

AIHL is subject to the insurance holding company laws of several states. In addition, dividends and distributions by an insurance subsidiary are subject to approval by the insurance regulators of the domiciliary state of a subsidiary. Other significant transactions between an insurance subsidiary and its holding company or other subsidiaries of the holding company may require approval by insurance regulators in the domiciliary state of each of the insurance subsidiaries participating in these transactions. AIHL's insurance operating units are subject to regulation in their domiciliary states as well as in the other states in which they do business. This regulation pertains to matters such as approving policy forms and various premium rates, licensing agents, granting and revoking licenses to transact business and regulating trade practices. In addition, some of AIHL's insurance operating units are in states requiring prior approval by regulators before proposed rates for property or casualty or surety insurance policies may be implemented. Insurance regulatory authorities perform periodic examinations of an insurer's market conduct and other affairs.

Insurance companies are required to report their financial condition and results of operations in accordance with statutory accounting principles prescribed or permitted by state insurance regulators in conjunction with the National Association of Insurance Commissioners, or "NAIC." State insurance regulators also prescribe the form and content of statutory financial statements, perform periodic financial examinations of insurers, set minimum reserve and loss ratio requirements, establish standards for permissible types and amounts of investments, and require minimum capital and surplus levels. These statutory capital and surplus requirements include risk-based capital, or "RBC," rules promulgated by the NAIC. These RBC standards are intended to assess the level of risk inherent in an insurance company's business and consider items such as asset risk, credit risk, underwriting risk and other business risks relevant to its operations. In accordance with RBC formulas, a company's RBC requirements are calculated and compared with its total adjusted capital to determine whether regulatory intervention is warranted. At December 31, 2008, the total adjusted capital of each of AIHL's insurance subsidiaries exceeded the minimum levels required under RBC rules and each had excess capacity to write additional premiums in relation to these requirements.

The NAIC annually calculates certain statutory financial ratios for most insurance companies in the United States. These calculations are known as the Insurance Regulatory Information System, or "IRIS," ratios. There presently are twelve IRIS ratios, with each ratio having an established "usual range" of results. The IRIS ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. A ratio falling outside the usual range is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. The NAIC reports the ratios to state insurance departments who may then contact a company if four or more of its ratios fall outside the NAIC's usual ranges. Based upon calculations as of December 31, 2008, EDIC had four of its ratios falling outside the NAIC's usual ranges, with two falling outside the usual ranges due to EDIC's underwriting loss in 2008, one falling outside the usual ranges due to adverse reserve development, and one falling outside the usual ranges due to a decline in gross premiums written by EDIC in 2008.

AIHL's insurance operating units are required under the guaranty fund laws of most states in which they transact business to pay assessments up to prescribed limits to fund policyholder losses or liabilities of insolvent insurance companies. AIHL's insurance operating units also are required to participate in various involuntary pools, principally involving workers' compensation and windstorms. In most states, the involuntary pool participation of AIHL's insurance operating units is in proportion to their voluntary writings of related lines of business in such states.

In addition to the regulatory requirements described above, a number of legislative and regulatory initiatives under consideration may significantly affect the insurance business in a variety of ways. These measures include, among other things, tort reform, consumer privacy requirements and proposals for the establishment of state or federal catastrophe funds. It is also possible that the structure of insurance regulation may be impacted by the broader financial regulation reform that Congress intends to pursue at the federal level in the wake of the current financial crisis.

Employees

AIHL's insurance operating units employed 807 persons as of December 31, 2008, 367 of whom were at RSUI and its subsidiaries, 232 of whom were at CATA and its subsidiaries, and 208 of whom were at EDC and its subsidiaries. AIHL's investment management subsidiary, Alleghany Capital Partners LLC, employed 2 people at December 31, 2008.

Corporate Activities

Real Estate Business

Headquartered in Sacramento, California, Alleghany Properties owns and manages properties in Sacramento, California. These properties include improved and unimproved commercial land and residential lots. The majority of these properties are located in the City of Sacramento in the planned community of North Natomas. A considerable amount of activity from developers has occurred in the North Natomas area since 1998, including the construction of more than 13,500 single family homes, 4,000 apartment units, 1.1 million square feet of office buildings and 2.3 million square feet of retail space. Participating in this growth, Alleghany Properties has sold over 387 acres of residential land and 92 acres of commercial property through December 31, 2008. Development activity within North Natomas was temporarily halted in December 2008 as a result of new FEMA flood insurance maps for the area which revoke the area's previously certified 100-year flood protection. This action will limit development activity until late 2010 when it is anticipated that sufficient progress on the levee improvements will have occurred to restore 100-year flood protection. At December 31, 2008, Alleghany Properties owned approximately 315 acres of property in various land use categories ranging from multi-family residential to commercial. Alleghany Properties had three employees at December 31, 2008.

Parent Company Operations

We conduct corporate investment and other activities at the parent level, including the holding of strategic equity investments which are available to support the internal growth of subsidiaries and for acquisitions of, and substantial investments in, operating companies. In addition, we seek out attractive investment opportunities, delegate responsibilities to competent and motivated managers at the operating business level, define risk parameters, set management goals for our operating businesses, ensure that operating business managers are provided with incentives to meet these goals and monitor their progress. At December 31, 2008, we had 14 employees at the parent level.

Item 1A. Risk Factors.

We face risks from our property and casualty and surety insurance businesses and our investments in debt and equity securities. Some of what we believe are our more significant risks are discussed below; however, they are not the only risks that we face. Our businesses may also be adversely affected by risks and uncertainties not currently known to us or that we currently consider immaterial.

Risk Factors Relating to our Investments and Assets

A substantial amount of our assets is invested in debt securities and is subject to market fluctuations. A substantial portion of our investment portfolio consists of debt securities. As of December 31, 2008, our investment in debt securities was approximately $2,760.0 million, or 64.5 percent of our total investment portfolio. The fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. A rise in interest rates would increase the net unrealized loss position of our investment portfolio offset by our ability to earn higher rates of return on funds reinvested. Conversely, a decline in interest rates would decrease the net unrealized loss position of our investment portfolio, offset by lower rates of return on funds reinvested. In addition, some debt securities, such as mortgage-backed and other asset-backed securities, carry prepayment risk, or the risk that principal will be returned more rapidly or slowly than expected, as a result of interest rate fluctuations. Based upon the composition and duration of our investment portfolio at December 31, 2008, a 100 basis point increase in interest rates would result in a decrease in the fair value of our debt security investments of approximately $100.4 million.

Defaults, downgrades or other events impairing the value of our debt securities portfolio may reduce our earnings. We are subject to the risk that the issuers, or guarantors, of debt securities we own may default on principal and interest payments they owe us. As of December 31, 2008, our investment in debt securities was approximately $2,760.0 million, or 64.5 percent of our total investment portfolio. The occurrence of a major economic downturn, such as the current downturn in the economy, acts of corporate malfeasance, widening risk spreads, or other events that adversely affect the issuers or guarantors of these debt securities could cause the value of our debt securities portfolio and our net income to decline and the default rate of the debt securities in our investment portfolio to increase. A ratings downgrade affecting issuers or guarantors of particular securities, or similar trends that could worsen the credit quality of issuers, such as the corporate issuers and guarantors of debt securities in our investment portfolio, could also have a similar effect. Any event reducing the value of these securities other than on a temporary basis could have a material adverse effect on our business, results of operations and financial condition. We continually monitor the difference between cost and the estimated fair value of our investments in debt securities. If a decline in the value of a particular debt security is deemed to be temporary, we record the decline as an unrealized loss in common stockholders' equity. If the decline is deemed to be other than temporary, such debt security is written down to the carrying value of the investment, and a realized loss, which may be material to our operating results, is recorded on our statement of earnings in the period such write down is taken.

We invest some of our assets in equity securities, which have declined and may continue to decline in value. We invest a portion of our investment portfolio in equity securities which are subject to fluctuations in market value. As of December 31, 2008, our investments in equity securities had a fair market value of approximately $629.5 million, which represented 14.7 percent of our investment portfolio. We hold our equity securities as available for sale, and any changes in the fair value of these securities, net of tax, would be reflected in our accumulated other comprehensive income as a component of stockholders' equity. If a decline in the value of a particular equity security is deemed to be temporary, we record the decline as an unrealized loss in common stockholders' equity. If the decline, or impairment, is deemed to be other than temporary, an impairment charge related to the unrealized loss is required to be charged against earnings as a realized loss, which may be material to our operating results, regardless of whether we continue to hold the equity security. A severe and/or prolonged downturn in equity markets could give rise to significant impairment charges. In 2008, our net realized capital loss of $92.2 million included $244.0 million of impairment charges due primarily to a significant deterioration of U.S. equity market conditions during 2008. If the deterioration of U.S. equity market conditions continues during 2009, and if such conditions persist or deteriorate further, we may be required to record additional impairment charges during 2009, which could have a material and adverse impact on our results of operations.

As of December 31, 2008, our equity portfolio had investment concentrations in the common stock of Burlington Northern Santa Fe Corporation, or "Burlington Northern," an owner of one of the largest railroad networks in North America, and in certain energy sector businesses. As of December 31, 2008, our Burlington Northern common stock holdings had a fair market value of $227.1 million, which represented 36.1 percent of our equity portfolio, and our energy sector equity holdings had an aggregate fair market value of $290.8 million, which represented 46.2 percent of our equity portfolio. These investment concentrations may lead to higher levels of short-term price volatility and variability in the level of unrealized investment gains or losses.

If our business does not perform well, we may be required to recognize an impairment of our goodwill or other long-lived assets or to establish a valuation allowance against the deferred income tax asset, which could adversely affect our results of operations or financial condition. Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. We test goodwill at least annually for impairment. Impairment testing is performed based upon estimates of the fair value of the operating unit to which the goodwill relates. The fair value of the operating unit is impacted by the performance of the business. The performance of our businesses may be adversely impacted by prolonged market declines. If it is determined that the goodwill has been impaired, we must write down the goodwill by the amount of the impairment, with a corresponding charge to net income. Such write-downs could have a material adverse effect on our results of operations or financial position. In connection with impairment testing of our goodwill and other intangible assets at December 31, 2008, we determined that the $48.7 million of goodwill associated with our acquisition of EDC was impaired in its entirety. As a result, at December 31, 2008, we recorded a non-cash charge of $48.7 million, which is classified as a net realized capital loss in our consolidated statement of earnings. Further or continued deterioration of financial market conditions could result in a decrease in the expected future earnings of our operating units, which could lead to an impairment of some or all of the goodwill associated with them in future periods.

Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Deferred tax assets are assessed periodically by management to determine if they are realizable. Factors in management's determination include the performance of the business including the ability to generate capital gains. If it is more likely than not that the deferred income tax asset will not be realized based on available information then a valuation allowance must be established with a corresponding charge to net income. Such charges could have a material adverse effect on our results of operations or financial position. Further or continued deterioration of financial market conditions could also result in the impairment of long-lived assets and the establishment of a valuation allowance on our deferred income tax assets.

Risk Factors Relating to our Operating Units

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industry. Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical periods of price competition and excess underwriting capacity, followed by periods of high premium rates and shortages of underwriting capacity. Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the excess and surplus market in which RSUI primarily competes, than in the admitted insurance market. When premium rates are high and there is a shortage of capacity in the admitted insurance market, the same factors are present in the excess and surplus market, and growth in the excess and surplus market can be significantly more rapid than growth in the standard insurance market. Similarly, when there is price competition and excess underwriting capacity in the standard insurance market, many customers that were previously driven into the excess and surplus market may return to the admitted insurance market, exacerbating the effects of price competition. Since cyclicality is due in large part to the actions of our insurance operating units' competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. These cyclical patterns cause our revenues and net income to fluctuate.

The adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. In addition, investment rates of return may impact policy rates. These factors can have a significant impact on ultimate profitability because property and casualty insurance policies are priced before their costs are known. These factors could produce results that would have a negative impact on our results of operations and financial condition.

The reserves for losses and LAE of our insurance operating units are estimates and may not be adequate, which would require our insurance operating units to establish additional reserves. Gross reserves for losses and LAE reported on our balance sheet as of December 31, 2008 were approximately $2.6 billion. These loss and LAE reserves reflect our best estimates of the cost of settling all claims and related expenses with respect to insured

decrease. Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Some of our insurance operating unit companies are rated by A.M. Best, an independent organization that analyzes the insurance industry. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. These ratings are subject to periodic review, and we cannot assure you that any of our insurance operating unit companies will be able to retain those ratings. If the ratings of our insurance operating unit companies are reduced from their current levels by A.M. Best, their competitive positions in the insurance industry could suffer and it would be more difficult for them to market their products. A significant downgrade could result in a substantial loss of business as policyholders move to other companies with higher claims-paying and financial strength ratings.

The businesses of our insurance operating units are heavily regulated, and changes in regulation may reduce their profitability and limit their growth. Our insurance operating units are subject to extensive regulation and supervision in the jurisdictions in which they conduct business. This regulation is generally designed to protect the interests of policyholders, and not necessarily the interests of insurers, their stockholders or other investors. The regulation relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and nonfinancial components of an insurance company's business.

Virtually all states in which our insurance operating units conduct their business require them, together with other insurers licensed to do business in that state, to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. In addition, in various states, our insurance operating units must participate in mandatory arrangements to provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. A few states require our insurance operating units to purchase reinsurance from a mandatory reinsurance fund. Such reinsurance funds can create a credit risk for insurers if not adequately funded by the state and, in some cases, the existence of a reinsurance fund could affect the prices charged for the policies issued by our insurance operating units. The effect of these and similar arrangements could reduce the profitability of our insurance operating units in any given period or limit the ability of our insurance operating units to grow their business.

In recent years, the state insurance regulatory framework has come under increased scrutiny, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the NAIC and state insurance regulators are continually reexamining existing laws and regulations, specifically focusing on modifications to statutory accounting principles, interpretations of existing laws and the development of new laws and regulations. It is also possible that the structure of insurance regulation may be impacted by the broader financial regulatory reform that Congress intends to pursue in the wake of the current financial crisis. Any proposed or future state or federal legislation or NAIC initiatives, if adopted, may be more restrictive on the ability of our insurance operating units to conduct business than current regulatory requirements or may result in higher costs.

Insurance regulations in California, where EDC primarily operates, have caused and may continue to cause downward pressure on the rates charged by EDC. EDC, as a mono-line workers' compensation insurer writing substantially all of its business in California, is required to take into account the workers' compensation insurance regulatory regime of California in setting the rates for coverage. Since 2002, legislatively mandated reforms to the workers' compensation system have increased disability benefit rates, reduced medical costs and lowered the frequency and severity of permanent disability claims. These reforms have substantially reduced overall claims costs, causing insurers, in turn, to significantly reduce their rates. Recent increases in medical severity, however, indicate that erosion of these reforms is occurring. Although rate regulation has not been a focus of the California legislature to date, as costs within the system escalate, rate regulation efforts could be renewed. If adverse rate regulations are enacted, this could further exacerbate EDC's ability to operate profitably in California, which could have a material adverse effect on EDC's financial condition and results of operations.

EDC's geographic concentration in California ties its performance to the business, economic and competitive conditions in California. Certain of these conditions have deteriorated and any further deterioration in these conditions in California could materially adversely affect EDC's financial condition and results of operations. EDC writes substantially all of its business in California and thus is subject to business and economic conditions in California, some of which have deteriorated in the past year. If these conditions persist or deteriorate further, resulting in the departure of a significant number of businesses from California or their insolvency, EDC's financial condition and results of operations could be adversely affected. In addition, EDC's geographic concentration in California could subject EDC to pricing pressure as a result of competitive or regulatory forces. EDC has experienced such pressure in the past, and there is no assurance that EDC will not be subject to such pressure in California in the future.

Item 1B. Unresolved Staff Comments.

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Exchange Act.

Item 3. Legal Proceedings.

Our subsidiaries are parties to pending litigation and claims in connection with the ordinary course of their businesses. Each subsidiary makes provision on its books, in accordance with GAAP, for estimated losses to be incurred in these litigation and claims, including legal costs. In the opinion of management, this provision is adequate under GAAP as of December 31, 2008.

Item 4. Submission of Matters to a Vote of Security Holders.

We did not submit any matter to a vote of security holders during the fourth quarter of 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of December 31, 2008, there were 1,066 holders of record of our common stock. The following table indicates quarterly high and low prices of our common stock in 2008 and 2007 on the New York Stock Exchange. Our ticker symbol is Y.

Quarter Ended	2008		2007	
	High	Low	High	Low
March 31	$403.92	$323.58	$393.77	$334.63
June 30	379.84	330.81	411.75	339.22
September 30	420.00	285.00	428.43	383.33
December 31	377.50	181.29	414.21	357.84

In 2009 and 2008, our Board of Directors declared, as our dividend on our common stock for that year, a stock dividend consisting of one share of our common stock for every fifty shares outstanding. Our credit agreement prohibits us from paying cash dividends at any time when a Default or Event of Default (as these terms are defined on pages 55 and 56 of this Form 10-K Report) has occurred and is continuing. At December 31, 2008, our credit agreement permitted us to pay cash dividends aggregating to approximately $455.8 million.

We did not repurchase any shares of our common stock and we did not sell any unregistered shares of our common stock in the fourth quarter of 2008.

PERFORMANCE GRAPH

The following graph compares for the years 2004-2008 the cumulative total stockholder return on our common stock, the cumulative total return on the Standard & Poor's 500 Stock Index, or the "S&P 500," and the cumulative total return on the Standard & Poor's 500 Property and Casualty Insurance Index, or the "P&C Index." The graph shows the value at the end of each such year of $100 invested as of January 1, 2004 in our common stock, the S&P 500 and the P&C Index.


Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
January 1, 2004
2004
2005
2006
2007
2008
Alleghany
S&P 500
P&C Index

Company/Index	2004	2005	2006	2007	2008
Alleghany Corporation	130.77	132.80	173.42	195.57	139.93
S&P 500	110.88	116.33	134.70	142.10	89.53
P&C Index	110.42	127.11	143.47	123.44	87.13

This performance graph is based on the following assumptions: (i) cash dividends are reinvested on the ex-dividend date in respect of such dividend; and (ii) the two-percent stock dividends we have paid in each of the years 2004 through 2008 are included in the cumulative total stockholder return on our common stock.

Item 6. Selected Financial Data.

Alleghany Corporation and Subsidiaries*

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(in millions, except for per share and share amounts).				
Operating Data					
Revenues from continuing operations. .	$ 989.1	$ 1,228.6	$ 1,060.3	$ 1,062.7	$ 952.1
Earnings from continuing operations . .	$ 40.6	$ 287.5	$ 240.9	$ 43.9	$ 101.0
Earnings from discontinued operations	107.4	11.5	7.0	8.4	16.7
Net earnings	$ 148.0	$ 299.1	$ 247.9	$ 52.3	$ 117.7
Basic earnings per share of common stock**					
Continuing operations	$ 2.81	$ 32.53	$ 27.95	$ 5.25	$ 12.17
Discontinued operations.	12.92	1.39	0.84	1.00	2.01
Net earnings	$ 15.73	$ 33.92	$ 28.79	$ 6.25	$ 14.18
Average number of shares of common stock**	8,313,591	8,309,953	8,299,847	8,368,699	8,299,885

	Years Ended December 31,				
	2008	2007	2006	2005	2004
Balance Sheet					
Total assets	$6,181.8	$6,942.1	$6,178.7	$5,822.3	$4,339.3
Debt	$ –	$ –	$ 80.0	$ 80.0	$ 80.0
Common stockholders' equity	$2,347.3	$2,484.8	$2,146.4	$1,894.4	$1,799.5
Common stockholders' equity per share of common stock**	$ 283.73	$ 298.58	$ 259.20	$ 225.83	$ 216.57

* We sold Heads & Threads in December 2004. Heads & Threads has been classified as discontinued operations for the year ended 2004. We sold World Minerals on July 14, 2005. World Minerals has been classified as discontinued operations for the two years ended 2005. On July 18, 2007, AIHL acquired EDC. We sold Darwin on October 20, 2008. Darwin has been classified as discontinued operations for the five years ended 2008, and discontinued operations, net of minority interest expense, includes the gain on disposition in 2008.

** Amounts have been adjusted for subsequent common stock dividends.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain disclosures which are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "plan," "believe," "potential," "should," "continue" or the negative versions of those words or other comparable words. These forward-looking statements are based upon our current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and our future financial condition and results. These statements are not guarantees of future performance, and we have no specific intention to update these statements. The uncertainties and risks include, but are not limited to

- significant weather-related or other natural or human-made catastrophes and disasters;
- the cyclical nature of the property and casualty industry;
- changes in market prices of our significant equity investments and changes in value of our debt securities portfolio;
- the long-tail and potentially volatile nature of certain casualty lines of business written by our insurance operating units;
- the cost and availability of reinsurance;
- exposure to terrorist acts;
- the willingness and ability of our insurance operating units' reinsurers to pay reinsurance recoverables owed to our insurance operating units;
- changes in the ratings assigned to our insurance operating units;
- claims development and the process of estimating reserves;
- legal and regulatory changes;
- the uncertain nature of damage theories and loss amounts;
- increases in the levels of risk retention by our insurance operating units; and
- adverse loss development for events insured by our insurance operating units in either the current year or prior year.

Additional risks and uncertainties include general economic and political conditions, including the effects of a prolonged U.S. or global economic downturn or recession; changes in costs; variations in political, economic or other factors; risks relating to conducting operations in a competitive environment; effects of acquisition and disposition activities, inflation rates or recessionary or expansive trends; changes in interest rates; extended labor disruptions, civil unrest or other external factors over which we have no control; and changes in our plans, strategies, objectives, expectations or intentions, which may happen at any time at our discretion. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by us or on our behalf.

Critical Accounting Estimates

Losses and LAE

Overview. Each of our insurance operating units establishes reserves on its balance sheet for unpaid losses and LAE related to its property and casualty insurance and surety contracts. As of any balance sheet date, historically there have been claims that have not yet been reported, and some claims may not be reported for many years after the date a loss occurs. As a result of this historical pattern, the liability for unpaid losses and LAE includes significant estimates for claims incurred but not yet reported, known as "IBNR." Additionally, reported claims are reflects the impact of changes, which could be favorable or unfavorable, in frequency and severity on our loss estimate for claims occurring in 2008 (dollars in millions):

	Frequency		
Severity	**1.0%**	**5.0%**	**10.0%**
1.0%	$11.9	$35.7	$ 65.6
5.0%	$35.7	$60.5	$ 91.6
10.0%	$65.6	$91.6	$124.0

Our net reserves for losses and LAE of $1.6 billion as of December 31, 2008 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above. We believe the above analysis provides a reasonable benchmark for sensitivity as we believe it is within historical variation for our reserves. Currently, none of the scenarios is believed to be more likely than the other.

Prior Year Development. Our insurance operating units continually evaluate the potential for changes, both positive and negative, in their estimates of the loss and LAE liabilities and use the results of these evaluations to adjust both recorded liabilities and underwriting criteria. With respect to liabilities for unpaid losses and LAE established in prior years, these liabilities are periodically analyzed and their expected ultimate cost adjusted, where necessary, to reflect positive or negative development in loss experience and new information, including, for certain catastrophic events, revised industry estimates of the magnitude of a catastrophe. Adjustments to previously recorded liabilities for unpaid losses and LAE, both positive and negative, are reflected in our financial results in the periods in which these adjustments are made and are referred to as prior year reserve development. Each of RSUI, CATA, and EDC adjusted its prior year loss and LAE reserve estimate during 2008 based on current information that differed from previous assumptions made at the time such loss and LAE reserves were previously estimated.

During 2008, RSUI had a net release of $43.7 million of prior year reserves primarily for the professional liability, general liability and D&O liability lines of business. The reserve releases reflected favorable loss emergence compared with loss emergence patterns assumed in earlier periods for such lines of business. Such reduction did not impact the assumptions used in estimating RSUI's loss and LAE liabilities for business earned in 2008.

During 2007, RSUI increased its prior year reserves by $8.5 million, primarily reflecting a net increase in estimated losses and LAE related primarily to Hurricane Katrina in the amount of $43.2 million after reinsurance, partially offset by an aggregate net release of $34.7 million of prior year reserves principally for the professional liability and D&O liability lines of business. The increase in Hurricane Katrina reserves primarily reflects the results of quarterly reviews, completed during 2007, of Katrina loss and LAE reserves in light of the uncertain legal environment. In 2007, settlements of pending claims were larger than expected, which contributed to RSUI's decision to increase reserves for its remaining pending Hurricane Katrina claims. The release of prior year reserves principally for the professional liability and D&O liability lines of business primarily reflects favorable loss emergence compared with loss emergence patterns assumed in earlier periods for such lines of business.

During 2008, CATA had a net release of $11.8 million of prior year reserves, primarily in its liability and commercial surety lines of business. The reduction reflects favorable loss emergence compared with loss emergence patterns assumed in earlier periods for such lines of business. Such reduction did not impact the assumptions used in estimating CATA's loss and LAE liabilities for business earned in 2008. During 2007, CATA had a net release of $14.4 million of prior year reserves, primarily in its liability and commercial surety lines of business. The reduction reflects favorable loss emergence compared with loss emergence patterns assumed in earlier periods for such lines of business.

During 2008, EDC increased its prior accident year workers' compensation reserves by $25.4 million. In addition, current accident year workers' compensation reserves were increased by $10.5 million. Both such reserve increases primarily reflect a significant acceleration in claims emergence and higher than anticipated increases in industry-wide severity. During 2007, EDC had a $9.7 million net reserve release of workers' compensation reserves, consisting of an $18.8 million decrease for prior accident years, partially offset by a $9.1 million increase for the 2007 accident year through the date of the acquisition by AIHL. EDC's reduction of prior accident year reserves reflect favorable loss emergence compared with loss emergence patterns assumed in earlier periods for such line of business. The increase in reserves for the 2008 accident year through the date of acquisition reflects unfavorable loss emergence patterns compared with loss emergence patterns assumed in the period prior to AIHL's acquisition.

Other than for EDC during 2008, there were no significant assumptions made at December 31, 2008 in estimating the loss and LAE liabilities of our insurance operating units that were inconsistent with historical loss development patterns.

Asbestos & Environmental. Our reserve for unpaid losses and LAE includes $20.4 million and $20.3 million of gross and net reserves, respectively, at December 31, 2008, for various liability coverages related to asbestos and environmental impairment claims that arose from reinsurance of certain general liability and commercial multiple peril coverages assumed by Capitol Indemnity between 1969 and 1976. Capitol Indemnity exited this business in 1976. Reserves for asbestos and environmental impairment claims cannot be estimated with traditional loss reserving techniques because of uncertainties that are greater than those associated with other types of claims. Factors contributing to these uncertainties include a lack of historical data, the significant periods of time that often elapse between the occurrence of an insured loss and the reporting of that loss to the ceding company and the reinsurer, uncertainty as to the number and identity of insureds with potential exposure to these risks, unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Loss reserve estimates for these environmental impairment and asbestos exposures include case reserves, which also reflect reserves for legal and other LAE and IBNR reserves. IBNR reserves are determined based upon CATA's historic general liability exposure base and policy language, previous environmental impairment loss experience and the assessment of current trends of environmental law, environmental cleanup costs, asbestos liability law and judicial settlements of asbestos liabilities.

For both asbestos and environmental impairment reinsurance claims, CATA establishes case reserves by receiving case reserve amounts from its ceding companies and verifies these amounts against reinsurance contract terms, analyzing from the first dollar of loss incurred by the primary insurer. In establishing the liability for asbestos and environmental impairment claims, CATA considers facts currently known and the current state of the law and coverage litigation. Additionally, ceding companies often report potential losses on a precautionary basis to protect their rights under the reinsurance arrangement, which generally calls for prompt notice to the reinsurer. Ceding companies, at the time they report potential losses, advise CATA of the ceding companies' current estimate of the extent of the loss. CATA's claims department reviews each of the precautionary claims notices and, based upon current information, assesses the likelihood of loss to CATA. This assessment is one of the factors used in determining the adequacy of the recorded asbestos and environmental impairment reserves. Although we are unable at this time to determine whether additional reserves, which could have a material impact upon our results of operations, may be necessary in the future, we believe that CATA's asbestos and environmental impairment reserves are adequate as of December 31, 2008.

Reinsurance. Receivables recorded with respect to claims ceded by our insurance operating units to reinsurers under reinsurance contracts are predicated in large part on the estimates for unpaid losses and, therefore, are also subject to a significant degree of uncertainty. In addition to the factors cited above, reinsurance receivables may prove uncollectible if the reinsurer is unable to perform under the contract. Reinsurance contracts purchased by our insurance operating units do not relieve them of their obligations to their own policyholders. Additional information regarding the use of, and risks related to, the use of reinsurance by our insurance operating units can be found on page 28 of this Form 10-K Report.

Investments

We hold our equity and debt securities as available for sale, and as such, these securities are recorded at fair value. We continually monitor the difference between cost and the estimated fair value of our investments, which involves uncertainty as to whether declines in value are temporary in nature. If a decline in the value of a particular investment is deemed temporary, we record the decline as an unrealized loss in common stockholders' equity. If the decline is deemed to be other than temporary, we write it down to the carrying value of the investment and record a realized loss on our statement of earnings. Management's assessment of a decline in value includes, among other things,

- the duration of time and the relative magnitude to which fair value of the investment has been below cost;

- the financial condition and near-term prospects of the issuer of the investment;
- extraordinary events, including negative news releases and rating agency downgrades, with respect to the issuer of the investment; and
- our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

A debt security is deemed impaired if it is probable that we will not be able to collect all amounts due under the security's contractual terms. An equity security is deemed impaired if, among other things, its decline in estimated fair value has existed for twelve months or more or if its decline in estimated fair value from its cost is greater than 50 percent, absent compelling evidence to the contrary. Further, for securities expected to be sold, an other-than-temporary impairment charge is recognized if we do not expect the fair value of a security to recover its cost prior to the expected date of sale. If that judgment changes in the future, we may ultimately record a realized loss after having originally concluded that the decline in value was temporary. Risks and uncertainties are inherent in the methodology we use to assess other-than-temporary declines in value. Risks and uncertainties could include, but are not limited to, incorrect assumptions about financial condition, liquidity or future prospects, inadequacy of any underlying collateral and unfavorable changes in economic or social conditions, interest rates or credit ratings. Impairment charges related to unrealized losses that are deemed to be other than temporary are required to be charged against earnings as realized losses regardless of whether we continue to hold the applicable security.

Goodwill and Other Intangible Assets

Our consolidated balance sheet as of December 31, 2008 includes goodwill and other intangible assets, net of amortization, of approximately $151.2 million. This amount has been recorded as a result of business acquisitions. Other intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. Goodwill and other intangible assets deemed to have an indefinite useful life are tested annually in the fourth quarter for impairment and at such other times upon the occurrence of certain events. We also evaluate goodwill and other intangible assets whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. A significant amount of judgment is required in performing goodwill and other intangible asset impairment tests. These tests include estimating the fair value of our operating units and other intangible assets. With respect to goodwill, as required by Financial Accounting Standards Board Statement No. 142, or "SFAS 142," we compare the estimated fair value of our operating units with their respective carrying amounts including goodwill. Under SFAS 142, fair value refers to the amount for which the entire operating unit may be bought or sold. Our methods for estimating operating unit values include asset and liability fair values and other valuation techniques, such as discounted cash flows and multiples of earnings or revenues. All of these methods involve significant estimates and assumptions.

In connection with impairment testing of our goodwill and other intangible assets in the fourth quarter of 2008, we determined that the $48.7 million of goodwill associated with our acquisition of EDC was impaired in its entirety. As a result, at December 31, 2008, we recorded a non-cash charge of $48.7 million, which is classified as a net realized capital loss in our consolidated statement of earnings and represents the entire EDC goodwill balance at such date. Our estimation of EDC's fair value was based primarily on observing the stock market-based valuations of other publicly-traded insurance carriers. The factors that contributed to our determination that the EDC goodwill was impaired include the recent unfavorable conditions in the U.S. economy and California workers' compensation insurance market, combined with EDC's poor results during 2008. There was no resulting impact to our tax balances as a result of this charge.

See Note 4 to our consolidated financial statements set forth in Item 8 of this Form 10-K Report for additional information on our goodwill and other intangible assets.

Deferred Taxes

We file a consolidated federal income tax return with our subsidiaries. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At December 31, 2008, a net deferred tax asset of $130.3 million was recorded, which included a valuation allowance of $14.5 million for certain deferred state tax assets which we believe may not be realized. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. This determination is based upon a review of anticipated future earnings as well as all available evidence, both positive and negative.

In addition to the policies described above which contain critical accounting estimates, our other accounting policies are described in Note 1 to our consolidated financial statements set forth in Item 8 of this Form 10-K Report. The accounting policies described in Note 1 require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities but do not meet the level of materiality required for a determination that the accounting policy includes critical accounting estimates. On an ongoing basis, we evaluate our estimates, including those related to the value of long-lived assets, deferred acquisition costs, incentive compensation, pension benefits, and contingencies and litigation. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our actual results may differ from these estimates under different assumptions or conditions.

Consolidated Results of Operations

Overview

We are engaged, through AIHL and its subsidiaries, primarily in the property and casualty and surety insurance business. In addition, AIHL Re, a captive reinsurance subsidiary of AIHL, has in the past provided reinsurance to our insurance operating units and affiliates. We also own and manage properties in Sacramento, California through our subsidiary Alleghany Properties and conduct corporate investment and other activities at the parent level, including the holding of strategic equity investments. In addition, Alleghany owns approximately 33 percent of the outstanding shares of common stock of Homesite and, through our Alleghany Capital Corporation subsidiary, approximately 40 percent of the voting interests of ORX. Our primary sources of revenues and earnings are our insurance operations and investments.

The profitability of our insurance operating units, and as a result, our profitability, is primarily impacted by the adequacy of premium rates, level of catastrophe losses, investment returns, intensity of competition and the cost of reinsurance. The ultimate adequacy of premium rates is not known with certainty at the time property casualty insurance policies are issued because premiums are determined before claims are reported. The adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses.

Catastrophe losses, or the absence thereof, can have a significant impact on our results. RSUI's pre-tax catastrophe losses, net of reinsurance, were $97.9 million in 2008, primarily reflecting 2008 third quarter hurricane net catastrophe losses of $80.9 million for Hurricanes Ike, Gustav and Dolly, compared with net catastrophe losses of $47.1 million in 2007 and $14.8 million in 2006. The incidence and severity of catastrophes in any short period of time are inherently unpredictable. Catastrophes can cause losses in a variety of our property lines of business, and most of our past catastrophe-related losses have resulted from severe hurricanes.

Our profitability is also affected by net realized capital gains and investment income. Our invested assets, which are derived primarily from our own capital and cash flow from our insurance operating units, are invested principally in debt securities, although we also invest in equity securities. The return on debt securities is primarily impacted by the general level of interest rates and the credit quality and duration of the securities. Net realized capital gains include gains or losses realized upon sale of invested assets, as well as impairment charges related to unrealized losses on securities that are deemed to be other than temporary and, as such, are required to be charged against earnings as realized losses regardless of whether we continue to hold the applicable security. In 2008, our net realized capital loss of $92.2 million included $244.0 million of impairment charges due primarily to a significant deterioration of U.S. equity market conditions during 2008. If the deterioration of U.S. equity market conditions persist or deteriorate further during 2009, we may be required to record additional impairment charges during 2009, which could have a material and adverse impact on our results of operations.

The profitability of our insurance operating units is also impacted by price competition. Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical periods of price competition and excess underwriting capacity, followed by periods of high premium rates and shortages of underwriting capacity. Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. As discussed in more detail below, our insurance operating units began to experience increased price competition in certain of their lines of business in 2006. The competitive environment continued and increased during 2007 and 2008, resulting in a decrease in pricing over that time.

As part of their overall risk and capacity management strategy, our insurance operating units purchase reinsurance for certain amounts of risk underwritten by them, especially catastrophe risks. The reinsurance programs purchased by our insurance operating units are generally subject to annual renewal. Market conditions beyond their control determine the availability and cost of the reinsurance protection they purchase, which may affect the level of business written and thus their profitability.

The following table summarizes our consolidated revenues, costs and expenses and earnings.

	2008	2007	2006
		(in millions)	
Revenues			
Net premiums earned	$948.7	$ 974.3	$ 877.8
Net investment income	130.2	146.1	127.9
Net realized capital (losses) gains	(92.2)	92.8	28.2
Other income	2.4	15.4	26.4
Total revenues	$989.1	$1,228.6	$1,060.3
Costs and expenses			
Loss and loss adjustment expenses	$570.0	$ 449.0	$ 410.3
Commissions, brokerage and other underwriting expenses	286.6	257.2	215.5
Other operating expenses	34.9	55.6	47.4
Corporate administration	35.9	33.0	41.7
Interest expense	0.7	1.5	5.6
Total costs and expenses	$928.1	$ 796.3	$ 720.5
Earnings from continuing operations before income taxes	$ 61.0	$ 432.3	$ 339.8
Income taxes	20.4	144.7	98.9
Earnings from continuing operations	$ 40.6	$ 287.6	$ 240.9
Earnings from discontinued operations, net of tax	107.4	11.5	7.0
Net earnings	$148.0	$ 299.1	$ 247.9
Revenues			
AIHL	$813.6	$1,137.8	$1,000.6
Corporate activities**	175.5	90.8	59.7
(Loss) earnings from continuing operations before income taxes			
AIHL	$(75.1)	$ 378.8	$ 331.0
Corporate activities**	136.1	53.5	8.8

* Discontinued operations consist of the operations of Darwin, net of minority interest expense and the gain on disposition in 2008.

** Corporate activities consist of Alleghany Properties, Homesite, ORX and corporate activities at the parent level.

Operating Results

Our earnings from continuing operations before income taxes in 2008 decreased substantially from 2007, primarily reflecting an increase in loss and LAE, as well as net realized capital losses in 2008, compared with net realized capital gains in 2007. The increase in loss and LAE primarily reflects the inclusion of a full year of EDC's results in 2008, including a $35.9 million reserve increase in 2008 for current and prior accident years, as well as net catastrophe losses at RSUI of $97.9 million in 2008, partially offset by an aggregate $43.7 million of prior accident year loss reserve releases. Additional information regarding these reserving actions and other items can be found in the discussion of AIHL's operating unit results from continuing operations on pages 43 through 47.

2008 net realized capital losses primarily reflect significant impairment charges related to $244.0 million of unrealized losses that were deemed to be other than temporary and, as such, are required to be charged against earnings as realized losses regardless of whether we continue to hold the applicable security. In addition, 2008 net realized capital losses include a non-cash charge of $48.7 million related to our determination that that the goodwill associated with our acquisition of EDC was impaired in its entirety. Such $48.7 million non-cash charge is classified as a net realized capital loss in our consolidated statement of earnings. These unrealized losses and charges were partially offset by net realized gains of $152.3 million on sales at the parent level of common stock of Burlington Northern, as well as the sale of common stock holdings in the energy sector. The significant net realized capital gains in 2007 primarily reflect gains of $55.9 million on sales at the parent level of common stock of Burlington Northern, as well as the sale of common stock holdings in the energy and mining sectors, partially offset by $7.7 million of unrealized losses that were deemed to be other than temporary. Additional information regarding our investments can be found on pages 49 to 54 herein.

Our earnings from continuing operations before income taxes in 2007 increased from 2006, reflecting increases in net premiums earned and substantially higher net realized capital gains, partially offset by an increase in loss and LAE and commissions, brokerage and other underwriting expenses. The increase in net premiums earned primarily reflects growth at RSUI and CATA and the inclusion of the results of EDC commencing in July 2007. The increase in net realized capital gains in 2007 primarily reflects the gain of $55.9 million on sales at the parent level of common stock of Burlington Northern, as well as the sale of common stock holdings in the energy sector. The increase in loss and LAE and commissions, brokerage and other underwriting expenses primarily reflects the growth in net premiums earned at RSUI and CATA, and the inclusion of the results of EDC commencing in July 2007.

The effective tax rate on earnings from continuing operations before income taxes was 34 percent in 2008, 34 percent in 2007, and 29 percent in 2006. The effective tax rate in 2008 primarily reflects the impact of significant catastrophe losses incurred and losses on investments that were deemed to be other than temporary in the 2008 period, offset by the impact of non-deductible goodwill impairment charges. The effective tax rate in 2007 reflects a net tax adjustment of $5.2 million resulting primarily from the reduction of estimated deferred tax assets related to unused foreign tax credits. The unused foreign tax credits arose from our ownership of World Minerals prior to its sale in July 2005. The effective tax rate in 2006 reflects a tax benefit of $10.8 million resulting from the release of a valuation allowance we held with respect to a portion of our deferred tax assets related to such unused foreign tax credits.

Net earnings from continuing operations for the three years ended December 31, 2008 include the $5.2 million tax adjustment and $10.8 million tax benefit noted above.

Our earnings from discontinued operations consist of the operations of Darwin prior to its disposition in October 2008, net of minority interest expense, and includes an after-tax gain upon disposition of approximately $92.1 million in the 2008 fourth quarter, including approximately $9.5 million of gain deferred at the time of Darwin's initial public offering in May 2006. See Note 2 to our consolidated financial statements set forth in Item 8 to this Form 10-K Report for additional information on discontinued operations.

AIHL Operating Unit Pre-Tax Results

	RSUI	AIHL Re	CATA	EDC(1)	AIHL
		(in millions, except ratios)			
2008					
Gross premiums written	$1,055.4	$ 0.4	$207.9	$ 77.0	$1,340.7
Net premiums written	650.9	0.1	177.4	69.8	898.2
Net premiums earned (2)	$ 689.6	$ 0.2	$186.9	$ 72.0	$ 948.7
Loss and loss adjustment expenses	376.3	–	90.9	102.8	570.0
Underwriting expenses (3)	175.7	–	80.8	30.1	286.6
Underwriting profit(loss) (4)	$ 137.6	$ 0.2	$ 15.2	$(60.9)	$ 92.1
Net investment income (2)					112.6
Net realized capital losses (2)					(248.4)
Other income (2)					0.7
Other expenses (3)					32.1
Losses from continuing operations before income taxes					$ (75.1)
Loss ratio (5)	54.6%	–	48.6%	142.8%	60.1%
Expense ratio (6)	25.5%	22.8%	43.2%	41.8%	30.2%
Combined ratio (7)	80.1%	22.8%	91.8%	184.6%	90.3%
2007					
Gross premiums written	$1,206.6	$ 1.1	$250.1	$ 49.0	$1,506.8
Net premiums written	716.1	2.2	199.1	45.1	962.5
Net premiums earned (2)	$ 707.5	$24.5	$198.0	$ 44.3	$ 974.3
Loss and loss adjustment expenses	324.3	–	95.8	28.9	449.0
Underwriting expenses (3)	163.3	0.1	82.8	11.0	257.2
Underwriting profit (4)	$ 219.9	$24.4	$ 19.4	$ 4.4	$ 268.1
Net investment income (2)					126.5
Net realized capital gains (2)					36.5
Other income (2)					0.5
Other expenses (3)					52.8
Earnings from continuing operations before income taxes					$ 378.8
Loss ratio (5)	45.8%	–	48.4%	65.1%	46.1%
Expense ratio (6)	23.1%	0.7%	41.8%	24.8%	26.4%
Combined ratio (7)	68.9%	0.7%	90.2%	89.9%	72.5%
2006					
Gross premiums written	$1,366.1	$ –	$255.5	–	$1,621.6
Cessions to AIHL Re	(58.0)	58.0	–	–	–
Gross premiums written after AIHL Re	$1,308.1	$58.0	$255.5	–	$1,621.6
Net premiums written	$ 676.6	$58.0	$181.6	–	$ 916.2
Net premiums earned (2)	$ 670.7	$35.7	$171.4	–	$ 877.8
Loss and loss adjustment expenses	332.3	–	78.0	–	410.3
Underwriting expenses (3)	141.0	0.2	74.3	–	215.5
Underwriting profit (4)	$ 197.4	$35.5	$ 19.1	–	$ 252.0
Net investment income (2)					107.1
Net realized capital gains (2)					13.9
Other income (2)					1.8
Other expenses (3)					43.8
Earnings from continuing operations before income taxes					$ 331.0
Loss ratio (5)	49.6%	–	45.5%		46.7%
Expense ratio (6)	21.0%	0.8%	43.3%		24.6%
Combined ratio (7)	70.6%	0.8%	88.8%		71.3%

(1) Includes the results of EDC, net of purchase accounting adjustments, commencing July 18, 2007 (see Note 4 to our consolidated financial statements set forth in Item 8 of this Form 10-K Report).

(2) Represent components of total revenues.

(3) Commissions, brokerage and other underwriting expenses represent commission and brokerage expenses and that portion of salaries, administration and other operating expenses attributable to underwriting activities, whereas the remainder constitutes other expenses.

(4) Represents net premiums earned less loss and LAE and underwriting expenses, all as determined in accordance with GAAP, and does not include net investment income and other income or net realized capital gains. Underwriting profit does not replace net income determined in accordance with GAAP as a measure of profitability; rather, we believe that underwriting profit, which does not include net investment income and other income or net realized capital gains, enhances the understanding of AIHL's insurance operating units' operating results by highlighting net income attributable to their underwriting performance. With the addition of net investment income and other income and net realized capital gains, reported pre-tax net income (a GAAP measure) may show a profit despite an underlying underwriting loss. Where underwriting losses persist over extended periods, an insurance company's ability to continue as an ongoing concern may be at risk. Therefore, we view underwriting profit as an important measure in the overall evaluation of performance.

(5) Loss and LAE divided by net premiums earned, all as determined in accordance with GAAP.

(6) Underwriting expenses divided by net premiums earned, all as determined in accordance with GAAP.

(7) The sum of the loss ratio and expense ratio, all as determined in accordance with GAAP, representing the percentage of each premium dollar an insurance company has to spend on losses (including LAE) and underwriting expenses.

Discussion of individual AIHL operating unit results follows, and AIHL investment results are discussed below under "Investments."

RSUI

The decrease in gross premiums written by RSUI in 2008 from 2007 primarily reflects continuing and increasing price competition, particularly in RSUI's general liability and property lines of business. RSUI's net premiums earned decreased in 2008 from 2007 due to a decrease in the property line of business, partially offset by a modest increase in the casualty lines of business. The decrease in property premiums earned is due to substantially lower premium writings, partially offset by reduced reinsurance limits being purchased and reduced rates paid for catastrophe and per risk reinsurance coverage renewed at May 1, 2008. The modest increase in casualty premiums earned primarily reflects the growth of RSUI's binding authority line of business and the non-renewal at April 1, 2007 of a professional liability quota share reinsurance treaty, partially offset by general liability from substantially lower premium writings. The binding authority line writes small, specialized coverages pursuant to underwriting authority arrangements with managing general agents.

The decrease in gross premiums written in 2007 from 2006 primarily reflects continuing and increasing pricing competition in RSUI's general liability, umbrella/excess and property lines of business. RSUI's net premiums earned in both property and casualty lines of business increased in 2007 from 2006. The increase in property net premiums earned is due primarily to increased retentions and reduced reinsurance limits being purchased at lower rates for catastrophe and per risk coverage renewed at May 1, 2007. The increase in casualty net premiums earned primarily reflects the growth of RSUI's binding authority line of business.

The increase in loss and LAE in 2008 from 2007 primarily reflects 2008 net catastrophe losses of $97.9 million, partially offset by an aggregate $43.7 million of prior accident year loss reserve releases, compared with $3.9 million of net catastrophe losses (excluding Hurricane Katrina reserve strengthening) and an $8.5 million net reserve increase of prior accident year loss reserves (including Hurricane Katrina reserve strengthening, as described below) during 2007. Of the $97.9 million net catastrophe loss in 2008, $80.9 million relates to Hurricanes Ike, Gustav, and Dolly, all of which occurred during the 2008 third quarter. The $80.9 million is $18.1 million lower than the $99.0 million estimated for such hurricanes in the 2008 third quarter. The $43.7 million reserve release primarily reflects the professional liability, general liability and D&O liability lines of business, and reflects favorable loss emergence compared with loss emergence patterns assumed in earlier periods for such lines of business. Such reduction did not impact the assumptions used in estimating RSUI's loss and loss adjustment expense liabilities for business earned in 2008.

RSUI's reported hurricane losses represent management's current best estimate and are based on management's assessment of information from actual claim reports, information derived from third-party catastrophe modeling software and industry loss estimates. In addition, RSUI's reported hurricane losses include estimates of unreported claims, anticipated adverse development on reported claims and a degree of demand surge. RSUI's actual losses from the hurricanes, however, may exceed its estimates as a result of, among other things, the receipt of additional information from insureds, the attribution of losses to coverages which, for purposes of estimates, were assumed not to be exposed, and inflation in repair costs due to the limited availability of labor and materials, in which case RSUI's operating results and financial condition could be further materially adversely affected.

The slight decrease in loss and LAE in 2007 from 2006 primarily reflects continued favorable current accident year loss experience for property and to a lesser extent, D&O lines of business, partially offset by an $8.5 million net increase in reserves. This net reserve increase reflects a $43.2 million increase in estimated losses and LAE related to Hurricane Katrina, partially offset by a release of $34.7 million of prior year reserves principally for the professional liability and D&O lines of business. The increase in Hurricane Katrina reserves primarily reflects the results of reviews, completed during 2007, of Katrina loss and LAE reserves in light of the uncertain legal environment. RSUI reviews its reserves quarterly. In 2007, settlements of pending claims were larger than expected, which contributed to RSUI's decision to increase reserves for its remaining pending Hurricane Katrina claims. Future legal developments, to the extent adverse to the insurance industry, may result in additional adverse development in RSUI's Hurricane Katrina loss and LAE reserves. The release of prior year reserves for the professional liability and D&O liability lines of business reflects favorable loss emergence compared with loss emergence patterns assumed in earlier periods for such lines of business.

The increase in RSUI's underwriting expenses in 2008 from 2007 primarily reflects lower ceding commissions primarily resulting from the non-renewal of RSUI's professional liability quota share reinsurance treaty which expired in April 2007, as well as lower ceding commissions on RSUI's reinsurance arrangements for other casualty lines of business due to a reduction in premiums written in such lines. The increase in underwriting expenses in 2007 from 2006 reflects higher salary and benefit expenses and lower ceding commissions earned by RSUI on its property surplus share reinsurance arrangements, which caused net commission expenses incurred to increase.

The increase in loss and LAE described above was the primary cause for the decrease in RSUI's underwriting profit in 2008 from 2007. RSUI's underwriting profit for 2007 increased from 2006, primarily reflecting an increase in net premiums earned and lower than expected current accident year property losses, partially offset by higher underwriting expenses and the net reserve increase of $8.5 million, as discussed above.

Additional information regarding RSUI's use of reinsurance and risks related to reinsurance recoverables can be found on pages 20 and 21 and page 28 of this Form 10-K Report. Additional information regarding RSUI's adjustments and releases to prior year reserves can be found on page 37 and pages 47 and 48 of this Form 10-K Report.

Rates at RSUI in 2008, compared with 2007, reflect overall industry trends of downward pricing as a result of increased competition, with decreased rates in all of RSUI's lines of business. RSUI is also seeing fewer opportunities to write business, as a more competitive market causes less business to flow into the wholesale and/or excess and surplus marketplace in which RSUI operates. Rates at RSUI in 2007 compared with 2006 reflect overall industry trends of downward pricing as a result of increased competition, with decreased rates in all of RSUI's lines of business, particularly with respect to the general liability, umbrella/excess and property lines of business.

AIHL Re

AIHL Re was formed in June 2006 as a captive reinsurance subsidiary of AIHL to provide catastrophe reinsurance coverage for RSUI. AIHL Re and RSUI entered into a reinsurance agreement, effective July 1, 2006, whereby AIHL Re, in exchange for market-based premiums, took that portion of RSUI's catastrophe reinsurance program not covered by third-party reinsurers. The cumulative premiums ceded from RSUI to AIHL Re under this agreement for the coverage period was $59.1 million. This reinsurance coverage expired on April 30, 2007 and AIHL Re has not participated in RSUI's catastrophe reinsurance program since that date.

AIHL Re and Homesite entered into a reinsurance agreement, effective April 1, 2007, whereby AIHL Re, in exchange for an annual premium of approximately $2.0 million, provided $20.0 million of excess-of-loss reinsurance coverage to Homesite under its catastrophe reinsurance program. This reinsurance coverage expired on March 31, 2008 and AIHL Re did not participate in Homesite's catastrophe reinsurance program for the 2008-2009 period. In connection with the expiration of the agreement, the trust funds established to secure AIHL Re's obligations to make payments to Homesite under such reinsurance agreement was dissolved and the $20 million in such funds was distributed to AIHL Re in April 2008.

AIHL Re's underwriting profit in 2008, 2007 and 2006 reflects the absence of catastrophe losses during all periods.

CATA

CATA's net premiums earned in 2008 decreased from 2007, primarily reflecting continuing and increasing price competition in CATA's property and casualty (including in excess and surplus markets) and commercial surety lines of business, partially offset by net premiums earned in CATA's recently established specialty markets division. The increase in CATA's net premiums earned in 2007 from 2006 reflects growth in gross and net premiums written in CATA's property and casualty lines of business.

The decrease in loss and LAE in 2008 from 2007 primarily reflects a decrease in net premiums earned, partially offset by a lesser amount of reserve releases in 2008 compared with 2007. During 2008, CATA had a net release of $11.8 million of prior year reserves, primarily in its liability and commercial surety lines of business. The reduction reflects favorable loss emergence compared with loss emergence patterns assumed in earlier periods for such lines of business. Such reduction did not impact the assumptions used in estimating CATA's loss and LAE liabilities for business earned in 2008. During 2007, CATA had a net release of $14.4 million of prior year reserves, primarily in its liability and commercial surety lines of business. The increase in loss and LAE in 2007 from 2006 reflects growth in net premiums earned and higher property losses, partially offset by reductions of reserves for prior accident years. Such reductions were $14.4 million in 2007 and $13.6 million in 2006.

The decrease in net earned premium, partially offset by lower loss and LAE described above, was the primary cause for the decrease in CATA's underwriting profit in 2008 from 2007. Underwriting profit in 2007 was only modestly higher than 2006, whereby the increase in net earned premium was offset by higher loss and LAE described above, as well as higher underwriting expenses.

Additional information regarding CATA's releases to prior year reserves can be found on page 37 and pages 47 and 48 of this Form 10-K Report.

Rates at CATA in 2008, compared with 2007, reflect overall industry trends of lower pricing as a result of increased competition, causing a reduction of premium volumes in CATA's lines of business. CATA experienced increased competition and decreased rates in its property and casualty and commercial surety lines of business during 2007 compared with 2006.

EDC

EDC's net premiums earned in 2008 and 2007 reflect increased competition, decreased rates, reduction of exposure as measured by insured payroll and declining renewal retention rates in EDC's California workers' compensation business. Loss and LAE in 2008 and 2007 reflect the exposure of EDC's underlying book of business. In addition, loss and LAE in 2008 reflect the trend of increasing loss costs, as well as a $35.9 million reserve increase in 2008, consisting of $25.4 million related to prior accident years and $10.5 million related to the 2008 accident year. The increases for both the prior accident years and the 2008 accident year primarily reflect a significant acceleration in claims emergence and higher than anticipated increases in industry-wide severity. These increases in reserves also caused EDC to write off its deferred acquisition cost asset of $2.1 million and establish a modest premium deficiency reserve in the 2008 second quarter. Loss and LAE in 2007 reflect a net reserve release of workers' compensation reserves of $9.7 million. This release consisted of an $18.8 million decrease for prior accident years, partially offset by a $9.1 million increase for the 2007 accident year through the date of the acquisition by AIHL. EDC's reduction of prior year reserves reflects favorable loss emergence as compared with loss emergence patterns assumed in earlier periods for such line of business.

The loss and LAE described above were the primary cause of EDC's underwriting loss in 2008, and underwriting profit for 2007.

In connection with impairment testing of our goodwill and other intangible assets during the fourth quarter of 2008, we determined that the $48.7 million of goodwill associated with our acquisition of EDC was impaired in its entirety. As a result, at December 31, 2008, we recorded a non-cash charge of $48.7 million, which is classified as a net realized capital loss in our consolidated statement of earnings and represents the entire EDC goodwill balance at such date. Our estimation of EDC's fair value was based primarily on observing the stock market-based valuations of other publicly-traded insurance carriers. The factors that contributed to our determination that the EDC goodwill was impaired include the recent unfavorable conditions in the U.S. economy and California workers' compensation insurance market, combined with EDC's poor results during 2008. There was no resulting impact to our tax balances as a result of this charge.

Additional information regarding EDC's releases to prior year reserves can be found on pages 37 and 38 and pages 47 and 48 of this Form 10-K Report.

EDC experienced increased competition and decreasing rates in its California workers' compensation business during 2008.

Reserve Review Process

AIHL's insurance operating units periodically analyze and adjust their expected ultimate cost, where necessary, to reflect positive or negative development in loss experience and new information, including, for certain catastrophic events, revised industry estimates of the magnitude of a catastrophe. Adjustments to previously recorded liabilities for unpaid losses and LAE, both positive and negative, are reflected in our financial results in the periods in which these adjustments are made and are referred to as prior year reserve development. The following table presents the reserves established in connection with the losses and LAE of AIHL's insurance operating units on a gross and net basis by line of business. These reserve amounts represent the accumulation of estimates of ultimate losses (including IBNR) and LAE.

	Property	Casualty(1)	CMP(2)	Surety	Workers' Comp(3)	All Other(4)	Total
				(in millions)			
At December 31, 2008							
Gross loss and LAE reserves	$ 365.9	$1,836.6	$75.8	$21.5	$227.4	$ 51.4	$ 2,578.6
Reinsurance recoverables on unpaid losses	(153.5)	(811.6)	(0.3)	(0.2)	(12.2)	(30.5)	(1,008.3)
Net loss and LAE reserves	$ 212.4	$1,025.0	$75.5	$21.3	$215.2	$ 20.9	$ 1,570.3
At December 31, 2007							
Gross loss and LAE reserves	$ 332.1	$1,683.2	$85.0	$20.6	$187.4	$ 71.4	$ 2,379.7
Reinsurance recoverables on unpaid losses	(126.4)	(783.8)	(1.1)	(0.3)	(8.8)	(46.4)	(966.8)
Net loss and LAE reserves	$ 205.7	$ 899.4	$83.9	$20.3	$178.6	$ 25.0	$ 1,412.9
At December 31, 2006							
Gross loss and LAE reserves	$ 598.3	$1,427.8	$86.2	$18.4	$ 11.5	$ 86.7	$ 2,228.9
Reinsurance recoverables on unpaid losses	(348.4)	(700.3)	(1.1)	(0.2)	–	(51.4)	(1,101.4)
Net loss and LAE reserves	$ 249.9	$ 727.5	$85.1	$18.2	$ 11.5	$ 35.3	$ 1,127.5

(1) Primarily consists of umbrella/excess, D&O liability, professional liability and general liability.

(2) Commercial multiple peril.

(3) Workers' compensation amounts at December 31, 2008 and 2007 include EDC, net of purchase accounting adjustments (See Note 4 to our consolidated financial statements set forth in Item 8 of this Form 10-K Report). Such adjustments include a minor reduction of gross and net loss and LAE for acquisition-date discounting, as required under purchase accounting. Workers' compensation amounts at December 31, 2008, 2007 and 2006 include minor workers' compensation balances from CATA.

(4) Primarily consists of loss and LAE reserves for discontinued lines of business and loss reserves acquired in connection with prior acquisitions for which the sellers provided loss reserve guarantees. The loss and LAE reserves are ceded 100 percent to the sellers. Additional information regarding the loss reserve guarantees can be found in Note 5 to our consolidated financial statements set forth in Item 8 of this Form 10-K Report.

Changes in Loss and LAE Reserves between December 31, 2008 and December 31, 2007

Gross Reserves. The increase in gross loss and LAE reserves at December 31, 2008 from December 31, 2007 primarily reflects increases in casualty and to a lesser extent, workers' compensation and property gross loss and LAE reserves, partially offset by modest decreases in other gross loss and LAE reserves. The increase in casualty gross loss and LAE reserves primarily reflects anticipated loss reserves on current accident year gross premiums earned and limited gross paid loss activity for the current and prior accident years at RSUI. Such increases for RSUI were partially offset by net releases of prior accident year reserves. The increase in workers' compensation gross loss and LAE reserves primarily relates to increases to both current and prior accident year reserves by EDC. The increase in property gross loss and LAE reserves primarily reflects significant catastrophe gross losses incurred by RSUI during 2008 from Hurricanes Ike, Gustav and Dolly. The decrease in other reserves is due primarily to a reduction in loss and LAE reserves acquired in connection with prior acquisitions which are ceded 100 percent to the sellers.

Net Reserves. The increase in net loss and LAE reserves at December 31, 2008 from December 31, 2007 primarily reflects increases in casualty and, to a lesser extent, workers' compensation net loss and LAE reserves. The increase in casualty net loss and LAE reserves primarily reflects anticipated loss reserves on current accident year premiums earned and limited net paid loss activity for the current and prior accident years at RSUI. Such increases for RSUI were partially offset by net releases of prior accident year reserves. The increase in workers' compensation net loss and LAE reserves is primarily due to increases by EDC to both its current and prior accident year reserves.

Changes in Loss and LAE Reserves between December 31, 2007 and December 31, 2006

Gross Reserves. The increase in gross loss and LAE reserves at December 31, 2007 from December 31, 2006 primarily reflects increases in workers' compensation and casualty gross loss and LAE reserves, partially offset by a net reduction in RSUI's property gross loss and LAE reserves. The increase in workers' compensation gross loss and LAE reserves is due to the acquisition of EDC in July 2007. The increase in casualty gross loss and LAE reserves primarily reflects anticipated loss reserves on current accident year gross premiums earned and limited gross paid loss activity for the current and prior casualty accident years at RSUI, partially offset by releases of prior year reserves. The decrease in property gross loss and LAE reserves is mainly due to gross loss payments on 2004 and 2005 hurricane related losses, principally Hurricane Katrina.

Net Reserves. The increase in net loss and LAE reserves at December 31, 2007 from December 31, 2006 primarily reflects increases in workers' compensation and casualty net loss and LAE reserves. The increase in workers' compensation gross loss and LAE reserves is due to the acquisition of EDC in July 2007. The increase in casualty gross loss and LAE reserves is due to RSUI, and primarily reflects anticipated loss reserves on current accident year gross premiums earned and limited gross paid loss activity for the current and prior casualty accident years, and lower reinsurance utilization, partially offset by releases of prior year reserves. Slightly lower loss and LAE property reserves is mainly due to loss payments on 2004 and 2005 hurricane related losses, principally Hurricane Katrina, partially offset by an increase in estimated losses, net of reinsurance recoverables on unpaid losses, related to Hurricane Katrina, as discussed in more detail on pages 44 and 45 of this Form 10-K Report.

Reinsurance Recoverables

At December 31, 2008, AIHL had total reinsurance recoverables of $1,056.4 million, consisting of $1,008.3 million of ceded outstanding losses and LAE and $48.1 million of recoverables on paid losses. Approximately 93.7 percent of AIHL's reinsurance recoverables balance at December 31, 2008 was due from reinsurers having an A.M. Best financial strength rating of A (Excellent) or higher. Of total reinsurance recoverable amounts, RSUI had reinsurance recoverables of approximately $859.3 million. Information regarding concentration of AIHL's reinsurance recoverables at December 31, 2008 is as follows (in millions except for percentages):

Reinsurer(1)	Rating(2)	Dollar Amount	Percentage
Swiss Reinsurance Company	A+ (Superior)	$ 192.1	18.2%
The Chubb Corporation	A++ (Superior)	$ 121.5	11.5%
Platinum Underwriters Holdings, Ltd.	A (Excellent)	$ 92.8	8.8%
All other reinsurers		$ 650.0	61.5%
Total		$1,056.4	100.0%

(1) Reinsurance recoverable amounts reflect amounts due from one or more reinsurance subsidiaries of the listed reinsurer.

(2) Represents the A.M. Best rating for the applicable reinsurance subsidiary or subsidiaries from which the reinsurance recoverable is due.

At December 31, 2008, AIHL also had fully collateralized reinsurance recoverables of $161.1 million due from Darwin, now a subsidiary of AWAC. The A.M. Best financial strength rating of Darwin was A (Excellent) at December 31, 2008. AIHL had no allowance for uncollectible reinsurance as of December 31, 2008.

AIHL Investments

General. AIHL and its insurance operating units invest in debt and equity securities to support their operations. Following is information relating to AIHL's investments.

	Years Ended December 31,		
	2008	2007	2006
	(in millions)		
Net investment income	$ 112.6	$126.5	$107.1
Net realized capital (losses) gains	$(199.7)*	$ 36.5	$ 13.9

* Excludes a non-cash impairment charge of $48.7 million related to the goodwill associated with our acquisition of EDC, which was classified as a net realized capital loss in our consolidated statement of earnings.

The decrease in AIHL's net investment income in 2008 from 2007 is due principally to lower average investment yields in 2008 and poor results from partnership investments in 2008, partially offset by the net positive effect from the acquisition of EDC, as invested assets acquired were greater than our purchase price, and positive underwriting cash flow at RSUI and CATA. The increase in net investment income in 2007 from 2006 primarily reflects positive underwriting cash flow and the net positive effect of the acquisition of EDC.

The net realized capital losses in 2008 relate principally to significant impairment charges in 2008 resulting from $244.0 million of unrealized losses that were deemed to be other than temporary, partially offset by the sale of common stock holdings in the energy sector. The net realized capital gains in 2007 primarily reflect the sale of common stock holdings in the energy and mining sectors, partially offset by $7.7 million of unrealized losses that were deemed to be other than temporary. Additional information regarding unrealized losses deemed to be other than temporary can be found on pages 38 and 39 and page 52 herein.

Investment Strategy. AIHL's investment strategy seeks to preserve principal and maintain liquidity while trying to maximize its risk-adjusted, after-tax rate of return. Investment decisions are guided mainly by the nature and timing of expected liability payouts, management's forecast of cash flows and the possibility of unexpected cash demands, for example, to satisfy claims due to catastrophic losses. AIHL's investment portfolio currently consists mainly of highly rated and liquid debt securities and equity securities listed on national securities exchanges. In this regard, as of December 31, 2008, 56.9 percent of AIHL's debt securities portfolio was invested in securities with the highest rating (Aaa / AAA), 30.3 percent was invested in securities with the second highest rating (Aa / AA) and only 0.2 percent had either no rating or a rating below investment grade (below Baa3 / BBB-). AIHL's debt securities portfolio has been designed to enable management to react to investment opportunities created by changing interest rates, prepayments, tax and credit considerations or other factors, or to circumstances that could result in a mismatch between the desired duration of portfolio assets and the duration of liabilities, and, as such, is classified as available for sale.

AIHL produced positive cash flow in the three-year period ending December 31, 2008. AIHL's positive cash flow from continuing operations reduces the need to liquidate portions of its debt securities portfolio to pay for current claims of its insurance operating units. This positive cash flow also permits AIHL, as attractive investment opportunities arise, to make investments in debt securities that have a longer duration than AIHL liabilities. This strategy, when used, is designed to grow AIHL's capital resources. When attractive investment opportunities do not arise, AIHL may maintain higher proportions of shorter duration debt securities to preserve its capital resources. In this regard, as of December 31, 2008, AIHL held approximately $927.2 million, or 34.6 percent of its debt securities portfolio, in securities with maturities of five years or less and approximately $496.3 million of short-term investments. See Note 3 to the Notes to our consolidated financial statements set forth in Item 8 of this Form 10-K Report for further details concerning the contractual maturities of our consolidated investment portfolio. AIHL may modestly increase the proportion of its debt securities portfolio held in securities with maturities of more than five years should the yields of these securities provide sufficient compensation for their increased risk. We do not believe that this strategy would reduce AIHL's ability, as necessary, to meet ongoing claim payments or to respond to significant catastrophe losses.

In the event paid losses accelerate beyond the ability of AIHL's insurance operating units to fund these paid losses from current cash balances, current operating cash flow, coupon receipts and security maturities, AIHL would need to liquidate a portion of its investment portfolio, receive capital contributions from us and/or arrange for financing. Strains on liquidity could result from:

- the occurrence of several significant catastrophic events in a relatively short period of time,
- the sale of investments to fund these paid losses into a depressed marketplace,
- the uncollectibility of reinsurance recoverables on these paid losses,
- the significant decrease in the value of collateral supporting these reinsurance recoverables, or
- a significant reduction in our net premium collections.

While all of AIHL's investment holdings are currently denominated in U.S. dollars, investments may be made in other currency denominations depending upon investment opportunities in those currencies, or as may be required by regulation or law. AIHL's investment guidelines require compliance with applicable local regulations and laws.

Investment Position Summary. The following tables summarize the investments of AIHL and its subsidiaries on a consolidated basis, excluding cash, as of December 31, 2008 and 2007, with all investments carried at fair value (in millions, except for percentages):

Investments

	Amortized Cost or Cost		Fair Value	
	Amount	Percentage	Amount	Percentage
December 31, 2008				
Short-term investments	$ 496.3	13.7%	$ 496.3	13.9%
Corporate bonds	205.1	5.7	207.5	5.8
U.S. government and government agency bonds	201.8	5.6	211.4	5.9
Mortgage and asset-backed securities	701.3	19.3	648.3	18.1
Municipal bonds	1,421.8	39.2	1,434.1	40.1
Foreign bonds	172.6	4.8	177.3	5.0
Equity securities	425.1	11.7	402.4	11.2
Total	$3,624.0	100.0%	$3,577.3	100.0%

	Amortized Cost or Cost		Fair Value	
	Amount	Percentage	Amount	Percentage
December 31, 2007				
Short-term investments	$ 290.6	8.7%	$ 290.6	8.3%
Corporate bonds	240.5	7.2	242.2	6.9
U.S. government and government agency bonds	176.1	5.3	180.0	5.2
Mortgage and asset-backed securities	684.8	20.4	685.3	19.6
Municipal bonds	1,149.1	34.3	1,158.1	33.2
Foreign bonds	176.0	5.3	182.1	5.2
Equity securities	628.5	18.8	756.6	21.6
Total	$3,345.6	100.0%	$3,494.9	100.0%

At December 31, 2008, our mortgage- and asset-backed securities portfolio was backed by the following types of underlying collateral (in millions):

Type of Underlying Collateral	Fair Value	Average Rating
Guaranteed by FNMA or FHLMC (1)	$188.9	Aaa / AAA (2)
Guaranteed by GNMA (3)	92.2	Aaa / AAA (2)
Prime (4)	320.6	Aaa / AAA (2)
Alt-A (4)	39.5	Aa / AA (5)
Sub-prime (4)	7.1	Aaa / AAA (2)
Total	$648.3	Aaa / AAA

(1) "FNMA" refers to the Federal National Mortgage Association and "FHLMC" refers to the Federal Home Loan Mortgage Corporation.

(2) All such securities are rated AAA by Standard & Poor's.

(3) "GNMA" refers to the Government National Mortgage Association.

(4) As defined by Standard & Poor's.

(5) 77.0 percent of such securities was rated AAA by Standard & Poor's.

All of our mortgage- and asset-backed securities are current as to principal and interest. Additional information regarding AIHL's holdings of securities backed by sub-prime and Alt-A collateral at December 31, 2008 is as follows (dollars in millions):

Type of Underlying Collateral	Gross Unrealized Gains	Gross Unrealized Losses	Weighted Average Life
Alt-A	$–	$6.7	3.7 years
Sub-prime	$–	$0.6	2.2 years

Approximately 31.4 percent (or approximately $840.8 million) of debt securities, predominantly municipal obligations, contained in our debt securities portfolio is insured by financial guaranty insurance companies. The purpose of this insurance is to increase the credit quality of the debt securities and their credit ratings discussed above. If the obligations of these financial guarantors ceased to be valuable, either through a credit rating downgrade or default, these debt securities would likely receive lower credit ratings by the rating agencies that would reflect the creditworthiness of the various obligors as if the debt securities were uninsured. The following table summarizes the credit quality of our portfolio as rated, and as rated if the debt securities were uninsured:

	% of Debt Securities Portfolio	
	As rated	As rated if uninsured
Aaa /AAA	56.9%	57.0%
Aa / AA	30.3%	28.7%
A / A	10.4%	12.1%
Baa / BBB	2.2%	1.3%
Below Baa / BBB	0.2%	0.2%
Not rated	– %	0.7%
	100.0%	100.0%

AIHL continually monitors the difference between cost and the estimated fair value of its investments, which involves uncertainty as to whether declines in value are temporary in nature. If a decline in the value of a particular investment is deemed to be temporary, AIHL records the decline as an unrealized loss in common stockholders' equity. If a decline is deemed to be other than temporary, it is written down to the carrying value of the investment and a realized loss is recorded on AIHL's statement of earnings. Management's assessment of a decline in value includes, among other things, (i) the duration of time and the relative magnitude to which fair value of the investment has been below cost; (ii) the financial condition and near-term prospects of the issuer of the investment; (iii) extraordinary events, including negative news releases and rating agency downgrades, with respect to the issuer of the investment; and (iv) AIHL's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. If the review indicates that the declines were other than temporary, AIHL would record a realized capital loss on its statement of earnings.

Net realized capital losses in 2008 include $244.0 million of impairment charges reflecting unrealized losses that were deemed to be other than temporary and, as such, are required to be charged against earnings. Of the $244.0 million of impairment charges, $144.8 million related to energy sector equity holdings, $34.4 million related to financial sector equity holdings, $30.4 million related to construction sector equity holdings, $13.6 million related to mining sector equity holdings, $17.6 million related to equity holdings in other sectors and $3.2 million related to debt security holdings. The determination that unrealized losses on such securities were other than temporary was primarily based on the severity of the declines in fair value of such securities relative to their cost as of the balance sheet date. Such severe declines are primarily related to a significant deterioration of U.S. equity market conditions during 2008. Net realized capital gains in 2007 and 2006 include $7.7 million and $3.6 million, respectively, of impairment charges related to unrealized losses that were deemed to be other than temporary and, as such, are required to be charged against earnings.

The following tables summarize, for all securities in an unrealized loss position at December 31, 2008 and 2007, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position, after adjusting the cost basis of securities for the recognition of unrealized losses through impairment charges (in millions):

Securities in an Unrealized Loss Position

December 31, 2008	Fair Value	Gross Unrealized Loss
Debt securities:		
0 – 12 months	$786.7	$57.6
Over 12 months	89.3	19.9
Total	$876.0	$77.5
Equity securities:		
0 – 12 months	$149.6	$48.4
Over 12 months	–	–
Total	$149.6	$48.4

December 31, 2007	Fair Value	Gross Unrealized Loss
Debt securities:		
0 – 12 months	$356.7	$ 3.8
Over 12 months	348.9	4.2
Total	$705.6	$ 8.0
Equity securities:		
0 – 12 months	$269.0	$28.7
Over 12 months	–	–
Total	$269.0	$28.7

Debt Securities Portfolio. The following table reflects investment results for the debt securities portfolio of AIHL and its subsidiaries, on a consolidated basis, for the years ended December 31, 2008, 2007 and 2006 (in millions, except for percentages):

Investment Results for the Debt Securities Portfolio

Year Ended:	Average Investments(1)	Net Pre-Tax Investment Income(2)	Net After-Tax Investment Income(3)	Pre-Tax Realized Gains (Losses)	Effective Yield(4)	After-Tax Yield(5)
December 31, 2008	$2,564.5	$112.0	$86.3	$(2.1)	4.4%	3.4%
December 31, 2007	$2,293.0	$119.1	$90.8	$(7.9)	5.2%	4.0%
December 31, 2006	$1,817.1	$101.9	$75.4	$ 0.9	5.6%	4.2%

(1) Average of amortized cost of debt securities portfolio at beginning and end of period.

(2) After investment expenses, excluding realized gains or losses from sale of investments.

(3) Net pre-tax investment income less income taxes.

(4) Net pre-tax investment income for the period divided by average investments for the same period.

(5) Net after-tax investment income for the period divided by average investments for the same period.

Equity Securities Portfolio. As of December 31, 2008, the equity securities portfolio of AIHL and its subsidiaries, on a consolidated basis, was carried at a fair value of approximately $402.4 million, with an original cost of approximately $425.1 million (after adjusting the cost basis of securities for the recognition of unrealized losses through impairment charges). In 2008, AIHL had dividend income on its portfolio of $14.6 million, compared with $11.7 million in 2007 and $5.2 million in 2006. AIHL and its subsidiaries may, from time to time, make significant investments in the common stock of a public company, subject to limitations imposed by applicable regulations.

Corporate Activities

Corporate activities recorded pre-tax earnings of $136.1 million on revenues of $175.5 million in 2008, compared with pre-tax earnings of $53.5 million on revenues of $90.8 million in 2007, and pre-tax earnings of $8.8 million on revenues of $59.7 million in 2006. Results for 2008 and 2007 primarily reflect net realized capital gains at the parent level of $152.3 million and $55.9 million, respectively, resulting from the sale of approximately 2.0 million and 0.8 million shares of Burlington Northern common stock, respectively. Results for 2006 primarily reflect $14.3 million of net realized capital gains from sales of all securities.

Corporate activities results in 2007 and 2006 were also impacted by sales of real property by Alleghany Properties, net investment income (including earnings from Alleghany's equity investment in Homesite) and expenses, including corporate administrative expense and interest expense. Gains on sales of real property were $1.4 million during 2008, compared with $14.7 million during 2007 and $24.3 million in 2006. Net investment income for corporate activities in 2008 reflects (i) poor results from parent-level partnership investments; (ii) lower average investment yields compared to earlier periods; and (iii) lower average debt security assets compared to earlier periods due to capital contributions made by parent to AIHL in connection with AIHL's acquisition of EDC in July 2007. In addition, net investment income includes $0.3 million and $4.1 million of Alleghany's equity in earnings of Homesite, net of purchase accounting adjustments, for 2008 and 2007, respectively. Corporate administration and interest expenses were substantially lower in 2008 and 2007, relative to 2006, reflecting lower expenses for benefits incurred and other employee-related costs. Interest expense in 2006 reflects interest incurred on our $80.0 million of floating rate notes of Alleghany Funding, which matured in January of 2007.

We hold certain strategic investments at the parent level. In this regard, as of December 31, 2008, we owned approximately 3.0 million shares of Burlington Northern. These shares had an aggregate market value on December 31, 2008 of approximately $227.1 million. The aggregate cost of our Burlington Northern common stock is approximately $38.1 million. In addition to equity securities, we also hold $81.4 million of debt securities at the parent level which are highly-rated, available-for-sale bonds that are primarily backed by the U.S. government. In addition, $139.9 million of high quality, short-term investments are carried at cost, which approximates market value.

Financial Condition

Parent Level

General. In general, we follow a policy of maintaining a relatively liquid financial condition at the parent company in the form of cash, marketable securities, available credit lines and minimal amounts of debt. This policy has permitted us to expand our operations through internal growth at our subsidiaries and through acquisitions of, or substantial investments in, operating companies. At December 31, 2008, we held approximately $445.3 million of marketable securities and cash at the parent company and $466.5 million of marketable securities and cash at AIHL, which totaled $911.8 million of marketable securities and cash. We believe that we have and will have adequate internally generated funds, cash resources and unused credit facilities to provide for the currently foreseeable needs of our business, and we had no material commitments for capital expenditures at December 31, 2008.

Common stockholders' equity decreased to $2,646.7 million as of December 31, 2008, compared with $2,784.3 million as of December 31, 2007, representing a decrease of 5.0 percent. The decrease in common stockholders' equity reflects a net decrease in net unrealized appreciation on our investment portfolio during 2008 and a decrease in net earnings in 2008.

On June 23, 2006, we completed an offering of 1,132,000 shares of 5.75% mandatory convertible preferred stock, or the "Preferred Stock," at a public offering price of $264.60 per share, resulting in net proceeds of $290.4 million. The annual dividend on each share of Preferred Stock is $15.2144. Dividends on the Preferred Stock accrue and accumulate from the date of issuance, and, to the extent we are legally permitted to pay dividends and our Board of Directors declares a dividend payable, we will pay dividends in cash on a quarterly basis. Each share of Preferred Stock has a liquidation preference of $264.60, plus any accrued, cumulated and unpaid dividends. Each share of Preferred Stock will automatically convert on June 15, 2009 into between 0.8475 and 1.0000 shares of our common stock depending on the average market price per share of our common stock over the 20 trading day period ending on the third trading day prior to such date. The conversion rate will also be subject to anti-dilution adjustments. At any time prior to June 15, 2009, holders of the Preferred Stock may elect to convert each share of Preferred Stock into 0.8475 shares of our common stock, subject to anti-dilution adjustments. All of the above per share data has not been adjusted for subsequent Alleghany common stock dividends.

Alleghany Funding's $80.0 million of floating rate notes due 2007, which were secured by a $91.5 million installment note receivable, matured in January 2007. In conjunction with the issuance of the notes, Alleghany Funding entered into a related interest rate swap agreement with a notional amount of $86.2 million for the purpose of matching interest expense with interest income. The interest rate swap also matured in January 2007, without gain or loss to us.

At the parent level, we have adequate internally generated funds, cash resources and unused credit facilities to provide for the currently foreseeable needs of our business, and we have no material commitments for capital expenditures.

Dividends. We have declared stock dividends in lieu of cash dividends every year since 1987 except 1998 when Chicago Title Corporation was spun off to our stockholders. These stock dividends have helped to conserve our financial strength and, in particular, the liquid assets available to finance internal growth and operating company acquisitions and investments. On April 24, 2009, as our dividend on our common stock for 2009, we will pay to stockholders of record on April 1, 2009 a dividend of one share of our common stock for every 50 shares outstanding.

Credit Agreement. In addition to our liquid assets, we are party to a three-year unsecured credit agreement, or the "Credit Agreement," with a bank syndicate, providing commitments for revolving credit loans in an aggregate principal amount of up to $200.0 million. Borrowings under the Credit Agreement will be available for working capital and general corporate purposes. At our option, borrowings under the Credit Agreement will bear interest at either (x) the higher of (i) the administrative agent's prime commercial lending rate or (ii) the federal funds rate plus 0.50 percent, or (y) the London Interbank Overnight Rate plus a margin (currently 65 basis points) based on our Standard & Poor's and/or Moody's rating. The Credit Agreement requires that all loans shall be repaid in full no later than October 23, 2009, or the "Maturity Date," although we may request up to two one-year extensions of the Maturity Date subject to meeting certain conditions and upon agreement of the Lenders. The Credit Agreement charges us a commitment fee of fifteen basis points (0.15%) per annum of the unused commitment.

The Credit Agreement contains representations, warranties and covenants customary for bank loan facilities of this nature. In this regard, the Credit Agreement (i) requires us to, among other things, maintain Tangible Net Worth of not less than approximately $1.9 billion, maintain a ratio of Total Indebtedness to Total Capitalization as of the last day of each fiscal quarter of not greater than 0.25 to 1.0, limit the amount of certain other indebtedness and maintain certain levels of unrestricted liquid assets, and (ii) contains restrictions with respect to mortgaging or pledging any of our assets and our consolidation or merger with any other corporation. In addition, at any time when a Default or Event of Default has occurred and is continuing, the Credit Agreement prohibits us from paying any dividend or making any other distribution of any nature (cash, securities other than common stock of Alleghany, assets or otherwise), and from making any payment (whether in cash, securities or other property) on any class of our Capital Stock, and further prohibits any redemption, purchase, retirement, acquisition, cancellation, termination, or distribution by us in respect of any of the foregoing.

Under the Credit Agreement, an Event of Default is defined as (a) a failure to pay any principal or interest on any of the Loans or other Obligations under the Credit Agreement within designated time periods; (b) a breach of any representation or warranty made in the Credit Agreement; (c) a failure to comply with certain specified covenants, conditions or agreements; (d) a failure to comply with any other conditions, covenants or agreements within 15 days after knowledge or written notice of such failure; (e) the occurrence of certain bankruptcy, insolvency or reorganization events; (f) the occurrence of certain money judgments in excess of $5.0 million; (g) the acceleration of the maturity of any indebtedness of Alleghany or any subsidiary in an amount exceeding $5.0 million, or "Material Indebtedness," or failure by Alleghany or any subsidiary to pay any Material Indebtedness when due or payable, or the failure by Alleghany or any subsidiary to comply with conditions, covenants or agreements in any agreement or instrument relating to Material Indebtedness which causes, or permits the holder of such Material Indebtedness to cause, the acceleration of such indebtedness; (h) the occurrence of certain events constituting a Change of Control of Alleghany; or (i) the issuance of any orders of conservation or supervision in respect of any material insurance subsidiary. If an Event of Default occurs, then, to the extent permitted in the Credit Agreement, the Lenders may terminate the Commitments, accelerate the repayment of any outstanding loans and exercise all rights and remedies available to such Lenders under the Credit Agreement and applicable law.

Our practice is to repay borrowings under our credit agreements promptly in order to keep the facilities available for future acquisitions. We did not borrow any amounts under the Credit Agreement during 2008.

Capital Contributions. From time to time, we make capital contributions to our subsidiaries when third-party financing may not be attractive or available. In 2007, we made a capital contribution of $50.0 million to AIHL to provide additional capital support to EDC in connection with AIHL's acquisition of EDC. In 2006, we made a capital contribution of $100.0 million to AIHL to provide catastrophe reinsurance coverage for RSUI through AIHL Re, a captive reinsurance subsidiary of AIHL. In addition, in 2006 we made a capital contribution of $88.0 million to AIHL in connection with its investment in Homesite. We expect that we will continue to make capital contributions to our subsidiaries in the future for similar or other purposes.

Common Stock Purchases. In February 2008, Alleghany announced that its Board of Directors had authorized the purchase of shares of Alleghany common stock, at such times and at prices as management may determine advisable, up to an aggregate of $300.0 million. In November 2008, the authorization to repurchase Alleghany common stock was expanded to include repurchases of Alleghany's 5.75% Mandatory Convertible Preferred Stock. During 2008, we purchased an aggregate of 78,817 shares of our common stock in the open market for approximately $25.1 million, at an average price per share of $318.05. In 2007, we did not purchase any shares of our common stock. On March 29, 2006, we purchased an aggregate of 139,000 shares of our common stock for approximately $39.2 million, at an average cost of about $281.91 per share (not adjusted for the subsequent stock dividend), in a privately negotiated transaction. As of December 31, 2008, we held 76,513 shares of treasury stock.

Dividends from Subsidiaries. At December 31, 2008, approximately $785.8 million of the equity of all of our subsidiaries was available for dividends or advances to us at the parent level. With respect to AIHL's insurance operating units, they are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid by them without prior approval of insurance regulatory authorities. Of the aggregate total equity of our insurance operating units at December 31, 2008 of $1.6 billion, a maximum of $233.3 million was available for dividends without prior approval of the applicable insurance regulatory authorities. These limitations have not affected our ability to meet our obligations. In 2008, RSUI did not pay a dividend. CATA paid AIHL a cash dividend of $3.0 million, AIHL Re paid AIHL a dividend of $21.4 million and Alleghany Properties paid AIHL a cash dividend of $3.0 million. In 2007, RSUI paid AIHL a cash dividend of $75.0 million, CATA paid AIHL a cash dividend of $12.0 million, AIHL Re paid AIHL a dividend of $70.0 million and Alleghany Properties paid AIHL a cash dividend of $12.0 million. At December 31, 2008, approximately $455.8 million of stockholders' equity was available for dividends by Alleghany to its stockholders.

Contractual Obligations. We have certain obligations to make future payments under contracts and credit-related financial instruments and commitments. At December 31, 2008, certain long-term aggregate contractual obligations and credit-related financial commitments were as follows (in millions):

Contractual Obligations	Total	Within 1 Year	More than 1 Year but Within 3 Years	More than 3 Years but Within 5 Years	More than 5 Years
Operating lease obligations	$ 79.9	$ 9.7	$ 16.4	$ 16.7	$ 37.1
Dividends on preferred stock	7.9	7.9	–	–	–
Investments	–	–	–	–	–
Other long-term liabilities reflected on our consolidated balance sheet under GAAP*	110.0	36.5	25.0	35.0	13.5
Losses and LAE	2,578.6	649.9	947.7	495.9	485.1
Total	$2,776.4	$704.0	$989.1	$547.6	$535.7

* Other long-term liabilities primarily reflect employee pension obligations, certain retired executive pension obligations and obligations under certain incentive compensation plans.

Our insurance operating units have obligations to make certain payments for losses and LAE pursuant to insurance policies they issue. These future payments are reflected as reserves on our consolidated financial statements. With respect to losses and LAE, there is typically no minimum contractual commitment associated with insurance contracts and the timing and ultimate amount of actual claims related to these reserves is uncertain. Additional information regarding reserves for losses and LAE, including information regarding the timing of payments of these expenses, can be found on pages 16 through 20, pages 26 and 27, pages 34 through 38 and pages 47 and 48 of this Form 10-K Report.

Material Off-Balance Sheet Arrangements. We did not have any off-balance sheet arrangements outstanding at December 31, 2008, 2007 or 2006, nor did we enter into any off-balance sheet arrangements during 2008, 2007 or 2006.

Subsidiaries

Financial strength is also a high priority of our subsidiaries, whose assets stand behind their financial commitments to their customers and vendors. We believe that our subsidiaries have and will have adequate internally generated funds and cash resources to provide for the currently foreseeable needs of their businesses. Our subsidiaries have no material commitments for capital expenditures.

AIHL. The obligations and cash outflow of AIHL's insurance operating units include claim settlements, administrative expenses and purchases of investments. In addition to premium collections, cash inflow is obtained from interest and dividend income and maturities and sales of investments. Because cash inflow from premiums is received in advance of cash outflow required to settle claims, AIHL's insurance operating units, in general, accumulate funds which they invest pending the need for liquidity. As an insurance company's cash needs can be unpredictable due to the uncertainty of the claims settlement process, AIHL's portfolio, which includes those of its insurance operating units, is composed primarily of debt securities and short-term investments to ensure the availability of funds and maintain a sufficient amount of liquid securities. As of December 31, 2008, investments and cash represented 66.1 percent of the assets of AIHL and its insurance operating units.

At December 31, 2008, AIHL had total unpaid losses and LAE of approximately $2.6 billion and total reinsurance recoverables of approximately $1,056.4 million, consisting of $1,008.3 million of ceded outstanding losses and LAE and $48.1 million of recoverables on paid losses. As of December 31, 2008, AIHL's investment portfolio had a fair market value of approximately $3.6 billion and consisted primarily of high quality debt securities with an average life of 4.4 years and an effective duration of 3.7 years. Effective duration measures a portfolio's sensitivity to change in interest rates; a change within a range of plus or minus 1 percent in interest rates would be expected to result in an inverse change of approximately 3.7 percent in the fair market value of the portfolio of AIHL. The overall debt securities portfolio credit quality is measured using the lower of either Standard & Poor's or Moody's rating. The weighted average rating at December 31, 2008 was AA+, with virtually all securities rated investment grade. Additional information regarding AIHL's investment portfolio and the credit quality of AIHL's debt securities portfolio can be found on pages 49 through 54 of this Form 10-K Report.

On July 18, 2007, AIHL acquired approximately 98.5 percent of the outstanding shares of common stock of EDC for $198.1 million. AIHL made a capital contribution of $50.0 million to EDC in connection with the acquisition of EDC.

Alleghany Properties. As of December 31, 2008, Alleghany Properties held properties having a total book value of $19.5 million, compared to $20.1 million as of December 31, 2007 and $22.6 million as of December 31, 2006. These properties and loans had a total book value of approximately $90.1 million as of October 31, 1994, the date Alleghany Properties purchased the assets. The capital needs of Alleghany Properties consist primarily of various development costs relating to its owned properties and corporate administration. Adequate funds to provide for the currently foreseeable needs of its business are expected to be generated by sales and, if needed, capital contributions by us. Alleghany Properties paid cash dividends to us of $3.0 million and $12.0 million in 2008 and 2007, respectively.

Recent Accounting Standards

In September 2006, FASB Statement No. 157, "Fair Value Measurements," or "SFAS 157," was issued. SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have adopted the provisions of SFAS 157 as of January 1, 2008, and the implementation did not have a material impact on our results of operations and financial condition. See Note 14 to our consolidated financial statements set forth in Item 8 of this Form 10-K Report.

In October 2008, FASB Staff Position No. 157-3, or "FSP FAS 157-3," was issued. FSP FAS 157-3 clarifies the application of SFAS 157 in an inactive market. If a market becomes inactive, then the fair value determination for securities in that market may be based on inputs that are unobservable in the market, rather than being based on either unadjusted quoted prices or observable market inputs. FSP FAS 157-3 is effective upon issuance, including periods for which financial statements have not been issued. We have adopted the provisions of FSP FAS 157-3 as of September 30, 2008, and the implementation did not have a material impact on our results of operations and financial condition. See Note 14 to our consolidated financial statements set forth in Item 8 of this Form 10-K Report.

Future Application of Accounting Standards

In December 2007, FASB Statements No. 141 (revised 2007), "Business Combinations," or "SFAS 141R," and No. 160, "Noncontrolling Interests in Consolidated Financial Statements," or "SFAS 160," were issued. SFAS 141R replaces FASB Statement No. 141, "Business Combinations." SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information regarding the nature and financial effect of the business combination. SFAS 160 requires all entities to report noncontrolling (minority) interests in subsidiaries in the same way — as equity in the consolidated financial statements. SFAS 160 also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. We will adopt SFAS 141R and SFAS 160 for all business combinations initiated after December 31, 2008.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the risk of loss from adverse changes in market prices and rates, such as interest rates, foreign currency exchange rates and commodity prices. The primary market risk related to our non-trading financial instruments is the risk of loss associated with adverse changes in interest rates. We invest in equity securities which are subject to fluctuations in market value. We also purchase debt securities with fixed maturities that expose us to risk related to adverse changes in interest rates. We hold our equity securities and debt securities as available for sale. Any changes in the fair value in these securities, net of tax, would be reflected in our accumulated other comprehensive income as a component of stockholders' equity.

The table below summarizes our equity price risk and shows the effect of a hypothetical increase or decrease in market prices as of December 31, 2008 and 2007 on the estimated fair value of our consolidated equity portfolio. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios (in millions except for percentages):

As of December 31,	Estimated Fair Value	Hypothetical Price Change	Estimated Fair Value after Hypothetical Change in Prices	Hypothetical Percentage Increase (Decrease) in Stockholders' Equity
2008	$ 629.5	20% Increase	$ 755.4	2.9%
		20% decrease	$ 503.6	(2.9)%
2007	$1,176.4	20% Increase	$1,411.7	5.5%
		20% Decrease	$ 941.1	(5.5)%

We currently do not use derivatives to manage market and interest rate risks. One interest rate swap that we had matured in January 2007 at no gain or loss to us.

The tables below present sensitivity analyses of our consolidated debt securities as of December 31, 2008 and 2007 that are sensitive to changes in interest rates. Sensitivity analysis is defined as the measurement of potential change in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates over a selected time. In this sensitivity analysis model, we use fair values to measure its potential change, and a +/- 300 basis point range of change in interest rates to measure the hypothetical change in fair value of the financial instruments included in the analysis. The change in fair value is determined by calculating hypothetical December 31, 2008 and 2007 ending prices based on yields adjusted to reflect a +/- 300 basis point range of change in interest rates, comparing these hypothetical ending prices to actual ending prices, and multiplying the difference by the par outstanding.

Interest rate shifts	-300	-200	-100	0	100	200	300
				(in millions)			
At December 31, 2008							
Debt securities, fair value	$3,036.6	$2,954.3	$2,861.0	$2,760.0	$2,659.6	$2,561.8	$2,466.9
Estimated change in fair value	$ 276.6	$ 194.3	$ 101.0	–	$ (100.4)	$ (198.2)	$ (293.1)
At December 31, 2007							
Debt securities, fair value	$2,876.6	$2,772.5	$2,669.6	$2,564.7	$2,456.7	$2,348.3	$2,240.8
Estimated change in fair value	$ 311.9	$ 207.8	$ 104.9	–	$ (108.0)	$ (216.4)	$ (323.9)

These sensitivity analyses provide only a limited, point-in-time view of the market risk of the financial instruments discussed above. The actual impact of changes in equity prices and market interest rates on the financial instruments may differ significantly from those shown in the above sensitivity analyses. The sensitivity analyses are further limited because they do not consider any actions we could take in response to actual and/or anticipated changes in equity prices and in interest rates.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

Alleghany Corporation and Subsidiaries

ALLEGHANY CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,	
	2008	2007
	(in thousands, except share amounts)	
Assets		
Investments		
Available-for-sale securities at fair value:		
Equity securities (cost: 2008 – $463,207; 2007 – $691,429)	**$ 629,518**	$1,176,412
Debt securities (amortized cost: 2008 – $2,781,829; 2007 – $2,541,488)	**2,760,019**	2,564,717
Short-term investments	**636,197**	316,897
	4,025,734	4,058,026
Other invested assets	**250,407**	193,272
Total investments	**4,276,141**	4,251,298
Cash	**18,125**	57,646
Premium balances receivable	**154,022**	170,080
Reinsurance recoverables	**1,056,438**	1,018,673
Ceded unearned premium reserves	**185,402**	221,203
Deferred acquisition costs	**71,753**	75,623
Property and equipment at cost, net of accumulated depreciation and amortization	**23,310**	19,735
Goodwill and other intangibles, net of amortization	**151,223**	207,540
Current taxes receivable	**14,338**	4,116
Net deferred tax assets	**130,293**	–
Assets of discontinued operations	**–**	812,119
Other assets	**100,783**	104,079
	$6,181,828	$6,942,112
Liabilities and Stockholders' Equity		
Losses and loss adjustment expenses	**$2,578,590**	$2,379,701
Unearned premiums	**614,067**	699,409
Reinsurance payable	**53,541**	57,380
Net deferred tax liabilities	**–**	71,594
Liabilities of discontinued operations	**–**	663,417
Other liabilities	**288,941**	286,284
Total liabilities	**3,535,139**	4,157,785
Preferred stock (shares authorized: 2008 and 2007 – 1,132,000; shares issued and outstanding: 2008 – 1,131,619; 2007 – 1,131,819)	**299,429**	299,480
Common stock (shares authorized: 2008 and 2007 – 22,000,000; issued and outstanding 2008 – 8,349,284; 2007 – 8,322,348)	**8,349**	8,159
Contributed capital	**742,863**	689,435
Accumulated other comprehensive income	**87,249**	328,632
Treasury stock, at cost (2008 – 76,513 shares; 2007 – none)	**(24,290)**	–
Retained earnings	**1,533,089**	1,458,621
Total stockholders' equity	**2,646,689**	2,784,327
	$6,181,828	$6,942,112

See accompanying Notes to Consolidated Financial Statements.

ALLEGHANY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings and Comprehensive Income

	Years Ended December 31,		
	2008	2007	2006
	(in thousands, except per share amounts)		
Revenues			
Net premiums earned	**$ 948,652**	$ 974,321	$ 877,750
Net investment income	**130,184**	146,082	127,935
Net realized capital (losses) gains	**(92,168)**	92,766	28,212
Other income	**2,432**	15,427	26,435
Total revenues	**989,100**	1,228,596	1,060,332
Costs and expenses			
Loss and loss adjustment expenses	**570,019**	449,052	410,335
Commissions, brokerage and other underwriting expenses	**286,573**	257,198	215,533
Other operating expenses	**34,861**	55,604	47,361
Corporate administration	**35,895**	32,987	41,667
Interest expense	**700**	1,476	5,626
Total costs and expenses	**928,048**	796,317	720,522
Earnings from continuing operations, before income taxes	**61,052**	432,279	339,810
Income taxes	**20,485**	144,737	98,863
Earnings from continuing operations	**40,567**	287,542	240,947
Discontinued operations			
Operations (including a gain on disposal of $141,688 in 2008)	**164,193**	24,976	14,998
Income taxes (including tax on the gain on disposal of $49,591 in 2008)	**56,789**	13,448	8,042
Earnings from discontinued operations, net of tax	**107,404**	11,528	6,956
Net earnings	**$ 147,971**	$ 299,070	$ 247,903
Changes in other comprehensive income			
Change in unrealized (losses) gains, net of deferred taxes of $(145,368), $60,778 and $23,227 for 2008, 2007 and 2006, respectively	**$(269,969)**	$ 112,874	$ 43,136
Less: reclassification for (losses) gains realized in net earnings, net of taxes of $(15,198), $32,458 and $9,878 for 2008, 2007 and 2006, respectively	**28,225**	(60,280)	(18,346)
Other	**361**	167	(106)
Comprehensive income	**$ (93,412)**	$ 351,831	$ 272,587
Net earnings	**$ 147,971**	$ 299,070	$ 247,903
Preferred dividends	**17,218**	17,223	8,994
Net earnings available to common stockholders	**$ 130,753**	$ 281,847	$ 238,909
Basic earnings per share of common stock: *			
Continuing operations	**$ 2.81**	$ 32.53	$ 27.95
Discontinued operations	**12.92**	1.39	0.84
Basic earnings per share	**$ 15.73**	$ 33.92	$ 28.79
Diluted earnings per share of common stock: *			
Continuing operations	**$ 2.81**	$ 30.85	$ 27.23
Discontinued operations	**12.92**	1.23	0.78
Diluted earnings per share	**$ 15.73**	$ 32.08	$ 28.01

* Amounts reflect subsequent common stock dividends.

See accompanying Notes to Consolidated Financial Statements.

ALLEGHANY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

	Three Years Ended December 31, 2008						
	Preferred Stock	Common Stock	Contributed Capital	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Total Stockholders' Equity
	(in thousands, except share amounts)						
Balance at December 31, 2005	$ –	$7,905	$591,164	$ 254,397	$ –	$1,040,920	$1,894,386
(8,388,721 shares of common stock issued; none in treasury)*	–						
Add (deduct):							
Net earnings	–	–	–	–	–	247,903	247,903
Other comprehensive loss, net of tax:							
Retirement plans	–	–	–	(3,316)	–	–	(3,316)
Change in unrealized appreciation of investments, net	–	–	–	24,790	–	–	24,790
Comprehensive income	–	–	–	21,474	–	247,903	269,377
Dividends paid	–	22	6,759	–	37,542	(53,431)	(9,108)
Stock based compensation	–	–	19,302	–	–	–	19,302
Treasury stock purchase	–	–	–	–	(39,185)	–	(39,185)
Gain on sale of subsidiary stock	–	–	9,473	–	–	–	9,473
Issuance of preferred stock	299,527	–	(9,105)	–	–	–	290,422
Other, net	–	32	9,622	–	1,643	–	11,297
Balance at December 31, 2006							
(8,280 848 shares of common stock issued; none in treasury)*	299,527	7,959	627,215	275,871	–	1,235,392	2,445,964
Add (deduct):							
Net earnings	–	–	–	–	–	299,070	299,070
Other comprehensive loss, net of tax:							
Retirement plans	–	–	–	167	–	–	167
Change in unrealized appreciation of investments, net	–	–	–	52,594	–	–	52,594
Comprehensive income	–	–	–	52,761	–	299,070	351,831
Dividends paid	–	159	58,315	–	–	(75,840)	(17,366)
Stock based compensation	–	–	1,144	–	–	–	1,144
Other, net	(47)	41	2,761	–	–	(1)	2,754
Balance at December 31, 2007							
(8,322,348 shares of common stock issued; none in treasury)*	299,480	8,159	689,435	328,632	–	1,458,621	2,784,327
Add (deduct):							
Net earnings	–	–	–	–	–	147,971	147,971
Other comprehensive loss, net of tax:							
Retirement plans	–	–	–	361	–	–	361
Change in unrealized appreciation of investments, net	–	–	–	(241,744)	–	–	(241,744)
Comprehensive income	–	–	–	(241,383)	–	147,971	(93,412)
Dividends paid	–	163	55,988	–	–	(73,501)	(17,350)
Stock based compensation	–	–	2,941	–	–	–	2,941
Treasury stock purchase	–	–	–	–	(24,290)	–	(24,290)
Adjust gain on sale of subsidiary stock	–	–	(9,473)	–	–	–	(9,473)
Other, net	(51)	27	3,972	–	–	(2)	3,946
Balance at December 31, 2008							
(8,349,284 shares of common stock issued; 76,513 in treasury)	**$299,429**	**$8,349**	**$742,863**	**$ 87,249**	**$(24,290)**	**$1,533,089**	**$2,646,689**

* Amounts reflect subsequent common stock dividends.

See accompanying Notes to Consolidated Financial Statements.

ALLEGHANY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2008	2007	2006
		(in thousands)	
Cash flows from operating activities			
Net earnings	**$ 147,971**	$ 299,070	$ 247,903
Earnings from discontinued operations, net	**107,404**	11,528	6,956
Earnings from continuing operations	**40,567**	287,542	240,947
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	**25,674**	16,275	11,674
Net realized capital (gains) losses	**92,168**	(92,766)	(28,212)
(Increase) decrease in other assets	**(37,117)**	(2,515)	(29,191)
(Increase) decrease in reinsurance receivable, net of reinsurance payable	**(41,604)**	116,257	482,467
(Increase) decrease in premium balances receivable	**17,671**	27,318	9,424
(Increase) decrease in ceded unearned premium reserves	**35,801**	90,098	43,294
(Increase) decrease in deferred acquisition costs	**3,870**	(8,286)	(12,736)
Increase (decrease) in other liabilities and current taxes	**(24,928)**	46,224	80,115
Increase (decrease) in unearned premiums	**(86,955)**	(102,873)	(4,880)
Increase (decrease) in losses and loss adjustment expenses	**198,889**	(25,469)	(342,936)
Net adjustments	**183,469**	64,263	209,019
Net cash provided by operating activities from continuing operations	**224,036**	351,805	449,966
Net cash provided by operating activities from discontinued operations	**106,510**	127,355	103,769
Net cash provided by operating activities	**330,546**	479,160	553,735
Cash flows from investing activities			
Purchase of investments	**(1,564,024)**	(1,336,433)	(1,436,265)
Sales of investments	**1,149,434**	824,305	298,408
Maturities of investments	**325,970**	284,666	283,095
Purchases of property and equipment	**(9,760)**	(4,884)	(4,251)
Net change in short-term investments	**(320,111)**	79,974	196,628
Other, net	**3,700**	4,640	9,270
Acquisition of majority- and minority-owned companies, net of cash acquired	**(50,816)**	(186,743)	(120,670)
Net cash provided by investing activities from continuing operations	**(465,607)**	(334,475)	(773,785)
Net cash provided by investing activities from discontinued operations	**151,607**	(152,076)	(91,998)
Net cash (used in) provided by investing activities	**(314,000)**	(486,551)	(865,783)
Cash flows from financing activities			
Proceeds from issuance of convertible preferred stock, net of issuance costs	**–**	–	290,422
Proceeds from issuance of subsidiary common stock, net of issuance costs	**–**	–	86,288
Treasury stock acquisitions	**(25,068)**	–	(39,186)
Principal payments on long-term debt	**–**	(80,000)	–
Proceeds from repayment of note receivable	**–**	91,536	–
Convertible preferred stock dividends paid	**(17,350)**	(17,367)	(8,342)
Tax benefit on stock based compensation	**2,330**	1,063	1,034
Other, net	**2,133**	3,626	2,406
Net cash provided by (used in) financing activities from continuing operations	**(37,955)**	(1,142)	332,622
Net cash provided by (used in) financing activities from discontinued operations	**(5,000)**	5,316	301
Net cash provided by (used in) financing activities	**(42,955)**	4,174	332,923
Cash flows of discontinued operations			
Operating activities	**(106,510)**	(127,355)	(103,769)
Investing activities	**88,398**	152,076	91,998
Financing activities	**5,000**	(5,316)	(301)
Net cash provided by (used in) discontinued operations	**(13,112)**	19,405	(12,072)
Net cash provided by (used in) continuing operations	**(39,521)**	16,188	8,803
Cash at beginning of period	**57,646**	41,458	32,655
Cash at end of period	**$ 18,125**	$ 57,646	$ 41,458
Supplemental disclosures of cash flow information			
Cash paid during the period for:			
Interest	**$ 200**	$ 505	$ 4,350
Income taxes paid (refunds received)	**$ 179,984**	$ 191,680	$ 105,282

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Principles

a. Principles of Financial Statement Presentation

Alleghany Corporation, a Delaware corporation, which together with its subsidiaries is referred to as "Alleghany" unless the context otherwise requires, is engaged in the property and casualty and surety insurance business through its wholly-owned subsidiary Alleghany Insurance Holdings LLC ("AIHL"). AIHL's insurance business is conducted through its wholly-owned subsidiaries RSUI Group, Inc. ("RSUI"), Capitol Transamerica Corporation and Platte River Insurance Company ("Platte River") (collectively, "CATA" unless the context otherwise requires) and AIHL's majority-owned subsidiary, Employers Direct Corporation ("EDC"), of which AIHL owns approximately 98.5 percent. AIHL Re LLC ("AIHL Re"), a captive reinsurance subsidiary of AIHL, has, in the past, been available to provide reinsurance to Alleghany operating units and affiliates. In addition, Alleghany owns approximately 33 percent of the outstanding shares of common stock of Homesite Group Incorporated ("Homesite"), a national, full-service, mono-line provider of homeowners insurance, and approximately 40 percent of ORX Exploration, Inc. ("ORX"), a regional oil and gas exploration and production company. These investments are reflected in Alleghany's financial statements in other invested assets. Alleghany also owns and manages properties in Sacramento, California through its subsidiary Alleghany Properties Holdings LLC ("Alleghany Properties"), and conducts corporate investment and other activities at the parent level, including the holding of strategic equity investments. These strategic equity investments are available to support the internal growth of subsidiaries and for acquisitions of, and substantial investments in, operating companies. Alleghany also owned approximately 55 percent of Darwin Professional Underwriters, Inc. ("Darwin") until its disposition on October 20, 2008. Accordingly, the operations of Darwin have been reclassified as discontinued operations for all periods presented. See Note 2.

The accompanying consolidated financial statements include the results of Alleghany and its wholly-owned and majority-owned subsidiaries, and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant inter-company balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported results to the extent that those estimates and assumptions prove to be inaccurate.

During the third quarter of 2008, Alleghany identified an error in the amount of $15.0 million with respect to additional deferred tax liability that relates to prior periods. The $15.0 million specifically relates to the capital gains taxes incurred by Alleghany at the date of Darwin's disposition. GAAP requires that capital gains taxes be accrued for over time as income is reported, from the date of Darwin's initial public offering in May 2006 until the date of Darwin's disposition. As a result, for the year ended December 31, 2007, earnings from discontinued operations (as well as net earnings) were reduced by $6.2 million related to the portion of the $15.0 million attributable to 2007. Similarly, for the year ended December 31, 2006, earnings from discontinued operations and net earnings were reduced by $3.3 million. Similar corrections to earnings from discontinued operations and net earnings will be made in future reports for the three-month period ended March 31, 2008 and for the six-month period ended June 30, 2008 in the amounts of $2.9 million and $5.5 million, respectively. These corrections are not material to Alleghany's consolidated financial statements.

b. Investments

Investments consist of equity securities, debt securities, short-term investments and other invested assets. Alleghany classifies its equity securities, debt securities and short-term investments as available for sale. Debt securities consist of securities with an initial fixed maturity of more than one year. Short-term investments include

1. Summary of Significant Accounting Principles, continued

commercial paper, certificates of deposit, money market instruments and any fixed maturity with an initial maturity of one year or less.

At December 31, 2008 and 2007, available-for-sale securities are recorded at fair value.

Unrealized gains and losses during the year, net of the related tax effect applicable to available-for-sale securities, are excluded from earnings and reflected in comprehensive income and the cumulative effect is reported as a separate component of stockholders' equity until realized. A decline in the fair value of an available-for-sale security below its cost that is deemed other-than-temporary is charged to earnings.

Realized gains and losses on investments are determined in accordance with the specific identification method.

Other invested assets include strategic equity investments in operating companies which are accounted for under the equity method, and partnership investments which are accounted for as either available-for-sale or equity-method investments.

Premiums and discounts arising from the purchase of certain debt securities are treated as a yield adjustment over the estimated useful life of the securities, adjusted for anticipated prepayments using the retrospective interest method. Under this method, the effective yield on a security is estimated. Such estimates are based on the prepayment terms of the security, past actual cash flows and assumptions as to future expected cash flow. The future cash flow assumptions consider various prepayment assumptions based on historical experience, as well as current market conditions. Periodically, the effective yield is re-estimated to reflect actual prepayments and updated future cash flow assumptions. Upon a re-estimation, the security's book value is restated at the most recently calculated effective yield, assuming that yield had been in effect since the security was purchased. This treatment results in an increase or decrease to net investment income (amortization of premium or discount) at the new measurement date.

c. Derivative Financial Instruments

Alleghany entered into an interest rate swap for purposes of matching interest expense with interest income. The interest rate swap was accounted for as a hedge of the obligation. Interest expense was recorded using the revised interest rate. The interest rate swap matured in January 2007, at no gain or loss to Alleghany.

d. Cash

For purposes of the consolidated statements of cash flows and consolidated balance sheets, cash includes all deposit balances with a bank that are available for immediate withdrawal, whether interest-bearing or non-interest bearing.

e. Premiums and Unearned Premiums

Premiums are recognized as revenue on a pro-rata basis over the term of an insurance policy. This recognition method is based on the short term (twelve months or less) nature of the lines of business written by AIHL's insurance operating units, which consist of property and casualty and surety lines. Unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of insurance policies in force.

Premium balances receivable are reported net of an allowance for estimated uncollectible premium amounts. Ceded premiums are charged to income over the applicable terms of the various reinsurance contracts with third-party reinsurers.

f. Reinsurance Recoverables

AIHL's insurance operating units reinsure a significant portion of the risks they underwrite in order to mitigate their exposure to losses, manage capacity and protect capital resources. Reinsuring loss exposures does not relieve AIHL's insurance operating units from their obligations to policyholders. AIHL's insurance operating units remain liable to their policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations

1. Summary of Significant Accounting Principles, continued

assumed under the reinsurance agreements. To minimize their exposure to losses from a reinsurer's inability to pay, AIHL's insurance operating units evaluate the financial condition of their reinsurers upon placement of the reinsurance and periodically thereafter.

Reinsurance recoverables (including amounts related to IBNR and prepaid reinsurance premiums) are reported as assets. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Ceded premiums are charged to income over the applicable terms of the various reinsurance contracts with third-party reinsurers.

Reinsurance contracts that do not result in a reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed and that do not provide for the transfer of significant insurance risk generally do not meet the conditions for reinsurance accounting and are accounted for as deposits. Alleghany currently does not have any reinsurance contracts that qualify for deposit accounting.

g. Deferred Acquisition Costs

Acquisition costs related to unearned premiums that vary with, and are directly related to, the production of such premiums (principally commissions, premium taxes, compensation and certain other underwriting expenses) are deferred. Deferred acquisition costs are amortized to expense as the related premiums are earned. Deferred acquisition costs amortized to expense in 2008 and 2007 were $155.2 million and $146.1 million, respectively.

Deferred acquisition costs are periodically reviewed to determine their recoverability from future income, including investment income, and if any such costs are determined to be not recoverable they are charged to expense. In the second quarter of 2008, EDC wrote-off its deferred acquisition cost asset of $2.1 million, primarily reflecting a significant acceleration in claims emergence and higher than anticipated increases in industry-wide severity.

h. Property and Equipment

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation of buildings and equipment is principally calculated using the straight-line method over the estimated useful life of the respective assets. Estimated useful lives for such assets range from 3 to 20 years. Amortization of leasehold improvements is principally calculated using the straight-line method over the estimated useful life of the leasehold improvement or the life of the lease, whichever is less. Rental expense on operating leases is recorded on a straight-line basis over the term of the lease, regardless of the timing of actual lease payments.

i. Goodwill and Other Intangible Assets

Goodwill and other intangible assets, net of amortization, is recorded as a result of business acquisitions. Other intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. Goodwill and other intangible assets deemed to have an indefinite useful life are tested annually in the fourth quarter of every year for impairment. Goodwill and other intangible assets are also tested whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. A significant amount of judgment is required in performing goodwill and other intangible assets impairment tests. These tests include estimating the fair value of Alleghany's operating units and other intangible assets. With respect to goodwill, as required by Financial Accounting Standards Board Statement No. 142 ("SFAS 142") a comparison is made between the estimated fair values of Alleghany's operating units with their respective carrying amounts including goodwill. Under SFAS 142, fair value refers to the amount for which the entire operating unit may be bought or sold. The methods for estimating operating unit values include asset and liability fair values and other valuation techniques, such as discounted cash flows and multiples of earnings or revenues. All of these methods involve significant estimates and assumptions. If the carrying value exceeds estimated fair value, there is an indication of potential impairment, and a second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill by measuring the excess of the estimated fair value of Alleghany's operating units over the aggregate

1. Summary of Significant Accounting Principles, continued

estimated fair values of the individual assets less liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess. Subsequent reversal of any goodwill impairment charge is not permitted.

In connection with impairment testing of goodwill and other intangible assets during the fourth quarter of 2008, Alleghany determined that the $48.7 million of goodwill associated with Alleghany's acquisition of EDC was impaired. As a result, as of December 31, 2008, Alleghany recorded a non-cash charge of $48.7 million, which is classified as a net realized capital loss in Alleghany's consolidated statement of earnings and represents the entire EDC goodwill balance at such date. See Note 4 for further information on this impairment as well as information on goodwill and other intangible assets.

j. Income Taxes

Alleghany files a consolidated federal income tax return with its subsidiaries. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

k. Loss Reserves

The reserves for losses and loss adjustment expenses represent management's best estimate of the ultimate cost of all reported and unreported losses incurred through the balance sheet date and include, but are not limited to: (i) the accumulation of individual estimates for claims reported on direct business prior to the close of an accounting period; (ii) estimates received from reinsurers with respect to reported claims which have been reinsured; (iii) estimates for claims incurred but not reported ("IBNR") based on past experience modified for current trends and industry data; and (iv) estimates of expenses for investigating and settling claims based on past experience. The reserves recorded are based on estimates resulting from the review process, and differences between estimates and ultimate payments are reflected as an expense in the statement of earnings in the period in which the estimates are revised.

l. Revenue Recognition for Land Sales

Revenue and profits from land sales are recognized using the full accrual method when title has passed to the buyer, the collectibility of the sales price is reasonably assured, the required minimum cash down payment has been received and Alleghany has no continuing involvement with the property. Alleghany records land sales under the full accrual method as all requirements have been met.

m. Earnings Per Share of Common Stock

Basic earnings per share of common stock are based on the average number of shares of common stock, par value $1.00 per share, of Alleghany ("Common Stock") outstanding during the years ended December 31, 2008, 2007 and 2006, respectively, retroactively adjusted for stock dividends. Diluted earnings per share of Common Stock are based on those shares used to calculate basic earnings per common share. Diluted earnings per share of Common Stock also include the dilutive effect of stock-based compensation awards, retroactively adjusted for stock dividends.

1. Summary of Significant Accounting Principles, continued

n. Share-Based Compensation Plans

Alleghany follows Statement of Financial Accounting Standards No. 123 (revised), "Share Based Payment" ("SFAS 123R"). SFAS 123R requires that the cost resulting from all share-based compensation transactions be recognized in the financial statements, establishes fair value as the measurement objective in accounting for share-based compensation arrangements, and requires the application of the fair value based measurement method in accounting for share-based compensation transactions with employees. SFAS 123R was adopted by Alleghany for awards made or modified on or after January 1, 2006. Prior to SFAS 123R, Alleghany followed Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 established accounting and reporting standards for share-based employee compensation plans and allowed companies to choose between the "fair value based method of accounting" as defined in SFAS 123 and the "intrinsic value based method of accounting" as prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB25"). Alleghany had elected to continue to follow the "intrinsic value based method of accounting" for awards granted prior to 2003, and accordingly, no expense was recognized with respect to stock option grants. Effective January 1, 2003, Alleghany adopted the "fair value based method of accounting" of SFAS 123, using the prospective transition method for awards granted after January 1, 2003. The fair value based method under SFAS 123 is similar to that employed under SFAS 123R. The impact of the adoption of SFAS 123R on Alleghany's consolidated financial results and financial condition was immaterial. Both SFAS 123 and SFAS 123R treat non-employee directors as employees for accounting purposes.

With respect to stock option grants, the fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Common Stock. Alleghany uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

	2008	2007	2006
Expected volatility	19%	18%	18%-19%
Expected dividends	–	–	–
Expected term (in years)	10	8-10	7-8
Risk-free rate	3.8%	5.2%	3.2%-5.2%

See Note 10 for further information on stock option grants as well as information on all other types of share-based compensation awards.

o. Reclassification

Certain prior year amounts have been reclassified to conform to the 2008 presentation.

p. Recent Accounting Standards

Recently Adopted

In September 2006, FASB Statement No. 157, "Fair Value Measurements," ("SFAS 157") was issued. SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Alleghany has adopted the provisions of SFAS 157 as of January 1, 2008, and the implementation did not have any material impact on Alleghany's results of operations and financial condition. See Note 14.

1. Summary of Significant Accounting Principles, continued

In October 2008, Financial Accounting Standards Board Staff Position No. 157-3 ("FSP FAS 157-3") was issued. FSP FAS 157-3 clarifies the application of SFAS 157 in an inactive market. If a market becomes inactive, then the fair value determination for securities in that market may be based on inputs that are unobservable in the market, rather than being based on either unadjusted quoted prices or observable market inputs. FSP FAS 157-3 is effective upon issuance, including periods for which financial statements have not been issued. Alleghany has adopted the provisions of FSP FAS 157-3 as of September 30, 2008, and the implementation did not have a material impact on its results of operations and financial condition. See Note 14.

Future Application of Accounting Standards

In December 2007, FASB Statements No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), and No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160") were issued. SFAS 141R replaces FASB Statement No. 141, "Business Combinations" ("SFAS 141"). SFAS 141R: requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information regarding the nature and financial effect of the business combination. SFAS 160 requires all entities to report noncontrolling (minority) interests in subsidiaries in the same way — as equity in the consolidated financial statements. SFAS 160 also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. Alleghany will adopt SFAS 141R and SFAS 160 for all business combinations initiated after December 31, 2008.

q. Statutory Accounting Practices

Alleghany's insurance operating units, domiciled principally in the States of California, New Hampshire, Delaware, Wisconsin and Nebraska, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The impact of any permitted accounting practices on statutory surplus of Alleghany is not material.

2. Discontinued Operations

On October 20, 2008, Darwin, of which AIHL owned approximately 55 percent, merged with Allied World Assurance Company Holdings, Ltd. ("AWAC") whereby AWAC acquired all of the issued and outstanding shares of Darwin common stock for cash consideration of $32.00 per share (the "Transaction"). At that time, Alleghany received aggregate proceeds of approximately $300 million in cash for AIHL's 9,371,096 shares of Darwin common stock. Alleghany recorded an after-tax gain from the Transaction of approximately $92.1 million in the 2008 fourth quarter, including approximately $9.5 million of gain deferred at the time of Darwin's initial public offering in May 2006.

Alleghany has classified the operations of Darwin as "discontinued operations" in its consolidated financial statements for all periods presented.

2. Discontinued Operations, continued

Historical balance sheet information related to the discontinued operations of Darwin, as included in Alleghany's consolidated financial statements, is set forth in the following table (in millions):

	December 31, 2007
Assets	
Available-for-sale securities at fair value	$449.4
Short-term investments	107.6
Cash	7.5
Reinsurance recoverables	136.4
Ceded unearned premium reserves	43.2
Other	68.0
	$812.1
Liabilities	
Losses and loss adjustment expenses	$387.9
Unearned premiums	141.1
Debt	5.0
Other	23.9
Minority interest (carried at the AIHL level)	105.4
	663.3
Alleghany Equity	
Alleghany's investment in Darwin	148.8
	$812.1

Alleghany's investment in Darwin excludes the portion of Darwin's stockholders' equity that is attributable to common stockholders other than Alleghany.

2. Discontinued Operations, continued

Historical information related to the results of operations of the discontinued operations of Darwin, as included in Alleghany's consolidated financial statements, is set forth in the following table (in millions):

	January 1, 2008 Through October 19, 2008	Years Ended December 31, 2007	Years Ended December 31, 2006
Revenues			
Net premiums earned	$170.9	$180.9	$132.4
Net investment income	19.4	22.6	16.4
Net realized capital (losses)	(3.4)	–	–
Other income	4.7	–	–
	191.6	203.5	148.8
Costs and expenses			
Losses and loss adjustment expenses	67.6	101.3	88.6
Commission, brokerage and other underwriting expenses	65.2	50.9	36.4
Other operating expenses	17.9	5.9	0.7
	150.7	158.1	125.7
Earnings before income taxes and minority interest	40.9	45.4	23.1
Income taxes	11.0	13.2	7.2
Earnings before minority interest	29.9	32.2	15.9
Minority interest*	14.6	20.7	8.9
Net earnings	$ 15.3	$ 11.5	$ 7.0

* Represents the portion of Darwin's earnings that is attributable to common stockholders other than Alleghany, as well as parent capital gains taxes incurred (see Note 1a). These expense accruals were made at the AIHL level.

Earnings before income taxes and minority interest during the 2008 period include a $32.5 million release of prior accident year loss reserves ($21.1 million after tax and before minority interest), reflecting favorable loss emergence. Net earnings during the 2008 period excludes the gain recorded associated with the Transaction of approximately $92.1 million in the 2008 fourth quarter, including approximately $9.5 million of gain deferred at the time of Darwin's initial public offering in May 2006.

3. Investments

Available-for-sale securities at December 31, 2008 and 2007 are summarized as follows (in millions):

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2008				
Consolidated				
Equity securities:				
Common stock	$ 453.5	$215.0	$ (48.7)	$ 619.8
Preferred stock	9.7	–	–	9.7
Debt securities:				
U.S. Government obligations	274.7	11.9	–	286.6
Mortgage and asset-backed securities	707.7	10.1	(63.3)	654.5
States, municipalities, political subdivisions	1,421.8	23.4	(11.1)	1,434.1
Foreign	172.5	6.6	(1.8)	177.3
Corporate bonds and other	205.1	4.1	(1.7)	207.5
	2,781.8	56.1	(77.9)	2,760.0
Short-term investments	636.2	–	–	636.2
	$3,881.2	$271.1	$(126.6)	$4,025.7
Industry Segment				
AIHL insurance group	$3,624.0	$ 79.2	$(125.9)	$3,577.3
Corporate activities	257.2	191.9	(0.7)	448.4
	$3,881.2	$271.1	$(126.6)	$4,025.7

3. Investments, continued

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2007				
Consolidated				
Equity securities:				
Common stock	$ 656.6	$504.0	$(27.6)	$1,133.0
Preferred stock	34.8	9.7	(1.1)	43.4
Debt securities:				
U.S. Government obligations	282.8	6.6	(0.1)	289.3
Mortgage and asset-backed securities	693.1	5.3	(5.4)	693.0
States, municipalities, political subdivisions	1,149.1	11.2	(2.2)	1,158.1
Foreign	176.0	6.2	(0.1)	182.1
Corporate bonds and other	240.5	2.6	(0.9)	242.2
	2,541.5	31.9	(8.7)	2,564.7
Short-term investments	316.9	–	–	316.9
	$3,549.8	$545.6	$(37.4)	$4,058.0
Industry Segment				
AIHL insurance group	$3,345.6	$186.1	$(36.8)	$3,494.9
Corporate activities	204.2	359.5	(0.6)	563.1
	$3,549.8	$545.6	$(37.4)	$4,058.0

The amortized cost and estimated fair value of debt securities at December 31, 2008 by contractual maturity are shown below (in millions). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Short-term investments due in one year or less	$ 636.2	$ 636.2
Mortgage and asset-backed securities	707.7	654.5
Debt securities		
One year or less	165.0	166.7
Over one through five years	978.5	1,002.4
Over five through ten years	337.1	344.2
Over ten years	593.5	592.2
Equity securities	463.2	629.5
	$3,881.2	$4,025.7

The proceeds from sales of available-for-sale securities were $1,149.4 million, $824.3 million and $298.4 million, in 2008, 2007 and 2006, respectively. The amounts of gross realized gains and gross realized losses of available-for-sale securities were, respectively, $259.9 million and $303.3 million in 2008, $103.1 million and $10.3 million in 2007 and $38.6 million and $10.4 million in 2006. The gross loss amounts include impairment charges, as discussed below.

3. Investments, continued

Alleghany continually monitors the difference between cost and the estimated fair value of its investments, which involves uncertainty as to whether declines in value are temporary in nature. If a decline in the value of a particular investment is deemed temporary, Alleghany records the decline as an unrealized loss in common stockholders' equity. If a decline is deemed to be other than temporary, it is written down to the carrying value of the investment and a realized loss is recorded on Alleghany's statement of earnings. Management's assessment of a decline in value includes, among other things, (i) the duration of time and the relative magnitude to which fair value of the investment has been below cost; (ii) the financial condition and near-term prospects of the issuer of the investment; (iii) extraordinary events, including negative news releases and rating agency downgrades, with respect to the issuer of the investment; and (iv) Alleghany's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. If that judgment changes in the future, Alleghany may ultimately record a realized loss after having originally concluded that the decline in value was temporary. If the review indicates that the declines were other-than-temporary, Alleghany would record a realized capital loss. A debt security is impaired if it is probable that Alleghany will not be able to collect all amounts due under the security's contractual terms. An equity investment is deemed impaired if, among other things, its decline in estimated fair value has existed for more than twelve months or more or if its decline in estimated fair value from its cost is greater than 50 percent, absent compelling evidence to the contrary. Further, for securities expected to be sold, an other-than-temporary impairment charge is recognized if Alleghany does not expect the fair value of a security to recover its cost prior to the expected date of sale.

Net realized capital gains in 2008 include $244.0 million of impairment charges related to unrealized losses that were deemed to be other than temporary and, as such, are required to be charged against earnings. Of the $244.0 million of impairment charges, $144.8 million related to energy sector (including refinery) equity holdings, $34.4 million related to financial sector equity holdings, $30.4 million related to construction sector equity holdings, $13.6 million related to mining sector equity holdings, $17.6 million related to equity holdings in other sectors and $3.2 million related to fixed income security holdings. The determination that unrealized losses on such securities were other than temporary was primarily based on the severity of the declines in fair value of such securities relative to cost as of the balance sheet date. Such severe declines are primarily related to a significant deterioration of U.S. equity market conditions during 2008. Net realized capital gains in 2007 and 2006 include $7.7 million and $4.7 million, respectively, of impairment charges related to unrealized losses that were deemed to be other than temporary and, as such, are required to be charged against earnings.

3. Investments, continued

After adjusting the cost basis of securities for the recognition of unrealized losses through impairment charges, the gross unrealized investment losses and related fair value for debt securities and equity securities at December 31, 2008 and December 31, 2007, were as follows (in millions):

	Fair Value	Gross Unrealized Losses
2008		
Debt securities		
U.S. Government obligations		
Less than 12 months	$ –	$ –
More than 12 months	–	–
Mortgage & asset-backed securities		
Less than 12 months	311.9	46.1
More than 12 months	57.0	17.2
States, municipalities & political subdivisions		
Less than 12 months	380.1	8.6
More than 12 months	20.9	2.5
Foreign		
Less than 12 months	54.9	1.8
More than 12 months	–	–
Corporate bonds and other		
Less than 12 months	39.8	1.1
More than 12 months	11.4	0.6
Total debt securities		
Less than 12 months	786.7	57.6
More than 12 months	89.3	20.3
Equity securities		
Less than 12 months	151.5	48.7
More than 12 months	–	–
Total temporarily impaired securities		
Less than 12 months	938.2	106.3
More than 12 months	89.3	20.3
Total	$1,027.5	$126.6

3. Investments, continued

	Fair Value	Gross Unrealized Losses
2007		
Debt securities		
U.S. Government obligations		
Less than 12 months	$ –	$ –
More than 12 months	10.5	0.1
Mortgage & asset-backed securities		
Less than 12 months	167.7	2.5
More than 12 months	109.1	2.9
States, municipalities & political subdivisions		
Less than 12 months	129.5	0.6
More than 12 months	180.8	1.6
Foreign		
Less than 12 months	8.5	0.1
More than 12 months	1.0	–
Corporate bonds and other		
Less than 12 months	51.9	0.6
More than 12 months	54.4	0.3
Total debt securities		
Less than 12 months	357.6	3.8
More than 12 months	355.8	4.9
Equity securities		
Less than 12 months	269.0	28.7
More than 12 months	–	–
Total temporarily impaired securities		
Less than 12 months	626.6	32.5
More than 12 months	355.8	4.9
Total	$982.4	$37.4

As of December 31, 2008, Alleghany held a total of 423 debt and equity investments that were in an unrealized loss position, of which 42 investments, all related to debt securities, were in an unrealized loss position continuously for 12 months or more. At December 31, 2008, the weighted average credit rating of Alleghany's debt portfolio was AA+, with virtually all of Alleghany's debt securities rated investment grade.

At December 31, 2008, non-income producing invested assets were insignificant.

At December 31, 2008 and 2007, investments carried at fair value totaling $294.4 million and $261.0 million, respectively, were on deposit with various states or governmental agencies to comply with state insurance regulations.

3. Investments, continued

Net investment income was as follows (in millions):

	2008	2007	2006
Interest income	$122.2	$135.1	$121.1
Dividend income	20.1	17.5	10.6
Investment expenses	(4.7)	(6.3)	(4.2)
Equity in earnings of Homesite, net of purchase accounting adjustments	0.3	4.0	–
Other investment (loss) income	(7.7)	(4.2)	0.4
	$130.2	$146.1	$127.9

4. Acquisitions

(a) EDC

On July 18, 2007 (the "Acquisition Date"), AIHL completed its acquisition of EDC for a purchase price of approximately $198.1 million, including approximately $5.6 million of incurred acquisition costs. After giving effect to the transaction, AIHL owned approximately 98.5 percent of the common stock of EDC with EDC senior management owning the remainder. EDC is included as an insurance operating unit within AIHL for segment reporting purposes.

The acquisition has been accounted for by the purchase method of accounting in accordance with SFAS 141, and therefore, the assets acquired and liabilities assumed have been recorded at their estimated fair values at the Acquisition Date. Any excess of the purchase price over the estimated fair values of the assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Acquired identifiable intangible assets include trade names and licenses, which were determined to have indefinite useful lives. Acquired identifiable assets also include renewal rights, distribution rights and database development, which are being amortized over the estimated useful lives of ten years, ten years, and twenty years, respectively. The net impact of amortization expenses and purchase accounting on Alleghany's net income is not material. The estimated fair value of assets acquired, including identifiable intangible assets, and liabilities assumed at the Acquisition Date was as follows (in millions):

Available-for-sale securities	$257.5
Goodwill	48.7*
Other intangible assets	13.9
All other assets	81.1
Total assets assumed	$401.2
Liabilities assumed (primarily loss and loss adjustment expenses)	203.1
Net assets acquired	$198.1

* In connection with impairment testing of goodwill and other intangible assets during the fourth quarter of 2008, Alleghany determined that the $48.7 million of goodwill associated with Alleghany's acquisition of EDC was impaired. As a result, as of December 31, 2008, Alleghany recorded a non-cash charge of $48.7 million, which is classified as a net realized capital loss in the consolidated statement of earnings and represents the entire EDC goodwill balance at such date. The estimation of EDC's fair value was based primarily on observing the stock market-based valuations of other publicly-traded insurance carriers. The factors that contributed to Alleghany's determination that the EDC goodwill was impaired include the recent unfavorable conditions in the U.S. economy and California workers' compensation insurance market, combined with EDC's poor results during 2008. There was no resulting impact to Alleghany's tax balances as a result of this charge.

4. Acquisitions, continued

(b) Homesite

On December 29, 2006, Alleghany, through its subsidiary AIHL, invested $120.0 million in Homesite, a national, full-service, mono-line provider of homeowners insurance. As consideration for its $120.0 million investment, Alleghany received 85,714 shares of the common stock of Homesite, representing approximately 33 percent of the Homesite common stock after giving effect to the investment. As part of its investment, Alleghany incurred $0.7 million of transactions costs.

The $120.7 million cost is comprised of the following elements: $102.5 million representing Alleghany's share of the fair values of assets acquired (consisting primarily of available-for-sale investment securities), less liabilities assumed (consisting primarily of loss and loss adjustment expense reserves and unearned premium reserves); $7.1 million of purchased intangible assets; and $11.1 million of goodwill. The goodwill is not deductible for tax purposes.

Homesite is reported as a component of other invested assets. Alleghany's interest in Homesite is included in corporate activities for segment reporting purposes, and is accounted for under the equity-method of accounting.

(c) ORX

On July 18, 2008, Alleghany, through its subsidiary Alleghany Capital Corporation, acquired approximately 40 percent of the voting interests of ORX, a regional oil and gas exploration and production company, through a purchase of preferred stock for cash consideration of $50.0 million. The $50.0 million cost includes $16.1 million of goodwill. The goodwill is not deductible for tax purposes. This investment is reflected in Alleghany's financial statements in other invested assets. Alleghany's interest in ORX is included in corporate activities for segment reporting purposes and is accounted for under the equity-method of accounting.

(d) Goodwill and Intangible Assets

The amount of goodwill and intangible assets, net of amortization expense, that is reported separately on Alleghany's consolidated balance sheets, and that arose from prior acquisitions of majority- or wholly-owned subsidiaries that are included in Alleghany's consolidated balance sheets at December 31, 2008 and 2007 are as follows (in millions):

	2008	2007
AIHL insurance group — Goodwill	$ 45.1	$ 93.9
AIHL insurance group — Intangible assets		
Agency relationships	$ 11.5	$ 11.5
State insurance licenses	26.1	26.1
Trade name	39.2	39.1
Brokerage and reinsurance relationships	21.4	23.7
Renewal and distribution rights	3.3	8.0
Other	4.6	5.2
	$106.1	$113.6

The economic useful lives of intangible assets are as follows: agency relationships — 15 years; state insurance licenses — indefinite; trade name — indefinite; broker and reinsurance relationships — 15 years; and renewal and distribution rights — between 5 and 10 years. Accumulated amortization expense as of December 31, 2008 and 2007 is $46.0 million and $37.8 million, respectively.

5. Reinsurance

(a) AIHL Reinsurance Recoverable

In the ordinary course of business, AIHL's insurance operating units purchase reinsurance in order to mitigate their exposure to losses, manage capacity and protect capital resources. If the assuming reinsurers are unable or unwilling to meet the obligations assumed under the applicable reinsurance agreements, AIHL's insurance operating units would remain liable to their policyholders for such reinsurance portion not paid by their reinsurers.

Reinsurance recoverables at December 31, 2008 and 2007 consist of the following (in millions):

	2008	2007
Reinsurance recoverables on paid losses	$ 48.1	$ 51.9
Ceded outstanding losses and loss adjustment expenses	1,008.3	966.8
Reinsurance recoverables	$1,056.4	$1,018.7

Approximately 93.7 percent of AIHL's reinsurance recoverables balance at December 31, 2008 was due from reinsurers having an A.M. Best financial strength rating of A (Excellent) or higher. Information regarding concentration of AIHL's reinsurance recoverables at December 31, 2008 is as follows (in millions except for percentages):

Reinsurer(1)	Rating(2)	Dollar Amount	Percentage
Swiss Reinsurance Company	A+ (Superior)	$ 192.1	18.2%
The Chubb Corporation	A++ (Superior)	$ 121.5	11.5%
Platinum Underwriters Holdings, Ltd.	A (Excellent)	$ 92.8	8.8%
All other reinsurers		$ 650.0	61.5%
Total		$1,056.4	100.0%

(1) Reinsurance recoverable amounts reflect amounts due from one or more reinsurance subsidiaries of the listed reinsurer.

(2) Represents the A.M. Best rating for the applicable reinsurance subsidiary or subsidiaries from which the reinsurance recoverable is due.

At December 31, 2008, AIHL also had fully collateralized reinsurance recoverables of $161.1 million due from Darwin, now a subsidiary of AWAC. The A.M. Best financial strength rating of Darwin was A (Excellent) at December 31, 2008. AIHL had no allowance for uncollectible reinsurance as of December 31, 2008.

(b) Prior Year Acquisitions

In connection with the acquisition by Alleghany of Platte River in 2002 and the acquisition by RSUI Indemnity Company ("RIC"), a wholly-owned subsidiary of RSUI, of Landmark American Insurance Company ("Landmark") in 2003 (discussed in more detail below), the sellers contractually retained all of the loss and loss adjustment expense liabilities. These contractual provisions constituted loss reserve guarantees as contemplated under EITF D-54, "Accounting by the Purchasers for a Seller's Guaranty of the Adequacy of Liabilities for Losses and Loss Adjustment Expenses of an Insurance Enterprise Acquired in a Purchase Business Combination."

On January 3, 2002, Alleghany acquired Platte River from Swiss Re pursuant to a Stock Purchase Agreement dated as of December 5, 2001, and transferred Platte River to AIHL pursuant to a Contribution Agreement dated January 3, 2002. The Stock Purchase Agreement provides that Swiss Re shall indemnify and hold harmless Alleghany, AIHL and Platte River and their respective directors, officers and employees from and against any and all liabilities arising out of binders, policies and contracts of insurance issued by Platte River to the date of closing under the Stock Purchase Agreement. AIHL recorded a reinsurance recoverable and a corresponding loss reserve liability in the amount of $181.3 million at the time it acquired Platte River. Such reinsurance recoverables and loss

5. Reinsurance, continued

reserve liability may change as losses are reported. Such amounts were $19.6 million, $28.7 million and $32.7 million for Platte River at December 31, 2008, 2007 and 2006, respectively.

On September 2, 2003, RIC acquired Landmark from Guaranty National Insurance Company ("Guaranty National") pursuant to a Stock Purchase Agreement dated as of June 6, 2003. In contemplation of the sale of Landmark to RIC, Landmark and Royal Indemnity Company, an affiliate of Guaranty National ("Royal Indemnity"), entered into a 100 percent Quota Share Reinsurance Agreement and an Assumption of Liabilities Agreement, each dated as of September 2, 2003. Pursuant to these two agreements, Royal Indemnity assumed all of Landmark's liabilities of any nature arising out of or relating to all policies, binders and contracts of insurance issued in Landmark's name prior to the closing under the Stock Purchase Agreement, and all other liabilities of Landmark. The reinsurance recoverable and loss reserve liability recorded was $10.8 million, $17.7 million and $19.9 million at December 31, 2008, 2007 and 2006, respectively.

(c) AIHL Premium Activity

The following table indicates property and casualty premiums written and earned for the years ended December 31, 2008, 2007 and 2006 (in millions):

	Written	Earned
2008		
Premiums direct	$1,324.2	$1,409.7
Premiums assumed	$ 16.5	$ 17.2
Premiums ceded	$ 442.5	$ 478.2
2007		
Premiums direct	$1,488.9	$1,580.1
Premiums assumed	$ 17.9	$ 19.3
Premiums ceded	$ 544.3	$ 625.1
2006		
Premiums direct	$1,618.0	$1,548.1
Premiums assumed	$ 3.6	$ 4.8
Premiums ceded	$ 705.4	$ 675.1

In general, AIHL's insurance operating units obtain reinsurance on a treaty and facultative basis.

Ceded loss recoveries for AIHL included in Alleghany's consolidated statements of earnings were approximately $236.9 million, $214.6 million and $241.6 million at December 31, 2008, 2007 and 2006, respectively.

(d) RSUI

RSUI reinsures its property lines of business through a program consisting of surplus share treaties, facultative placements, per risk and catastrophe excess of loss treaties. Under its surplus share treaties, which generally provide coverage on a risk attaching basis (the treaties cover policies which become effective during the treaty coverage period) from January 1 to December 31, RSUI is indemnified on a pro rata basis against covered property losses. The amount indemnified is based on the proportionate share of risk ceded after consideration of a stipulated dollar amount of "line" for RSUI to retain in relation to the entire limit written. RSUI ceded approximately 29 percent of its property gross premiums written in 2008 under these surplus share treaties. Under RSUI's 2008-2009 per risk reinsurance program, which generally provides coverage on an annual basis for losses occurring from May 1 to the following April 30, RSUI is reinsured for $90.0 million in excess of a $10.0 million net retention per risk after the application of the surplus share treaties and facultative reinsurance.

5. Reinsurance, continued

RSUI's catastrophe reinsurance program (which covers catastrophe risks including, among others, windstorms and earthquakes) and per risk reinsurance program run on an annual basis from May 1 to the following April 30. RSUI placed all of its catastrophe reinsurance program for the 2008-2009 period. RSUI's 2008-2009 catastrophe reinsurance program provides coverage in two layers for $400.0 million of losses in excess of a $100.0 million net retention after application of the surplus share treaties, facultative reinsurance and per risk covers. The first layer provides coverage for $100.0 million of losses, before a 33.15 percent co-participation by RSUI, in excess of the $100.0 million net retention, and the second layer provides coverage for $300.0 million of losses, before a 5 percent co-participation by RSUI, in excess of $200.0 million. In addition, RSUI's property per risk reinsurance program for the 2008-2009 period provides RSUI with coverage for $90.0 million of losses in excess of $10.0 million net retention per risk after application of the surplus share treaties and facultative reinsurance.

RSUI reinsures its other lines of business through quota share treaties, except for professional liability and binding authority lines where, with the exception of property coverages written by binding authority lines which are covered under RSUI's catastrophe reinsurance program, RSUI retains all of such business. RSUI's quota share reinsurance treaty for umbrella/excess renewed on June 1, 2008 and provides coverage for policies with limits up to $30.0 million, with RSUI ceding 35 percent of the premium and loss for policies with limits up to $15.0 million and ceding 67.5 percent of the premium and loss for policies with limits in excess of $15.0 million up to $30.0 million. RSUI's primary casualty lines treaty renewed on April 15, 2008 and provides coverage for policies with limits up to $2.0 million, with RSUI ceding 25 percent of the premium and loss. RSUI's directors and officers ("D&O") liability line quota share reinsurance treaty renewed on July 1, 2008 and provides coverage for policies with limits up to $20.0 million, with RSUI ceding 35 percent of the premium and loss for all policies with limits up to $10.0 million and ceding 60 percent of the premium and loss for policies with limits in excess of $10.0 million up to $20.0 million.

(e) AIHL Re

AIHL Re was formed in June 2006 as a captive reinsurance subsidiary of AIHL to provide catastrophe reinsurance coverage for RSUI. AIHL Re and RSUI entered into a reinsurance agreement, effective July 1, 2006, whereby AIHL Re, in exchange for market-based premiums, took that portion of RSUI's catastrophe reinsurance program not covered by third-party reinsurers. Because AIHL Re is a wholly-owned subsidiary of AIHL, there was no net reduction in Alleghany's catastrophe exposure on a consolidated basis as a result of RSUI's arrangement with AIHL Re. RSUI's reinsurance coverage with AIHL Re expired on April 30, 2007, and AIHL Re has not participated in RSUI's catastrophe reinsurance program since that date.

AIHL Re and Homesite entered into a reinsurance agreement, effective April 1, 2007, whereby AIHL Re provided $20.0 million of excess-of-loss reinsurance coverage to Homesite under its catastrophe reinsurance program. AIHL Re's participation in this agreement expired in April of 2008 and AIHL Re did not participate in Homesite's catastrophe reinsurance program in the 2008-2009 period.

(f) CATA

CATA uses reinsurance to protect against severity losses. In 2008, CATA reinsured individual property and casualty and contract surety risks in excess of $1.5 million with various reinsurers. The commercial surety line was reinsured for individual losses above $1.25 million. In addition, CATA purchases facultative reinsurance coverage for risks in excess of $6.0 million on property and casualty and $15.0 million on commercial surety.

(g) EDC

EDC uses reinsurance to protect against catastrophe losses. Effective December 31, 2008, EDC retained the first $1.0 million of loss per occurrence and purchased reinsurance with various reinsurers for $74.0 million above that level. Any loss above $75.0 million would be the sole responsibility of EDC. EDC uses various catastrophe models to assist it in determining the amount of reinsurance to purchase. All of EDC's 2008 reinsurance includes foreign and domestic terrorism coverage, although nuclear, chemical, biological and radiological ("NCBR") events are

5. Reinsurance, continued

excluded. EDC has a separate NCBR treaty under which it retains the first $5.0 million of loss from an NCBR event and reinsurance provides $10.0 million of coverage in excess of such retention. Under the Terrorism Act, EDC cannot exclude any form of terrorism from its workers' compensation policies.

6. Liability for Loss and Loss Adjustment Expenses

Activity in liability for losses and loss adjustment expenses ("LAE") in 2008, 2007 and 2006 is summarized as follows (in millions):

	2008	2007	2006
Balance at January 1	$2,379.7	$2,228.9	$2,571.9
Reserves acquired	–	165.0	–
Less reinsurance recoverables on unpaid losses	966.8	1,101.4	1,619.0
Net balance	1,412.9	1,292.5	952.9
Incurred related to:			
Current year	612.8	480.1	420.0
Prior years	(42.8)	(31.1)	(9.7)
Total incurred	570.0	449.0	410.3
Paid related to:			
Current year	116.4	71.7	63.0
Prior years	296.2	256.9	172.7
Total paid	412.6	328.6	235.7
Net balance at December 31	1,570.3	1,412.9	1,127.5
Plus reinsurance recoverables on unpaid losses	1,008.3	966.8	1,101.4
Balance at December 31	$2,578.6	$2,379.7	$2,228.9

Total gross loss and LAE reserves increased by $198.9 million during 2008, from $2,379.7 million in 2007 to $2,578.6 million in 2008. Of this increase, $153.4 million was due to the casualty lines of business, $40.0 million was due to workers' compensation line of business and $33.8 million was due to property lines of business. These increases were partially offset by a modest decrease in other reserves. The increase in casualty gross loss and LAE reserves primarily reflects anticipated loss reserves on current accident year gross premiums earned and limited gross paid loss activity for the current and prior accident years at RSUI. Such increases for RSUI were partially offset by net releases of prior accident year reserves. The increase in workers' compensation gross loss and LAE reserves primarily relates to increases to both current and prior accident year reserves by EDC. The increase in property gross loss and LAE reserves primarily reflects three significant catastrophe gross losses incurred by RSUI during the third quarter of 2008 (Hurricanes Ike, Gustav and Dolly). The decrease in other reserves is due primarily to a reduction in loss and LAE reserves acquired in connection with prior acquisitions which are ceded 100 percent to the sellers.

Total gross loss and LAE reserves increased by $150.8 million during 2007, from $2,228.9 million in 2006 to $2,379.7 million in 2007. Of this increase, $255.4 million was due to the casualty lines of business, $175.9 million was due to the workers' compensation line of business, partially offset by a decrease in the reserves of the property lines of business. The increase in casualty gross loss and LAE reserves primarily reflects increased earned premium in D&O liability and professional liability, combined with limited paid loss activity for the current and prior casualty accident years at RSUI. Such increases for RSUI were partially offset by net releases of prior accident year reserves. The increase in workers' compensation gross loss and LAE reserves primarily related to the acquisition of EDC during 2007. The decrease in gross loss and LAE reserves in the property lines of business primarily reflects a

6. Liability for Loss and Loss Adjustment Expenses, continued

decrease in RSUI's reserves relating to the 2005 hurricane activity, as payments were made by RSUI and reinsurance recoveries were received by RSUI during 2007.

The above reserve changes included adjustments to prior year reserves. RSUI's net prior year reserves were reduced by $43.7 million in 2008 and $34.7 million in 2007. These adjustments were primarily for the professional liability and D&O liability lines of business, and reflected favorable loss emergence, compared with loss emergence patterns assumed in earlier periods for such lines of business.

In addition, RSUI's net prior year property reserves were increased by $43.2 million in 2007 related primarily to its 2005 Hurricane Katrina reserve estimates. The increase reflects the results of a review of Katrina loss and loss adjustment expense reserves in light of the current uncertain legal environment. RSUI reviews its reserves quarterly. In 2007, settlements of pending claims were larger than expected, which contributed to RSUI's decision to increase reserves for its remaining pending Hurricane Katrina claims.

For CATA, net prior year reserves were reduced by $11.8 million in 2008 and $14.4 million in 2007. The releases primarily reflect favorable loss emergence principally in its casualty and commercial surety lines of business, compared with loss emergence patterns assumed in earlier periods.

For EDC, net prior year workers' compensation reserves were increased in 2008 by $25.4 million for prior accident years. In addition, net current year workers' compensation reserves were increased by $10.5 million. The increases for both the prior accident years and the current accident year primarily reflect a significant acceleration in claims emergence and higher than anticipated increases in industry-wide severity. In 2007, EDC net workers' compensation reserves were reduced by $9.7 million, consisting of an $18.8 million decrease for prior accident years partially offset by a $9.1 million increase for the 2007 year through the date of the acquisition by AIHL. The reduction for prior years reflected favorable loss emergence, compared with loss emergence patterns assumed in earlier years. The increase for 2007 through the date of acquisition reflected unfavorable loss emergence patterns, compared with loss emergence patterns assumed in the period prior to the acquisition.

7. Credit Agreement

In October 2006, Alleghany entered into a three-year unsecured credit agreement (the "Credit Agreement") with a bank syndicate, providing commitments for revolving credit loans in an aggregate principal amount of up to $200.0 million. Borrowings under the Credit Agreement will be available for working capital and general corporate purposes. At Alleghany's option, borrowings under the Credit Agreement will bear interest at either (x) the higher of (i) the administrative agent's prime commercial lending rate or (ii) the federal funds rate plus 0.50 percent, or (y) the London Interbank Overnight Rate plus a margin (currently 65 basis points) based on Alleghany's Standard & Poors and/or Moody's rating. The Credit Agreement requires that all loans shall be repaid in full no later than the October 23, 2009 (the "Maturity Date"), although Alleghany may request up to two one-year extensions of the Maturity Date subject to meeting certain conditions and upon agreement of the Lenders. The Credit Agreement requires Alleghany, among other things, to maintain tangible net worth of not less than approximately $1.9 billion, limit the amount of certain other indebtedness, and maintain certain levels of unrestricted liquid assets. Such agreement also contains restrictions with respect to mortgaging or pledging any of Alleghany's assets and the consolidation or merger with any other corporation. At December 31, 2008, Alleghany was in full compliance with these requirements and restrictions. The Credit Agreement charges Alleghany a commitment fee of 15 basis points (0.15 percent) per annum of the unused commitment. There were no borrowings under the Credit Agreement in 2008.

8. Income Taxes

Income tax expense (benefit) from continuing operations consists of the following (in millions):

	Federal	State and Foreign	Total
2008			
Current	$ 84.3	$ 1.7	$ 86.0
Deferred	(63.5)	(2.0)	(65.5)
	$ 20.8	$(0.3)	$ 20.5
2007			
Current	$166.9	$ 3.6	$170.5
Deferred	(24.5)	(1.2)	(25.7)
	$142.4	$ 2.4	$144.8
2006			
Current	$142.4	$ 2.8	$145.2
Deferred	(47.0)	0.7	(46.3)
	$ 95.4	$ 3.5	$ 98.9

The difference between the federal income tax rate and the effective income tax rate on continuing operations is as follows:

	2008	2007	2006
Federal income tax rate	35.0%	35.0%	35.0%
Change in estimates and other true ups	(0.7)	1.2	(4.2)
Income subject to dividends-received deduction	(6.8)	(0.8)	(0.7)
Tax-exempt interest	(22.2)	(2.5)	(2.3)
State taxes, net of federal tax benefit	–	0.4	0.9
Goodwill impairment	27.9	–	–
Other, net	0.4	0.2	0.4
	33.6%	33.5%	29.1%

The effective income tax rate on continuing operations in 2008 primarily reflects the impact of significant catastrophe losses incurred and unrealized losses on investments that were deemed to be other than temporary in the 2008 period, partially offset by the impact of non-deductible goodwill impairment charges. The tax effects of

8. Income Taxes, continued

temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are as follows (in millions):

	2008	2007
Deferred tax assets		
Foreign tax credit carry forward	$ 1.1	$ 4.8
State net operating loss carry forward	15.0	14.8
Reserves for impaired assets	2.3	1.7
Expenses deducted for tax purposes when paid	1.8	1.6
Other-than-temporary impairment	69.5	4.0
Property and casualty loss reserves	66.5	59.7
Unearned premium reserves	31.5	35.6
Performance shares	1.9	3.6
Unrealized loss on investments	20.6	–
Compensation accruals	43.7	46.9
Other	4.5	2.8
Deferred tax assets	258.4	175.5
Valuation allowance	(14.5)	(14.3)
Total net deferred tax asset	$ 243.9	$161.2
Deferred tax liabilities		
Unrealized gain on investments	$ 68.7	$178.2
Tax over book depreciation	1.4	1.2
Deferred gains	2.1	1.9
Burlington Northern redemption	4.2	7.1
Deferred acquisition costs	25.9	27.6
Purchase accounting adjustments	10.8	11.8
Other	0.5	5.0
Total deferred tax liabilities	113.6	232.8
Net deferred tax (assets) liabilities	$(130.3)	$ 71.6

Alleghany sold World Minerals, Inc. ("World Minerals") on July 14, 2005. As a result of the sale and Section 338(h)(10) election, Alleghany was able to retain certain tax benefits, including an estimated foreign tax credit carryover generated by World Minerals. In the first quarter of 2006, Alleghany adopted and implemented a formal plan which it believed would allow it to fully use such credits commencing in 2007, at which time a $10.8 million net benefit was recorded to earnings. Based on an analysis of its foreign tax credits and related information, completed in the fourth quarter of 2007, Alleghany adjusted its estimate of foreign tax credits and recorded a net tax adjustment of $5.2 million.

A valuation allowance is provided against deferred tax assets when, in the opinion of Alleghany management, it is more likely than not that some portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance is maintained for certain state tax items. Specifically, in 2006, Alleghany recognized $13.9 million of additional deferred tax assets for state net operating loss carryovers. A valuation allowance of $13.9 million was established at that time since Alleghany does not currently anticipate generating sufficient income in the various states to absorb these loss carryovers.

8. Income Taxes, continued

Alleghany's 2006 and 2007 income tax returns remain open to examination.

9. Stockholders' Equity

(a) Mandatory Convertible Preferred Stock

On June 23, 2006, Alleghany completed an offering of 1,132,000 shares of its 5.75 percent mandatory convertible preferred stock (the "Preferred Stock") at a public offering price of $264.60 per share, resulting in net proceeds of $290.4 million. The annual dividend on each share of Preferred Stock is $15.2144. Dividends on the Preferred Stock accrue and accumulate from the date of issuance, and, to the extent Alleghany is legally permitted to pay dividends and Alleghany's Board of Directors declares a dividend payable, Alleghany will pay dividends in cash on a quarterly basis. Each share of Preferred Stock has a liquidation preference of $264.60, plus any accrued, cumulated and unpaid dividends. Each share of Preferred Stock will automatically convert on June 15, 2009 into between 0.8475 and 1.0000 shares of Alleghany's Common Stock depending on the average market price per share of Common Stock over the 20 trading day period ending on the third trading day prior to such date. The conversion rate will also be subject to anti-dilution adjustments. At any time prior to June 15, 2009, holders of the Preferred Stock may elect to convert each share of Preferred Stock into 0.8475 shares of Common Stock, subject to anti-dilution adjustments. All of the above data has not been adjusted for subsequent stock dividends.

(b) Treasury Stock

In February 2008, Alleghany announced that its Board of Directors had authorized the purchase of shares of Alleghany common stock, at such times and at prices as management may determine advisable, up to an aggregate of $300.0 million. In November 2008, the authorization to repurchase Alleghany common stock was expanded to include repurchases of Alleghany's 5.75% Mandatory Convertible Preferred Stock. During 2008, Alleghany purchased an aggregate of 78,817 shares of its common stock in the open market for approximately $25.1 million, at an average price per share of $318.05. As of December 31, 2008, Alleghany held 76,513 shares of treasury stock.

(c) Regulatory Matters

At December 31, 2008, approximately $785.8 million of the equity of all of Alleghany's subsidiaries was available for dividends or advances to Alleghany at the parent level. At that date, approximately $1.4 billion of the Alleghany's total equity of $2.7 billion was unavailable for dividends or advances to Alleghany from its subsidiaries. With respect to AIHL's insurance operating units, they are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid by them without prior approval of insurance regulatory authorities. Of the aggregate total equity of Alleghany's insurance operating units at December 31, 2008 of $1.6 billion, a maximum of $233.3 million was available for dividends without prior approval of the applicable insurance regulatory authorities. Additionally, payments of dividends (other than stock dividends) by Alleghany to its stockholders are permitted by the terms of its Credit Agreement provided that Alleghany maintains certain financial ratios as defined in the agreement. At December 31, 2008, approximately $455.8 million of stockholders' equity was available for dividends by Alleghany to its stockholders.

Statutory net income of Alleghany's insurance operating units was $(42.4) million and $307.7 million for the years ended December 31, 2008 and 2007, respectively. Combined statutory capital and surplus of Alleghany's insurance operating units was $1,343.5 million and $1,539.5 million at December 31, 2008 and 2007, respectively.

10. Share-Based Compensation Plans

(a) General

As of December 31, 2008, Alleghany had share-based payment plans for parent-level employees and directors. As described in more detail below, parent-level share-based payments to current employees consist only of restricted stock awards, including units, and performance share awards, and no stock options. Parent-level share-based

10. Share-Based Compensation Plans, continued

payments to non-employee directors consist of annual awards of stock options and restricted stock, including restricted stock units. In addition, as of December 31, 2008, RSUI and EDC had their own share-based payment plans, which are described below.

Amounts recognized as compensation expense in the consolidated statements of earnings and comprehensive income with respect to share-based awards under plans for parent-level employees and directors were $9.1 million, $11.7 million and $14.3 million in 2008, 2007 and 2006, respectively. The amount of related income tax benefit recognized as income in the consolidated statements of earnings and comprehensive income with respect to these plans was $3.2 million, $4.1 million and $5.0 million in 2008, 2007 and 2006, respectively. In 2008, 2007 and 2006, $6.8 million, $18.5 million and $6.0 million of Common Stock, at fair market value, respectively, and $3.9 million, $13.2 million and $3.5 million of cash, respectively, was paid by Alleghany under plans for parent-level employees and directors. As noted above, as of December 31, 2008 and December 31, 2007, all outstanding awards were accounted for under the fair value based method of accounting.

Alleghany does not have an established policy or practice of repurchasing shares of its Common Stock in the open market for the purpose of delivering Common Stock upon the exercise of stock options. Alleghany issues authorized but not outstanding shares of Common Stock to settle option exercises in those instances where the number of shares it has repurchased are not sufficient to settle an option exercise.

(b) Director Stock Option and Restricted Stock Plans

Alleghany provided, through its Amended and Restated Directors' Stock Option Plan (under which options were granted through May 1999) and its 2000 Directors' Stock Option Plan (which expired on December 31, 2004), for the automatic grant of non-qualified options to purchase 1,000 shares of Common Stock in each year after 1987 to each non-employee director. Currently, Alleghany's 2005 Directors' Stock Plan (the "2005 Plan") provides for the automatic grant of nonqualified options to purchase 500 shares of Common Stock, as well as an automatic grant of 250 shares of restricted Common Stock or under certain circumstances, restricted stock units, to each non-employee director on an annual basis. In 2008 and 2007, Alleghany awarded a total of 2,250 restricted shares and units and 2,295 restricted shares and units, respectively, which vest over a one-year period.

A summary of option activity under the above plans as of December 31, 2008, and changes during the year then ended is presented below:

Options	Shares (000)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ millions)
Outstanding at January 1, 2008	71	$194		
Granted	5	348		
Exercised	(14)	177		
Forfeited or expired	–	–		
Outstanding at December 31, 2008	62	$209	4.0	$5.2
Exercisable at December 31, 2008	53	$187	3.2	$5.2

The weighted-average grant-date fair value of options granted during the years 2008, 2007 and 2006, was $136.77, $136.32 and $89.73, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was $2.1 million, $2.2 million and $2.4 million, respectively.

10. Share-Based Compensation Plans, continued

A summary of the status of Alleghany's nonvested shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

Nonvested Shares	Shares (000)	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	8	$120.57
Granted	5	136.77
Vested	(4)	113.20
Forfeited	–	–
Nonvested at December 31, 2008	9	$132.00

As of December 31, 2008, there was $0.8 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2005 Plan. That cost is expected to be recognized over a weighted-average period of approximately one year. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006, was $1.2 million, $1.5 million and $1.9 million, respectively.

(c) Alleghany 2002 and 2007 Long-Term Incentive Plans

Alleghany provided incentive compensation to management through its 2002 Long-Term Incentive Plan (the "2002 LTIP") until December 31, 2006 when the 2002 LTIP expired. In December 2006, Alleghany adopted the 2007 Long-Term Incentive Plan (the "2007 LTIP") which was approved by Alleghany stockholders in April 2007. The provisions of the 2002 LTIP and 2007 LTIP are substantially similar. Awards under the 2002 LTIP and 2007 LTIP may include, but are not limited to, cash and/or shares of Common Stock, rights to receive cash and/or shares of Common Stock, and options to purchase shares of Common Stock including options intended to qualify as incentive stock options under the Internal Revenue Code and options not intended to so qualify. Under the 2002 LTIP and 2007 LTIP, the following types of awards are outstanding:

(i) *Performance Share Awards* — Participants are entitled, at the end of a four-year award period, to a maximum amount equal to the value of one and one-half shares of Common Stock for each performance share issued to them based on market value on the payment date. In general, performance share payouts will be made in cash to the extent of minimum statutory withholding requirements in respect of an award, with the balance in Common Stock. Payouts are made provided defined levels of performance are achieved. As of December 31, 2008, 73,139 performance shares were outstanding. Expense is recognized over the performance period on a pro rata basis.

(ii) *Restricted Share Awards* — Alleghany has awarded to certain management employees restricted shares of Common Stock. These awards entitle the participants to a specified maximum amount equal to the value of one share of Common Stock for each restricted share issued to them based on the market value on the payment date. In most instances, payouts are made provided defined levels of performance are achieved. As of December 31, 2008, 57,911 restricted shares were outstanding, of which none were granted in 2008, 3,816 were granted in 2007, 32,013 were granted in 2004 and 22,082 were granted in 2003. The expense is recognized ratably over the performance period, which can be extended under certain circumstances. The 2004 awards are expected to vest over five years.

(d) RSUI Restricted Share Plan

RSUI has a Restricted Stock Unit Plan (the "RSUI Plan") for the purpose of providing equity-like incentives to key employees. Under the RSUI Plan, restricted stock units ("units") are issued. Additional units, defined as the "Deferred Equity Pool," were issued in 2008, 2007 and 2006, and may be created in the future if certain financial performance measures are met. Units may only be settled in cash. The fair value of each unit is calculated pursuant to SFAS 123R, as stockholder's equity of RSUI, adjusted for certain capital transactions and accumulated

10. Share-Based Compensation Plans, continued

compensation expense recognized under the RSUI Plan, divided by the sum of RSUI common stock outstanding and the original units available under the RSUI Plan. The units vest on the fourth anniversary of the date of grant and contain certain restrictions, relating to, among other things, forfeiture in the event of termination of employment and transferability. In 2008, 2007 and 2006, RSUI recorded $21.7 million, $43.9 million and $34.8 million, respectively, in compensation expense related to the RSUI Plan. During the same periods, a deferred tax benefit of $7.6 million, $15.4 million and $12.2 million, respectively, related to the compensation expense was recorded.

(e) EDC Share Plans

EDC has a share-based payment plan for each of its two senior executives. Under the plans, EDC reserved 4,000 of its authorized common shares (approximating 1.6 percent of all shares currently outstanding). These restricted stock awards generally vest depending on the compound annual growth rate of EDC's equity, with the earliest vesting date being December 31, 2011 through December 31, 2016. If a minimum of 7 percent growth rate is not achieved by December 31, 2016, all restricted stock will be forfeited. The plan resulted in a nominal accrual for compensation expense in 2007, which was subsequently reversed in 2008.

11. Employee Benefit Plans

(a) Alleghany Employee Defined Benefit Pension Plans

Alleghany has two unfunded noncontributory defined benefit pension plans for executives, and a smaller, funded noncontributory defined benefit pension plan for employees.

The primary executive plan currently provides for designated employees (including all of Alleghany's current executive officers) retirement benefits in the form of an annuity for the joint lives of the participant and his or her spouse or, alternatively, actuarially equivalent forms of benefits, including a lump sum. Under both executive plans, a participant must have completed five years of service with Alleghany before he or she is vested in, and thus has a right to receive, any retirement benefits following his or her termination of employment. The annual retirement benefit under the primary executive plan, if paid in the form of a joint and survivor life annuity to a participant who retires on reaching age 65 with 15 or more years of service, is equal to 67 percent of the participant's highest average annual base salary and related annual incentive award over a consecutive three-year period during the last ten years or, if shorter, the full calendar years of employment. Neither plan takes other payments or benefits, such as payouts of long-term incentives, into account in computing retirement benefits. During 2004, both plans were amended and changed from a funded to an unfunded plan resulting in the distribution of all accrued benefits to vested participants.

With respect to the funded employee plan, Alleghany's policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service's funding requirements. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

11. Employee Benefit Plans, continued

The following tables set forth the defined benefit plans' funded status at December 31, 2008 and 2007 and total cost for each of the three years ended December 31, 2008 (in millions, except percentages):

	2008	2007
OBLIGATIONS AND FUNDING STATUS:		
Change benefit obligation		
Benefit obligation at beginning of year	$ 17.3	$ 13.9
Service cost	2.9	2.4
Interest cost	0.9	0.8
Amendments	–	–
SFAS 88 curtailment loss	–	–
Actuarial loss	0.5	0.3
Benefits paid	(1.3)	(0.1)
Projected benefit obligation at end of year	20.3	17.3
Change in plan assets		
Fair value of plan assets at beginning of year	2.3	2.1
Actual return on plan assets, net of expenses	0.4	0.2
Company contributions	1.2	0.1
Benefits paid	(1.3)	(0.1)
Fair value of plan assets at end of year	2.6	2.3
Funded status	$(17.7)	$(15.0)
Amounts recognized in statement of financial position consists of:		
Prepaid benefit cost	$ 0.8	$ 0.8
Accrued benefit liability	(14.4)	(11.6)
Accumulated other comprehensive income	(4.1)	(4.2)
Net amount recognized	$(17.7)	$(15.0)
Weighted average asset allocations		
Debt securities	100%	100%

11. Employee Benefit Plans, continued

	2008	2007	2006
COST AND OTHER COMPREHENSIVE INCOME:			
Net pension cost included the following expense (income) components			
Service cost — benefits earned during the year	$ 2.9	$ 2.3	$ 1.8
Interest cost on benefit obligation	0.9	0.8	0.5
Expected return on plan assets	(0.1)	(0.1)	(0.1)
Net amortization and deferral	0.2	0.2	0.1
Net periodic pension cost	3.9	3.2	2.3
SFAS 88 curtailment loss	–	–	1.0
SFAS 88 settlement charge	0.2	–	–
Total cost	4.1	3.2	3.3
Change in other comprehensive income (pension-related)	(0.1)	–	0.1
Net periodic pension cost and other comprehensive income	$ 4.0	$ 3.2	$ 3.4

	2008	2007	2006
ASSUMPTIONS:			
Assumptions used in computing the net periodic pension cost of the plans is as follows			
Rates for increases in compensation levels	4.00%	4.00%	4.00%
Weighted average discount rates	6.00%	5.75%	5.50%
Expected long-term rates of return	5.00%	4.00%	4.00%
Assumptions used in computing the funded status of the plans is as follows			
Rates for increases in compensation levels	4.00%	4.00%	4.00%
Weighted average discount rates	6.00%	6.00%	5.75%

Discount rates were predicated primarily on Moody's Investor Service Aa long-term corporate bond index, rounded to the nearest 25 basis points. Alleghany's investment policy with respect to its defined benefit plans is to provide long-term growth combined with a steady income stream. The target allocation is 100 percent in debt securities. The overall long-term, rate-of-return-on-assets assumptions are based on historical investment returns.

Contributions of less than $0.1 million are expected to be made to Alleghany's funded employee plan during 2009.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be made (in millions):

2009	$2.3
2010	4.5
2011	0.1
2012	0.1
2013	0.1
2014-2018	0.5

The measurement date used to determine pension benefit plans is December 31, 2008.

11. Employee Benefit Plans, continued

(b) Other Employee Retirement Plans

Alleghany has two unfunded retiree health plans, one for executives and one for employees. Participants eligible for benefits must be age 55 or older. In addition, non-executive employees must have completed at least 10 years of service. Under the plans, participants must pay a portion of the premiums charged by the medical insurance provider. All benefits cease upon retiree death. RSUI also has an unfunded retiree health plan for its employees. As of December 31, 2008 and December 31, 2007, the liability for all of these plans was $4.3 million and $4.1 million, respectively, representing the entire accumulated postretirement benefit obligation as of that date. Assumptions used on the accounting for these plans are comparable to those cited above for the Alleghany pension plans. Future benefit payments associated with these plans are not expected to be material to Alleghany.

Alleghany provides supplemental retirement benefits through deferred compensation programs and profit sharing plans for certain of its officers and employees. In addition, Alleghany's subsidiaries sponsor both qualified defined contribution retirement plans for substantially all employees, including executives, and non-qualified plans only for executives, both of which provide for voluntary salary reduction contributions by employees and matching contributions by each respective subsidiary, subject to specified limitations.

Alleghany has endorsement split-dollar life insurance policies for its officers that are effective during employment as well as retirement. Premiums are paid by Alleghany, and death benefits are split between Alleghany and the beneficiaries of the officers. Death benefits for current officers that inure to the beneficiaries are generally equal to four times the annual salary at the time of an officer's death. After retirement, death benefits that inure to the beneficiaries are generally equal to the annual ending salary of the officer at the date of retirement.

(c) Recently Adopted Accounting Standard

FASB Statement No. 158 ("SFAS 158") was issued in September 2006 and adopted by Alleghany as of December 31, 2006. SFAS 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The changes are to be reported in comprehensive income as of December 31, 2006. Past standards only required an employer to disclose the complete funded status of its plans in the notes to the financial statements.

12. Earnings Per Share of Common Stock

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31 (in millions, except share amounts):

	2008	2007	2006
Net earnings	$ 148.0	$ 299.1	$ 247.9
Preferred dividends	17.2	17.2	9.0
Income available to common stockholders for basic earnings per share	130.8	281.9	238.9
Preferred dividends	–	17.2	9.0
Effect of other dilutive securities	–	0.3	0.5
Income available to common stockholders for diluted earnings per share	$ 130.8	$ 299.4	$ 248.4
Weighted average shares outstanding applicable to basic earnings per share	8,313,591	8,309,953	8,299,847
Preferred stock	–	997,969	543,425
Effect of other dilutive securities	–	23,352	23,002
Adjusted weighted average shares outstanding applicable to diluted earnings per share	8,313,591	9,331,274	8,866,274

Contingently issuable shares of 1,147,351, 59,035 and 89,965 were potentially available during 2008, 2007 and 2006, respectively, but were not included in the computations of diluted earnings per share because the impact was anti-dilutive to the earnings per share calculation.

13. Commitments and Contingencies

(a) Leases

Alleghany leases certain facilities, furniture and equipment under long-term lease agreements. In addition, certain land, office space and equipment are leased under noncancelable operating leases that expire at various dates through 2020. Rent expense was $10.3 million, $8.7 million and $7.1 million in 2008, 2007 and 2006, respectively.

The aggregate minimum payments under operating leases with initial or remaining terms of more than one year as of December 31, 2008 were as follows (in millions):

Year	Aggregate Minimum Lease Payments
2009	$ 9.7
2010	8.3
2011	8.1
2012	8.2
2013	8.4
2014 and thereafter	37.2

(b) Litigation

Alleghany's subsidiaries are parties to pending litigation and claims in connection with the ordinary course of their businesses. Each such subsidiary makes provisions for estimated losses to be incurred in such litigation and claims, including legal costs. In the opinion of management such provisions are adequate.

13. Commitments and Contingencies, continued

(c) Asbestos and Environmental Exposure

AIHL's reserve for unpaid losses and loss adjustment expenses includes $20.4 million of gross reserves and $20.3 million of net reserves at December 31, 2008, and $22.9 million of gross reserves and $22.7 million of net reserves at December 31, 2007, for various liability coverages related to asbestos and environmental impairment claims that arose from reinsurance assumed by a subsidiary of CATA between 1969 and 1976. This subsidiary exited this business in 1976. Reserves for asbestos and environmental impairment claims cannot be estimated with traditional loss reserving techniques because of uncertainties that are greater than those associated with other types of claims. Factors contributing to those uncertainties include a lack of historical data, the significant periods of time that often elapse between the occurrence of an insured loss and the reporting of that loss to the ceding company and the reinsurer, uncertainty as to the number and identity of insureds with potential exposure to such risks, unresolved legal issues regarding policy coverage, and the extent and timing of any such contractual liability. Loss reserve estimates for such environmental and asbestos exposures include case reserves, which also reflect reserves for legal and other loss adjustment expenses and IBNR reserves. IBNR reserves are determined based upon historic general liability exposure base and policy language, previous environmental loss experience and the assessment of current trends of environmental law, environmental cleanup costs, asbestos liability law and judgmental settlements of asbestos liabilities.

For both asbestos and environmental reinsurance claims, CATA establishes case reserves by receiving case reserve amounts from its ceding companies, and verifies these amounts against reinsurance contract terms, analyzing from the first dollar of loss incurred by the primary insurer. In establishing the liability for claims for asbestos related liability and for environmental impairment claims, management considers facts currently known and the current state of the law and coverage litigation. Additionally, ceding companies often report potential losses on a precautionary basis to protect their rights under the reinsurance arrangement, which generally calls for prompt notice to the reinsurer. Ceding companies, at the time they report such potential losses, advise CATA of the ceding companies' current estimate of the extent of such loss. CATA's claims department reviews each of the precautionary claims notices and, based upon current information, assesses the likelihood of loss to CATA. Such assessment is one of the factors used in determining the adequacy of the recorded asbestos and environmental reserves. Although Alleghany is unable at this time to determine whether additional reserves, which could have a material impact upon its results of operations, may be necessary in the future, Alleghany believes that CATA's asbestos and environmental reserves are adequate at December 31, 2008.

(d) Indemnification Obligations

In connection with the sale of World Minerals, Alleghany undertook certain indemnification obligations pursuant to the Stock Purchase Agreement including a general indemnification provision for breaches of representations and warranties set forth in the Stock Purchase Agreement (the "Contract Indemnification") and a special indemnification provision related to products liability claims arising from events occurring during pre-closing periods (the "Products Liability Indemnification"). The representations and warranties to which the Contract Indemnification applies survive for a two-year period (with the exception of certain representations and warranties such as those related to environmental, real estate and tax matters, which survive for periods longer than two years) and generally, except for tax and certain other matters, applied only to aggregate losses in excess of $2.5 million, up to a maximum of approximately $123.0 million.

The Products Liability Indemnification is divided into two parts, the first relating to products liability claims arising in respect of events occurring during the period prior to Alleghany's acquisition of the World Minerals business from Johns Manville Corporation, Inc. (f/k/a Manville Sales Corporation) ("Manville") in July 1991 (the "Manville Period"), and the second relating to products liability claims arising in respect of events occurring during the period of Alleghany ownership (the "Alleghany Period"). Under the terms of the Stock Purchase Agreement, Alleghany will provide indemnification at a rate of 100 percent for the first $100.0 million of losses arising from products liability claims relating to the Manville Period and at a rate of 50 percent for the next $100.0 million of such losses,

13. Commitments and Contingencies, continued

so that Alleghany's maximum indemnification obligation in respect of products liability claims relating to the Manville Period is $150.0 million. This indemnification obligation in respect of Manville Period products liability claims will expire on July 31, 2016. The Stock Purchase Agreement states that it is the intention of the parties that, with regard to losses incurred in respect of products liability claims relating to the Manville Period, recovery should first be sought from Manville, and that Alleghany's indemnification obligation in respect of products liability claims relating to the Manville Period is intended to indemnify the Purchaser for such losses which are not recovered from Manville within a reasonable period of time after recovery is sought from Manville. In connection with World Minerals' acquisition of the assets of the industrial minerals business of Manville in 1991, Manville agreed to indemnify World Minerals for certain product liability claims, in respect of products of the industrial minerals business manufactured during the Manville Period, asserted against World Minerals through July 31, 2006. In June 2006, Manville agreed to extend its indemnification for such claims asserted against World Minerals through July 31, 2009. World Minerals did not assume in the acquisition liability for product liability claims to the extent that such claims relate, in whole or in part, to the Manville Period, and Manville should continue to be responsible for such claims, notwithstanding the expiration of the Manville indemnity in 2009.

For products liability claims relating to the Alleghany Period, Alleghany will provide indemnification for up to $30.0 million in the aggregate. The $10.0 million holdback from the Adjusted Purchase Price paid at the closing secures performance of this indemnification obligation relating to the Alleghany Period, and, unless and until the holdback amount is exhausted, will be charged for any claim for payment in respect of this indemnification obligation that would otherwise be made to Alleghany. In addition to the indemnification obligation undertaken by Alleghany in respect of products liability claims relating to the Alleghany Period, the Stock Purchase Agreement provides that, after the closing, Alleghany will continue to make available to World Minerals $30.0 million per policy period of Alleghany's umbrella insurance coverage in effect on a Alleghany group-wide basis for policy periods beginning on April 1, 1996 (prior to April 1, 1996, World Minerals had its own umbrella insurance coverage). This portion of Alleghany's umbrella insurance coverage will be available to World Minerals for general liability claims as well as for products liability claims. The Stock Purchase Agreement states that it is the intention of the parties that, with regard to losses incurred in respect of products liability claims relating to the Alleghany Period, recovery should first be sought under any available World Minerals insurance policies and second under the portion of Alleghany's umbrella insurance coverage made available to World Minerals after the closing, and that Alleghany's indemnification obligation in respect of products liability claims relating to the Alleghany Period is intended to indemnify the Purchaser for such losses in respect of which coverage is not available under either the World Minerals insurance policies or under such portion of Alleghany's umbrella insurance coverage. Alleghany's indemnification obligation in respect of Alleghany Period products liability claims will expire on July 14, 2015, which is the tenth anniversary of the closing date.

The Stock Purchase Agreement provides that Alleghany has no responsibility for products liability claims arising in respect of events occurring after the closing, and that any products liability claims involving both pre-closing and post-closing periods will be apportioned on an equitable basis.

During the Alleghany Period, World Minerals was named in approximately 30 lawsuits that included product liability claims, many of which have been voluntarily dismissed by the plaintiffs. In most cases, plaintiffs claimed various medical problems allegedly stemming from their exposure to a wide variety of allegedly toxic products at their place of employment, and World Minerals was one among dozens of defendants that had allegedly supplied such products to plaintiffs' employers. Through the date of sale, World Minerals did not incur any significant expense in respect of such cases. Based on Alleghany's experience to date and other analyses, Alleghany established a $600 thousand reserve in connection with the Products Liability Indemnification for the Alleghany Period. Such reserve was $365 thousand and $431 thousand at December 31, 2008 and 2007.

13. Commitments and Contingencies, continued

(e) Equity Holdings Concentration

At December 31, 2008 and 2007, Alleghany had a concentration of market risk in its available-for-sale equity securities portfolio of Burlington Northern Santa Fe Corporation ("Burlington Northern"), a railroad holding company, of $227.1 million and $416.2 million, respectively. In 2008, Alleghany sold approximately 2.0 million shares of its Burlington Northern stock holdings, resulting in a pre-tax gain of $152.3 million. In addition, subsequent to December 31, 2008, Alleghany sold approximately 1.0 million shares of Burlington Northern common stock, resulting in a pre-tax gain of $53.0 million, which will be recognized in the 2009 first quarter. During 2007, Alleghany sold approximately 0.8 million shares of its Burlington Northern stock holdings, resulting in a pre-tax gain of $55.9 million.

At December 31, 2008 and 2007, Alleghany also had a concentration of market risk in its available-for-sale equity securities with respect to certain energy sector businesses, of $290.8 million and $378.2 million, respectively.

14. Fair Value of Financial Instruments

The estimated carrying values and fair values of Alleghany's financial instruments as of December 31, 2008 and 2007 are as follows (in millions):

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Investments (excluding equity-method investments)*	$4,057.7	$4,057.7	$4,069.3	$4,069.3

* For purposes of this table, investments include available-for-sale securities as well as investments in partnerships carried at fair value that are included in other invested assets. Investments exclude Alleghany's investments in Homesite, ORX and partnerships that are accounted for under the equity method, which are included in other invested assets. The fair value of short-term investments approximates amortized cost. The fair value of all other categories of investments is discussed below.

As previously noted, SFAS 157 was issued in September 2006 and adopted by Alleghany as of January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. In addition, SFAS 157 establishes a three-tiered hierarchy for inputs used in management's determination of fair value of financial instruments that emphasizes the use of observable inputs over the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing a financial instrument. Unobservable inputs are inputs that reflect management's belief about the assumptions market participants would use in pricing a financial instrument based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- "Level 1" — Management's valuations are based on unadjusted quoted prices in active markets for identical, unrestricted assets. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these assets does not involve any meaningful degree of judgment. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. For Alleghany, assets utilizing Level 1 inputs generally include common stocks and U.S. Government debt securities, where management's valuations are based on quoted market prices.
- "Level 2" — Management's valuations are based on quoted market prices where such markets are not deemed to be sufficiently "active." In such circumstances, additional valuation metrics will be used which involve direct or indirect observable market inputs. For Alleghany, assets utilizing Level 2 inputs generally include debt securities

14. Fair Value of Financial Instruments, continued

other than debt issued by the U.S. Government and preferred stocks. Third-party dealer quotes typically constitute a significant input in management's determination of the fair value of these types of fixed income securities. In developing such quotes, dealers will use the terms of the security and market-based inputs. Terms of the security include coupon, maturity date, and any special provisions that may, for example, enable the investor, at his election, to redeem the security prior to its scheduled maturity date. Market-based inputs include the level of interest rates applicable to comparable securities in the market place and current credit rating(s) of the security.

- "Level 3" — Management's valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Valuation under Level 3 generally involves a significant degree of judgment on the part of management. For Alleghany, assets utilizing Level 3 inputs are primarily limited to partnership investments. Quotes from the third-party general partner of the entity in which such investment was held, which will often be based on unobservable market inputs, constitute the primary input in management's determination of the fair value.

The estimated fair values of Alleghany's invested assets by balance sheet caption and level as of December 31, 2008 are as follows (in millions):

	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$ 619.9	$ 9.6	$ –	$ 629.5
Debt securities	266.3	2,493.0*	0.7	2,760.0
Short-term investments	175.9	460.3	–	636.2
Other invested assets**	–	–	32.0	32.0
Investments (excluding equity-method investments)	$1,062.1	$2,962.9	$32.7	$4,057.7

* Includes $8.9 million of debt securities that were previously classified as level 3 as of December 31, 2007.

** The carrying value of partnership investments of $32.0 million increased by $20.6 million from the December 31, 2007 carrying value of $11.4 million, due principally to $23.6 million of additional investments, partially offset by a $3.0 million decrease in estimated fair value during the period.

15. Segments of Business

Information related to Alleghany's reportable segment is shown in the table below. Property and casualty insurance and surety operations are conducted by AIHL through its insurance operating units RSUI, CATA and EDC. In addition, AIHL Re, established in June 2006, is a wholly-owned subsidiary of AIHL that has, in the past, been available to provide reinsurance to Alleghany operating units and affiliates.

Alleghany's reportable segment is reported in a manner consistent with the way management evaluates the businesses. As such, insurance underwriting activities are evaluated separately from investment activities. Net realized capital gains are not considered relevant in evaluating investment performance on an annual basis. Segment accounting policies are the same as the Significant Accounting Principles summarized in Note 1.

The primary components of "corporate activities" are Alleghany Properties, AIHL's investment in Homesite and ORX, corporate investment and other activities at the parent level, including strategic equity investments. Such strategic equity investments are available to support the internal growth of subsidiaries and for acquisitions of, and substantial investments in, operating companies.

15. Segments of Business, continued

	2008	2007(1)	2006
		(in millions)	
Revenues:			
AIHL insurance group:			
Net premiums earned			
RSUI	$ 689.6	$ 707.5	$ 670.7
CATA	186.9	198.0	171.4
EDC	72.0	44.3	–
AIHL Re	0.2	24.5	35.7
	948.7	974.3	877.8
Net investment income	112.6	126.5	107.1
Net realized capital (losses) gains	(248.4)(2)	36.5	13.9
Other income	0.7	0.5	1.8
Total insurance group	813.6	1,137.8	1,000.6
Corporate activities:			
Net investment income (3)	17.6	19.6	20.9
Net realized capital gains (4)	156.2	56.2	14.3
Other income (5)	1.7	15.0	24.5
Total	$ 989.1	$1,228.6	$1,060.3
Earnings from continuing operations before income taxes:			
AIHL insurance group:			
Underwriting profit (loss) (6)			
RSUI	$ 137.6(7)	$ 219.9	$ 197.4
CATA	15.2	19.4	19.1
EDC	(60.9)(8)	4.4	–
AIHL Re	0.2	24.4	35.5
	92.1	268.1	252.0
Net investment income	112.6	126.5	107.1
Net realized capital (losses) gains	(248.4)(2)	36.5	13.9
Other income, less other expenses	(31.4)	(52.3)	(42.0)
Total insurance group	(75.1)	378.8	331.0
Corporate activities:			
Net investment income (3)	17.6	19.6	20.9
Net realized capital gains (4)	156.2	56.2	14.3
Other income (5)	1.7	15.0	24.6
Corporate administration and other expenses	38.7	35.9	45.4
Interest expense	0.7	1.4	5.6
Total	$ 61.0	$ 432.3	$ 339.8

(1) Includes the results of EDC, net of purchase accounting adjustments, commencing July 18, 2007. See Note 4.

15. Segments of Business, continued

(2) Primarily reflects impairment charges for unrealized losses related to AIHL's investment portfolio that were deemed to be other than temporary. See Note 3. Also reflects an EDC goodwill impairment charge. See Note 4.

(3) Includes $0.3 million and $4.1 million of Alleghany's equity in earnings of Homesite, net of purchase accounting adjustments, for 2008 and 2007, respectively. See Note 4.

(4) Primarily reflects net realized capital gains from the sale of shares of Burlington Northern common stock. See Note 13e.

(5) Primarily reflects sales activity of Alleghany Properties.

(6) Represents net premiums earned less loss and loss adjustment expenses and underwriting expenses, all as determined in accordance with GAAP, and does not include net investment income and other income or net realized capital gains. Underwriting expenses represent commission and brokerage expenses and that portion of salaries, administration and other operating expenses attributable to underwriting activities, whereas the remainder constitutes "other expenses."

(7) Loss and loss adjustment expenses in 2008 reflect $97.9 million of catastrophe losses, of which $80.9 million relate to the 2008 third quarter Hurricanes Gustav, Ike and Dolly.

(8) Reflects a significant increase in current year and prior year loss and loss adjustment expense reserves in 2008. See Note 6.

	2008	2007	2006
		(in millions)	
Identifiable assets at December 31			
AIHL insurance group	$5,554.2	$6,166.7	$5,386.4
Corporate activities	627.6	775.4	792.3
Total	$6,181.8	$6,942.1	$6,178.7
Capital expenditures			
AIHL insurance group	$ 9.8	$ 4.7	$ 4.2
Corporate activities	–	0.2	0.1
Total	$ 9.8	$ 4.9	$ 4.3
Depreciation and amortization			
AIHL insurance group	$ 25.0	$ 15.3	$ 9.9
Corporate activities	0.7	1.0	1.8
Total	$ 25.7	$ 16.3	$ 11.7

16. Other Information

a. Other Assets

Other assets shown in Alleghany's consolidated balance sheets include the following amounts at December 31, 2008 and 2007 (in millions):

	2008	2007
Real estate properties	$ 19.5	$ 20.6
Interest and dividends receivable	41.1	42.7
Other	40.2	40.8
	$100.8	$104.1

16. Other Information, continued

b. Property and equipment

Property and equipment, net of accumulated depreciation and amortization, at December 31, 2008 and 2007, are as follows (in millions):

	2008	2007
Furniture and equipment	$ 41.2	$ 33.3
Leasehold improvements	5.7	4.4
Other	0.3	0.3
	47.2	38.0
Less: accumulated depreciation and amortization	(23.9)	(18.3)
	$ 23.3	$ 19.7

c. Other Liabilities

Other liabilities shown in Alleghany's consolidated balance sheets include the following amounts at December 31, 2008 and 2007 (in millions):

	2008	2007
Accounts payable	$ 7.3	$ 7.9
Incentive plans	129.2	152.1
Accrued salaries and wages	8.2	9.5
Deferred compensation	7.2	6.1
Accrued expenses	11.2	8.5
Taxes other than income	3.5	3.7
Deferred revenue	11.8	5.8
Payable to brokers	4.8	7.2
Pension and postretirement benefits	23.1	20.1
Funds held for surety bonds	56.7	41.9
Other funds held	8.6	6.3
Other	17.3	17.2
	$288.9	$286.3

17. Quarterly Results of Operations (unaudited)

Selected quarterly financial data for 2008 and 2007 are presented below (in millions, except per share amounts):

	Quarters Ended			
	March 31	June 30	September 30	December 31
2008				
Revenues	$355.5	$253.4	$263.3	$116.9
Earnings from:				
Continuing operations	$ 90.6	$ 13.0	$ (8.8)	$ (54.1)
Discontinued operations	5.3	4.8	4.6	92.6
Net earnings	$ 95.9	$ 17.8	$ (4.2)	$ 38.5
Basic earnings per share of common stock: *				
Continuing operations	$10.35	$ 1.04	$ (1.58)	$ (7.00)
Discontinued operations	0.64	0.58	0.56	11.14
Total	$10.99	$ 1.62	$ (1.02)	$ 4.14
2007				
Revenues	$330.4	$282.0	$308.7	$307.6
Earnings from:				
Continuing operations	$103.5	$ 58.8	$ 67.4	$ 57.8
Discontinued operations	1.9	2.7	3.0	4.0
Net earnings	$105.4	$ 61.5	$ 70.4	$ 61.8
Basic earnings per share of common stock: *				
Continuing operations	$11.97	$ 6.55	$ 7.59	$ 6.43
Discontinued operations	0.22	0.33	0.35	0.48
Total	$12.19	$ 6.88	$ 7.94	$ 6.91

* Adjusted to reflect subsequent stock dividends.

Earnings per share by quarter may not equal the amount for the full year due to rounding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Alleghany Corporation:

We have audited the accompanying consolidated balance sheets of Alleghany Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alleghany Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alleghany Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Alleghany Corporation:

We have audited Alleghany Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alleghany Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alleghany Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alleghany Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 25, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 25, 2009

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer, or "CEO," and our chief financial officer, or "CFO," of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Form 10-K Report pursuant to Rule 13a-15(e) or 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and timely reported as specified in the Securities and Exchange Commission's rules and forms. We note that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of financial statements for external purposes.

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management, including our CEO and CFO, concluded that, as of December 31, 2008, our internal control over financial reporting was effective. Our independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K Report, KPMG LLP, has also audited and issued an opinion on the effectiveness of our internal control over financial reporting which appears in Item 8 on page 104 of this Form 10-K Report. We note that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting during the quarter ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

New York Stock Exchange Certification

On May 15, 2008, we filed with the New York Stock Exchange the annual certification of our President and CEO, certifying that he was not aware of any violation by us of the New York Stock Exchange's corporate governance listing standards. Additionally, we filed the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act as Exhibits 31.1 and 31.2 to this Form 10-K Report.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information concerning our directors and executive officers is incorporated by reference from the first paragraph under the heading "Alleghany Corporate Governance — Board of Directors" on page 3 through the first full paragraph on page 4, the first paragraph under the heading "Committees of the Board of Directors — Audit Committee" on page 4 through the first full paragraph on page 8, pages 15 through the top of the page 18 and the information under the heading "Executive Officers" on page 25 of our Proxy Statement, filed or to be filed in connection with our Annual Meeting of Stockholders to be held on April 24, 2009. Information concerning compliance with the reporting requirements under Section 16(a) of the Exchange Act, is incorporated by reference from page 14 of our Proxy Statement, filed or to be filed in connection with our Annual Meeting of Stockholders to be held on April 24, 2009.

In September 2003, our Board of Directors adopted a Financial Personnel Code of Ethics applicable to our CEO, CFO, chief accounting officer, controller and vice president for tax matters that complies with the requirements of Item 406 of Regulation S-K under the Exchange Act. The Financial Personnel Code of Ethics supplements our Code of Business Conduct and Ethics, adopted by our Board of Directors in September 2003, which is applicable to all of our employees and directors. A copy of the Financial Personnel Code of Ethics was filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003. The Financial Personnel Code of Ethics and the Code of Business Conduct and Ethics are available on our website at www.alleghany.com or may be obtained, free of charge, upon request to the Secretary of Alleghany.

Item 11. Executive Compensation.

The information required by this Item 11 is incorporated by reference from the first paragraph under the heading "Compensation of Directors" on page 18 through page 20 and pages 27 through page 57 of our Proxy Statement, filed or to be filed in connection with our Annual Meeting of Stockholders to be held on April 24, 2009. The information set forth under the heading "Compensation Committee Report" on page 26 of our Proxy Statement, filed or to be filed in connection with our Annual Meeting of Stockholders to be held on April 24, 2009, is not "filed" as a part hereof.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 is incorporated by reference from pages 1 through Note (7) on page 3 and pages 12 and 13, of our Proxy Statement, filed or to be filed in connection with our Annual Meeting of Stockholders to be held on April 24, 2009.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 is incorporated by reference from the paragraph under the heading "Director Independence" on page 4 and page 8 through the first full paragraph on page 9, beginning on the bottom of page 8 under the heading "Related Party Transactions," of our Proxy Statement, filed or to be filed in connection with our Annual Meeting of Stockholders to be held on April 24, 2009.

Item 14. Principal Accountant Fees and Services.

The information required by this Item 14 is incorporated by reference from pages 21 and 22 of our Proxy Statement, filed or to be filed in connection with our Annual Meeting of Stockholders to be held on April 24, 2009.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. *Financial Statements.*

Our consolidated financial statements, together with the report thereon of KPMG LLP, our independent registered public accounting firm, are set forth on pages 60 through 103 of this Form 10-K Report.

2. *Financial Statement Schedules.*

The Index to Financial Statements Schedules and the schedules relating to our consolidated financial statements, together with the report thereon of KPMG LLP, our independent registered public accounting firm, are set forth on pages 110 through 120 this Form 10-K Report.

3. *Exhibits.*

See the Index to Exhibits beginning on page 121 of this Form 10-K Report for a description of the exhibits filed as part of this Form 10-K Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHANY CORPORATION
(Registrant)

Date: February 26, 2009

By /s/ WESTON M. HICKS
Weston M. Hicks
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 26, 2009

By ______________________
Rex D. Adams
Director

Date: February 26, 2009

By /s/ JERRY G. BORRELLI
Jerry G. Borrelli
Vice President (principal accounting officer)

Date: February 26, 2009

By /s/ JOHN J. BURNS, JR.
John J. Burns, Jr.
Chairman of the Board and Director

Date: February 26, 2009

By /s/ DAN R. CARMICHAEL
Dan R. Carmichael
Director

Date: February 26, 2009

By /s/ ROGER B. GORHAM
Roger B. Gorham
Senior Vice President (principal financial officer)

Date: February 26, 2009	By /s/ WESTON M. HICKS Weston M. Hicks President and Director (principal executive officer)
Date: February 26, 2009	By /s/ THOMAS S. JOHNSON Thomas S. Johnson Director
Date: February 26, 2009	By /s/ ALLAN P. KIRBY, JR. Allan P. Kirby, Jr. Director
Date: February 26, 2009	By /s/ JEFFERSON W. KIRBY Jefferson W. Kirby Director
Date: February 26, 2009	By /s/ WILLIAM K. LAVIN William K. Lavin Director
Date: February 26, 2009	By /s/ JAMES F. WILL James F. Will Director
Date: February 26, 2009	By /s/ RAYMOND L.M. WONG Raymond L.M. Wong Director

Alleghany Corporation and Subsidiaries

Index to Financial Statement Schedules

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Alleghany Corporation:

Under date of February 25, 2009, we reported on the consolidated balance sheets of Alleghany Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, which are included in this Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP

New York, New York
February 25, 2009

Schedule I – Summary of Investments – Other Than Investments in Related Parties
ALLEGHANY CORPORATION AND SUBSIDIARIES
December 31, 2008

Type of Investment	Cost	Fair Value	Amount at Which Shown in the Balance Sheet
		(in thousands)	
Fixed maturities:			
Bonds:			
United States Government and government agencies and authorities	$ 274,686	$ 286,598	$ 286,598
States, municipalities & political subdivisions	1,421,779	1,434,116	1,434,116
Foreign governments	172,582	177,300	177,300
Mortgage and asset-backed securities	707,676	654,480	654,480
All other bonds	205,106	207,525	207,525
Fixed maturities	2,781,829	2,760,019	2,760,019
Equity securities:			
Common stocks:			
Public utilities	16,651	13,338	13,338
Banks, trust, and insurance companies	2,925	3,358	3,358
Industrial, miscellaneous, and all other	433,972	603,163	603,163
Nonredeemable preferred stocks	9,659	9,659	9,659
Equity securities	463,207	629,518	629,518
Other invested assets	250,407	250,407	250,407
Short-term investments	636,197	636,197	636,197
Total investments	$4,131,640	$4,276,141	$4,276,141

Schedule II – Condensed Balance Sheets
ALLEGHANY CORPORATION
December 31, 2008 and 2007

	2008	2007
	(in thousands)	
Assets		
Equity securities (cost: 2008 $38,062; 2007 $62,908)	$ 227,130	$ 419,783
Debt securities (amortized cost: 2008 $79,232; 2007 $115,028)	81,364	117,084
Short-term investments	136,740	18,332
Cash	77	1,294
Property and equipment — at cost, net of accumulated depreciation	1,312	1,805
Other assets	18,982	21,223
Current taxes receivable	0	35,743
Investment in subsidiary classified as a discontinued operation	0	254,173
Investment in subsidiaries	2,274,417	2,057,226
	$2,740,022	$2,926,663
Liabilities and Stockholders' Equity		
Other liabilities	$ 43,863	$ 38,194
Current taxes payable	4,889	0
Net deferred tax liabilities	44,581	104,142
Total liabilities	93,333	142,336
Stockholders' equity	2,646,689	2,784,327
	$2,740,022	$2,926,663

See accompanying Notes to Condensed Financial Statements.

Schedule II – Condensed Statements of Earnings
ALLEGHANY CORPORATION
Three years ended December 31, 2008

	2008	2007	2006
		(in thousands)	
Revenues:			
Net investment income	$ 15,806	$ 14,545	$ 15,375
Net realized capital gains	156,191	56,207	14,335
Other income	318	203	259
Total revenues	172,315	70,955	29,969
Costs and Expenses:			
Interest expense	700	1,006	3,184
Corporate administration	37,216	35,534	39,358
Total costs and expenses	37,916	36,540	42,542
Operating profit (loss)	134,399	34,415	(12,573)
Equity in earnings of consolidated subsidiaries	(73,347)	397,864	352,383
Earnings from continuing operations, before income taxes	61,052	432,279	339,810
Income taxes	20,485	144,737	98,863
Earnings from continuing operations	40,567	287,542	240,947
Earnings from discontinued operations (including gain on disposal of $141,688 in 2008)	164,193	24,976	14,998
Income taxes (including tax on gain on disposal of $49,591 in 2008)	56,789	13,448	8,042
Earnings from discontinued operations, net of tax	107,404	11,528	6,956
Net earnings	$147,971	$299,070	$247,903

See accompanying Notes to Condensed Financial Statements.

Schedule II – Condensed Statements of Cash Flows
ALLEGHANY CORPORATION
Three years ended December 31, 2008

	2008	2007	2006
		(in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	$ 147,971	$ 299,070	$ 247,903
Adjustments to reconcile earnings to cash provided by (used in) operations:			
Equity in undistributed net (earnings) losses of consolidated subsidiaries	47,890	(269,549)	(234,153)
Capital contributions to consolidated subsidiaries	(50,005)	(90,179)	(190,788)
Distributions from consolidated subsidiaries	3,050	43,635	12,929
Depreciation and amortization	716	980	1,740
Net gain on investment transactions	(156,191)	(56,207)	(14,335)
Decrease (increase) in other assets	1,614	(1,074)	(2,765)
Increase (decrease) in other liabilities and taxes payable	50,470	(20,712)	(29,773)
Earnings of discontinued operations and sale of subsidiary	(107,404)	(11,528)	(6,956)
Net adjustments	(209,860)	(404,634)	(464,101)
Net cash used in operations	(61,889)	(105,564)	(216,198)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of investments	(75,357)	(69,080)	(132,248)
Sales of investments	259,745	159,555	36,016
Maturities of investments	31,707	1,354	1,254
Purchases of property and equipment	940	(148)	(64)
Net change in short-term investments	(118,408)	45,065	53,685
Proceeds from the sale of subsidiaries, net of cash disposed	–	–	–
Other, net	–	504	9,196
Net cash provided by investing activities	98,627	137,250	(32,161)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of convertible preferred stock, net of issuance costs	–	–	290,422
Principal payments on long-term debt	–	(19,123)	–
Treasury stock acquisitions	(25,068)	–	(39,186)
Convertible preferred stock dividends paid	(17,350)	(17,367)	(8,342)
Tax benefit on stock based compensation	2,330	1,063	1,034
Other, net	2,133	3,627	2,406
Net cash used in financing activities	(37,955)	(31,800)	246,334
Net decrease in cash	(1,217)	(114)	(2,025)
Cash at beginning of year	1,294	1,408	3,433
Cash at end of year	$ 77	$ 1,294	$ 1,408
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ –	$ –	$ 17
Income taxes	$ 154,911	$ 170,359	$ 96,636

See accompanying Notes to Condensed Financial Statements.

SCHEDULE II – Notes to Condensed Financial Statements
ALLEGHANY CORPORATION
(in thousands)

1. Investment in Consolidated Subsidiaries. Reference is made to Note 1 of the Notes to Consolidated Financial Statements set forth in Item 8. of this Form 10-K Report.

2. Income Taxes. Reference is made to Note 8 of the Notes to Consolidated Financial Statements set forth in Item 8. of this Form 10-K Report.

3. Commitments and Contingencies. Reference is made to Note 13 of the Notes to Consolidated Financial Statements set forth in Item 8. of this Form 10-K Report.

4. Stockholders' Equity. Reference is made to Note 9 of the Notes to Consolidated Financial Statements set forth in Item 8. of this Form 10-K Report with respect to stockholders' equity and surplus available for dividend payments to Alleghany from its subsidiaries.

Schedule III – Supplementary Insurance Information
ALLEGHANY CORPORATION AND SUBSIDIARIES

		At December 31,				For the Year Ended December 31,					
Year	Line of Business	Deferred Policy Acquisition Costs	Future Policy Benefits, Losses, Claims and Loss Expenses	Gross Unearned Premiums	Other Policy Claims and Benefits Payable	Net Earned Premiums	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Net Premiums Written
		(in thousands)									
2008	Property and Casualty Insurance	$71,753	$2,578,590	$614,067	$0	$948,652	$112,596	$570,019	$155,151	$131,422	$898,221
2007	Property and Casualty Insurance	$75,623	$2,379,701	$699,409	$0	$974,321	$126,470	$449,052	$146,058	$111,140	$962,451
2006	Property and Casualty Insurance	$67,294	$2,228,947	$793,640	$0	$877,750	$107,080	$410,335	$126,356	$ 89,177	$916,163

Schedule IV – Reinsurance

ALLEGHANY CORPORATION AND SUBSIDIARIES

Three years ended December 31, 2008

Year	Line of Business	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
			(in thousands)			
2008	Property and casualty	$1,409,736	$478,268	$17,184	$948,652	1.8%
2007	Property and casualty	$1,580,071	$625,099	$19,349	$974,321	2.0%
2006	Property and casualty	$1,548,084	$675,163	$ 4,829	$877,750	0.6%

Schedule V – Valuation and Qualifying Accounts
ALLEGHANY CORPORATION AND SUBSIDIARIES

Year	Description	Balance at January 1,	Charged to Costs and Expenses	Charged to Other Accounts	Deductions Describe	Balance at December 31,
				(in thousands)		
2008	Allowance for uncollectible reinsurance recoverables	$ 0	$ 0	$0	$ 0	$ 0
	Allowance for uncollectible premiums receivable	$1,232	$3,486	$0	$1,306	$3,412
2007	Allowance for uncollectible reinsurance recoverables	$ 0	$ 0	$0	$ 0	$ 0
	Allowance for uncollectible premiums receivable	$ 986	$ 517	$0	$ 271	$1,232
2006	Allowance for uncollectible reinsurance recoverables	$ 0	$ 0	$0	$ 0	$ 0
	Allowance for uncollectible premiums receivable	$ 751	$ 697	$0	$ 462	$ 986

SCHEDULE VI – Supplemental Information Concerning Insurance Operations
ALLEGHANY CORPORATION AND SUBSIDIARIES

		At December 31,				For the Year Ended December 31,						
								Claims and Claim Adjustment Expenses Incurred Related to				
Year	Line of Business	Deferred Policy Acquisition Costs	Reserves for Unpaid Claims and Claim Adjustment Expenses	Discount, if Any, Deducted in Reserves for Unpaid Claims and Claim Adjustment Expenses	Gross Unearned Premiums	Net Earned Premiums	Net Investment Income	(1) Current Year	(2) Prior Year	Amortization of Deferred Policy Acquisition Costs	Paid Claims and Claim Adjustment Expenses	Net Premiums Written
						(in thousands)						
2008	Property and Casualty	$71,753	$2,578,590	$0	$614,067	$948,652	$112,596	$612,836	$(42,817)	$155,151	$412,651	$898,221
2007	Property and Casualty	$75,623	$2,379,701	$0	$699,409	$974,321	$126,470	$480,137	$(31,085)	$146,058	$328,759	$962,451
2006	Property and Casualty	$67,294	$2,228,947	$0	$793,640	$877,750	$107,080	$420,035	$ (9,700)	$126,356	$235,711	$916,143

INDEX TO EXHIBITS

Exhibit Number	Description
1.01	Purchase Agreement, dated June 19, 2006, by and between Alleghany and Merrill Lynch, Pierce, Fenner & Smith Incorporated, filed as Exhibit 1.1 to Alleghany's Current Report on Form 8-K filed on June 23, 2006, is incorporated herein by reference.
3.01	Restated Certificate of Incorporation of Alleghany, as amended by Amendment accepted and received for filing by the Secretary of State of the State of Delaware on June 23, 1988, filed as Exhibit 3.1 to Alleghany's Registration Statement on Form S-3 (No. 333-134996) filed on June 14, 2006, is incorporated herein by reference.
3.02	By-laws of Alleghany, as amended December 19, 2006, filed as Exhibit 3.2 to Alleghany's Current Report on Form 8-K filed on December 22, 2006, is incorporated herein by reference.
3.03	Certificate of Designations, Preferences and Rights of 5.75% Mandatory Convertible Preferred Stock of Alleghany, filed as Exhibit 3.3 to Alleghany's Current Report on Form 8-K filed on June 20, 2006, is incorporated herein by reference.
4.01	Specimen certificates representing shares of common stock, par value $1.00 per share, of Alleghany, filed as Exhibit 4.1 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, is incorporated herein by reference.
*10.01	Alleghany 2005 Management Incentive Plan, filed as Exhibit 10.4 to Alleghany's Current Report on Form 8-K filed on October 22, 2007, is incorporated herein by reference.
*10.02	Alleghany Officers and Highly Compensated Employees Deferred Compensation Plan, as amended and restated as of January 1, 2008, filed as Exhibit 10.1 to Alleghany's Current Report on Form 8-K filed on December 18, 2008, is incorporated herein by reference.
*10.03	Alleghany 2002 Long-Term Incentive Plan, adopted and effective April 26, 2002, as amended, filed as Exhibit 10.2 to Alleghany's Current Report on Form 8-K filed on December 18, 2008, is incorporated herein by reference.
*10.04	Alleghany 2007 Long-Term Incentive Plan, adopted and effective April 27, 2007, as amended, filed as Exhibit 10.3 to Alleghany's Current Report on Form 8-K filed on December 18, 2008, is incorporated herein by reference.
*10.05	Alleghany Retirement Plan, as amended.
*10.06	Alleghany Retirement COLA Plan dated and effective as of January 1, 1992, as adopted on March 17, 1992, filed as Exhibit 10.1 to Alleghany's Registration Statement on Form S-3 (No. 333-134996) filed on June 14, 2006, is incorporated herein by reference.
*10.07	Description of Alleghany Group Long Term Disability Plan effective as of July 1, 1995, filed as Exhibit 10.10 to Alleghany's Annual Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by reference.
*10.08	Alleghany Amended and Restated Directors' Stock Option Plan effective as of April 20, 1993, filed as Exhibit 10.3 to Alleghany's Registration Statement on Form S-3 (No. 333-134996) filed on June 14, 2006, is incorporated herein by reference.
*10.09	Alleghany 2000 Directors' Stock Option Plan effective April 28, 2000, filed as Exhibit A to Alleghany's Proxy Statement, filed in connection with its Annual Meeting of Stockholders held on April 28, 2000, is incorporated herein by reference.
*10.10	Alleghany Directors' Equity Compensation Plan, effective as of January 16, 1995, filed as Exhibit 10.11 to Alleghany's Annual Report on Form 10-K for the year ended December 31, 1994, is incorporated herein by reference.
*10.11	Alleghany Non-Employee Directors' Retirement Plan, as amended, effective December 19, 2006, filed as Exhibit 10.1 to Alleghany's Current Report on Form 8-K filed on December 22, 2006, is incorporated herein by reference.

Exhibit Number	Description
*10.12(a)	Alleghany 2005 Directors' Stock Plan, as amended as of December 16, 2008.
*10.12(b)	Form of Option Agreement under the Alleghany 2005 Directors' Stock Plan, as amended as of December 16, 2008.
*10.12(c)	Amended and Restated Stock Unit Supplement to the Alleghany 2005 Directors' Stock Plan, as amended as of December 16, 2008.
*10.13(a)	Employment Agreement, dated October 7, 2002, between Alleghany and Weston M. Hicks, filed as Exhibit 10.1 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, is incorporated herein by reference.
*10.13(b)	Restricted Stock Unit Matching Grant Agreement, dated October 7, 2002, between Alleghany and Weston M. Hicks, filed as Exhibit 10.3 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, is incorporated herein by reference.
*10.13(c)	Restricted Stock Award Agreement, dated December 31, 2004, between Alleghany and Weston M. Hicks, filed as Exhibit 10.11(d) to Alleghany's Annual Report on Form 10-K for the year ended December 31, 2004, is incorporated herein by reference.
*10.13(d)	Letter Agreement, dated April 15, 2008, between Alleghany and Weston M. Hicks, filed as Exhibit 10.1 to Alleghany's Current Report on Form 8-K filed on April 21, 2008, is incorporated herein by reference.
*10.14	Restricted Stock Award Agreement, dated as of December 21, 2004 between Alleghany and Roger B. Gorham, filed as Exhibit 10.1 to Alleghany's Current Report on Form 8-K filed on April 21, 2005, is incorporated herein by reference.
10.15(a)	Credit Agreement, dated as of October 23, 2006, among Alleghany, the banks which are signatories thereto, Wachovia Bank, National Association as administrative agent for the banks (the "Credit Agreement"), filed as Exhibit 10.1(a) to Alleghany's Current Report on Form 8-K filed on October 25, 2006, is incorporated herein by reference.
10.15(b)	List of Contents of Exhibits and Schedules to the Credit Agreement, filed as Exhibit 10.1(b) to Alleghany's Current Report on Form 8-K filed October 25, 2006, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.16(a)	Asset Purchase Agreement dated as of July 1, 1991 among Celite Holdings Corporation, Celite Corporation and Manville Sales Corporation (the "Celite Asset Purchase Agreement"), filed as Exhibit 10.1 to Alleghany's Current Report on Form 8-K filed on June 20, 2006, is incorporated herein by reference.
10.16(b)	List of Contents of Exhibits and Schedules to the Celite Asset Purchase Agreement, filed as Exhibit 10.2 to Alleghany's Current Report on Form 8-K filed on June 20, 2006, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.16(c)	Amendment No. 1 dated as of July 31, 1991 to the Celite Asset Purchase Agreement, filed as Exhibit 10.3 to Alleghany's Current Report on Form 8-K filed on June 20, 2006, is incorporated herein by reference.
10.16(d)	Amendment No. 2 dated as of May 11, 2006 to the Celite Asset Purchase Agreement, filed as Exhibit 10.4 to Alleghany's Current Report on Form 8-K filed on June 20, 2006, is incorporated herein by reference.
10.17(a)	Acquisition Agreement, dated as of June 6, 2003, by and between Royal Group, Inc. and AIHL (the "Resurgens Specialty Acquisition Agreement"), filed as Exhibit 10.1 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.

Exhibit Number	Description
10.17(b)	List of Contents of Exhibits and Schedules to the Resurgens Specialty Acquisition Agreement, filed as Exhibit 10.2 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.18(a)	Quota Share Reinsurance Agreement, dated as of July 1, 2003, by and between Royal Indemnity Company and RIC (the "Royal Indemnity Company Quota Share Reinsurance Agreement"), filed as Exhibit 10.4 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.18(b)	List of Contents of Exhibits and Schedules to the Royal Indemnity Company Quota Share Reinsurance Agreement, filed as Exhibit 10.5 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.19(a)	Quota Share Reinsurance Agreement, dated as of July 1, 2003, by and between Royal Surplus Lines Insurance Company and RIC (the "Royal Surplus Lines Insurance Company Quota Share Reinsurance Agreement"), filed as Exhibit 10.6 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.19(b)	List of Contents of Exhibits and Schedules to the Royal Surplus Lines Insurance Company Quota Share Reinsurance Agreement, filed as Exhibit 10.7 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.20(a)	Quota Share Reinsurance Agreement, dated as of July 1, 2003, by and between Landmark and RIC (the "Landmark Quota Share Reinsurance Agreement"), filed as Exhibit 10.8 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.20(b)	List of Contents of Exhibits and Schedules to the Landmark Quota Share Reinsurance Agreement, filed as Exhibit 10.9 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.21(a)	Administrative Services Agreement, dated as of July 1, 2003, by and among Royal Indemnity Company, Resurgens Specialty and RIC (the "Royal Indemnity Company Administrative Services Agreement"), filed as Exhibit 10.10 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.21(b)	List of Contents of Exhibits and Schedules to the Royal Indemnity Company Administrative Services Agreement, filed as Exhibit 10.11 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.22(a)	Administrative Services Agreement, dated as of July 1, 2003, by and among Royal Surplus Lines Insurance Company, Resurgens Specialty and RIC (the "Royal Surplus Lines Insurance Company Administrative Services Agreement"), filed as Exhibit 10.12 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.22(b)	List of Contents of Exhibits and Schedules to the Royal Surplus Lines Insurance Company Administrative Services Agreement, filed as Exhibit 10.13 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.

Exhibit Number	Description
10.23(a)	Administrative Services Agreement, dated as of July 1, 2003, by and among Royal Insurance Company of America, Resurgens Specialty and RIC (the "Royal Insurance Company of America Administrative Services Agreement"), filed as Exhibit 10.14 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.23(b)	List of Contents of Exhibits and Schedules to the Royal Insurance Company of America Administrative Services Agreement, filed as Exhibit 10.15 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.24(a)	Administrative Services Agreement, dated as of July 1, 2003, by and among Landmark, Resurgens Specialty and RIC (the "Landmark Administrative Services Agreement"), filed as Exhibit 10.16 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.24(b)	List of Contents of Exhibits and Schedules to the Landmark Administrative Services Agreement, filed as Exhibit 10.17 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.25	Administrative Services Intellectual Property License Agreement, dated as of July 1, 2003, by and between Royal Indemnity Company and Resurgens Specialty (entered into pursuant to the Royal Indemnity Company Administrative Services Agreement), filed as Exhibit 10.21 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.26	Administrative Services Intellectual Property License Agreement, dated as of July 1, 2003, by and between Royal Indemnity Company and Resurgens Specialty (entered into pursuant to the Royal Surplus Lines Insurance Company Administrative Services Agreement), filed as Exhibit 10.22 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.27	Administrative Services Intellectual Property License Agreement, dated as of July 1, 2003, by and between Royal Indemnity Company and Resurgens Specialty (entered into pursuant to the Royal Insurance Company of America Administrative Services Agreement), filed as Exhibit 10.23 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.28	Administrative Services Intellectual Property License Agreement, dated as of July 1, 2003, by and between Royal Indemnity Company and Resurgens Specialty (entered into pursuant to the Landmark Administrative Services Agreement), filed as Exhibit 10.24 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.29(a)	Stock Purchase Agreement, dated as of June 6, 2003, by and between AIHL and Guaranty National Insurance Company (the "Landmark Stock Purchase Agreement"), filed as Exhibit 10.42 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.29(b)	List of Contents of Exhibits and Schedules to the Landmark Stock Purchase Agreement, filed as Exhibit 10.43 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.30(a)	RIC (Landmark) Quota Share Reinsurance Agreement, dated as of September 2, 2003, by and between Landmark and Royal Indemnity Company (the "Royal Indemnity Company (Landmark) Quota Share Reinsurance Agreement"), filed as Exhibit 10.2 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, is incorporated herein by reference.

Exhibit Number	Description
10.30(b)	List of Contents of Exhibits and Schedules to the Royal Indemnity Company (Landmark) Quota Share Reinsurance Agreement, filed as Exhibit 10.3 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.31(a)	RIC (Landmark) Administrative Services Agreement, dated as of September 2, 2003, by and between Royal Indemnity Company and Landmark (the "Royal Indemnity Company (Landmark) Administrative Services Agreement"), filed as Exhibit 10.4 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, is incorporated herein by reference.
10.31(b)	List of Contents of Exhibits and Schedules to the Royal Indemnity Company (Landmark) Administrative Services Agreement, filed as Exhibit 10.5 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.32(a)	Stock Purchase Agreement, dated as of May 19, 2005, by and among Imerys USA, Inc., Imerys, S.A. and Alleghany (the "Imerys Stock Purchase Agreement"), filed as Exhibit 10.1(a) to Alleghany's Current Report on Form 8-K filed on May 23, 2005, is incorporated herein by reference.
10.32(b)	List of Contents of Exhibits and Schedules to the Imerys Stock Purchase Agreement, filed as Exhibit 10.1(b) to Alleghany's Current Report on Form 8-K filed on May 23, 2005, is incorporated herein by reference. Alleghany agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.
10.33	Master Agreement dated as of May 18, 2006 by and between Darwin and Alleghany, filed as Exhibit 10.2 to Alleghany's Current Report on Form 8-K filed on May 23, 2006, is incorporated herein by reference.
10.34	Agreement and Plan of Merger, dated as of June 27, 2008, by and among Darwin, AWAC and Allied World Merger Company, filed as Exhibit 2.1 to Alleghany's Current Report on Form 8-K filed on June 30, 2008, is incorporated herein by reference.
10.35	Voting Agreement dated as of June 27, 2008 by and between AIHL and AWAC, filed as Exhibit 10.1 to Alleghany's Current Report on Form 8-K filed on June 30, 2008, is incorporated herein by reference.
21	List of subsidiaries of Alleghany.
23	Consent of KPMG LLP, independent registered public accounting firm, to the incorporation by reference of its reports relating to the financial statements, the related schedules of Alleghany and subsidiaries and its attestation report.
31.1	Certification of the Chief Executive Officer of Alleghany pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer of Alleghany pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer of Alleghany pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit shall not be deemed "filed" as a part of this Annual Report on Form 10-K.
32.2	Certification of the Chief Financial Officer of Alleghany pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit shall not be deemed "filed" as a part of this Annual Report on Form 10-K.

* Compensatory plan or arrangement.

Combining Balance Sheet

Alleghany Corporation and Subsidiaries

(Not covered by Report of Independent Registered Public Accounting Firm)

December 31, 2008

(in thousands)	*Alleghany Insurance Holdings*	*Corporate Activities*	
Assets			
Investments			
Available-for-sale securities at fair value:			
Equity securities	$ 402,388	$227,130	$ 629,518
Debt securities	2,678,655	81,364	2,760,019
Short-term investments	496,255	139,942	636,197
	3,577,298	448,436	4,025,734
Other invested assets*	77,258	173,149	250,407
Total investments	3,654,556	621,585	4,276,141
Cash	17,998	127	18,125
Premium balances receivable	154,022	—	154,022
Reinsurance recoverables	1,056,438	—	1,056,438
Ceded unearned premium reserves	185,402	—	185,402
Deferred acquisition costs	71,753	—	71,753
Property and equipment at cost, net of accumulated depreciation and amortization	21,987	1,323	23,310
Goodwill and other intangibles, net of amortization	151,223	—	151,223
Current taxes receivable	18,632	(4,294)	14,338
Net deferred tax assets	172,393	(42,100)	130,293
Other assets	49,806	50,977	100,783
	$5,554,210	$627,618	$6,181,828
Liabilities and Stockholders' Equity			
Losses and loss adjustment expenses	$2,578,590	$ —	$2,578,590
Unearned premiums	614,067	—	614,067
Reinsurance payable	53,541	—	53,541
Other liabilities	231,926	57,015	288,941
Total liabilities	3,478,124	57,015	3,535,139
Total stockholders' equity	2,076,086	570,603	2,646,689
	$5,554,210	$627,618	$6,181,828

*The presentation above differs from the presentation made for segment reporting purposes. The investment in Homesite is classified within Corporate activities for segment reporting purposes, despite the fact that it is directly owned by Alleghany Insurance Holdings.

Combining Statement of Earnings from Continuing Operations, Before Income Taxes

Alleghany Corporation and Subsidiaries

(Not covered by Report of Independent Registered Public Accounting Firm)

Year Ended December 31, 2008

(in thousands)	*Alleghany Insurance Holdings*	*Corporate Activities*	
Revenues			
Net premiums earned	$ 948,652	$ —	$948,652
Net investment income	112,596	17,588	130,184
Net realized capital (losses) gains	(248,359)	156,191	(92,168)
Other income	697	1,735	2,432
Total revenue	813,586	175,514	989,100
Costs and expenses			
Loss and loss adjustment expenses	570,019	—	570,019
Commissions, brokerage and other underwriting expenses	286,573	—	286,573
Other operating expenses	32,029	2,832	34,861
Corporate administration	86	35,809	35,895
Interest expense	—	700	700
Total costs and expenses	888,707	39,341	928,048
(Loss) earnings from continuing operations, before income taxes	$ (75,121)	$136,173	$ 61,052

Management Profiles

Alleghany Corporation and Subsidiaries

Weston M. Hicks
President and chief executive officer since December 2004 and Executive Vice President since October 2002, was Executive Vice President and Chief Financial Officer of The Chubb Corporation before joining Alleghany. Prior to that, Mr. Hicks was a senior research analyst and managing director at J.P. Morgan Securities from 1999 to 2001 and a senior research analyst at Sanford C. Bernstein & Co. from 1991 to 1999. Mr. Hicks is a director of AllianceBernstein Holding, L.P., a Chartered Financial Analyst, a member of the New York Society of Securities Analysts and a member of the CFA Institute. Mr. Hicks is a graduate of Lehigh University.

Roger B. Gorham
Senior Vice President — Finance and Investments and chief financial officer since January 2006, Senior Vice President — Finance and chief financial officer since May 2005, Senior Vice President — Finance since December 2004 and provided hedge fund consulting services prior to joining Alleghany. Prior to that, from 2000 to 2003, Mr. Gorham was Senior Vice President and Chief Financial Officer of Chubb Financial Solutions, the financial services unit of The Chubb Corporation, and from 1989 to 2000 was with American International Group, Inc., ultimately as Vice President of AIG Global Investment Corp. Mr. Gorham is a Chartered Financial Analyst and a graduate of Lehigh University and Columbia University Graduate School of Business.

Robert M. Hart
Senior Vice President and General Counsel since 1994 and Secretary since January 1995, was a partner in the law firm of Donavan Leisure Newton & Irvine LLP before joining Alleghany. He is a member of the American Bar Association and the American Law Institute, and a Senior Lecturer in Law at Duke University. Mr. Hart is a graduate of Marist College and Duke University School of Law.

Jerry G. Borrelli
Vice President — Finance and chief accounting officer since July 2006 and Vice President — Finance since February 2006, was Director of Financial Reporting for American International Group, Inc. since 2003, and prior to that, Director of Accounting Policy and Special Projects since 2000. Mr. Borrelli is a Certified Public Accountant, member of the American Institute of Certified Public Accountants and a graduate of Susquehana University.

John Carr
Vice President — Tax since April 2007 and prior to joining Alleghany, was Vice President and Tax Director for the Quanta Insurance Group. Prior to that, Mr. Carr was Vice President of Chubb Financial Solutions, Inc. the financial services unit of The Chubb Corporation. Mr. Carr is a member of the Connecticut Society of Certified Public Accountants and the Connecticut Bar Association. Mr. Carr is a graduate of the University of Connecticut and the University of Connecticut Law School.

Christopher K. Dalrymple
Vice President, Associate General Counsel and Assistant Secretary since December 2004 and Associate General Counsel and Assistant Secretary since March 2002, was in-house counsel at Everest Broadband Networks and Interliant, Inc. prior to that. From 1996 to 2000, Mr. Dalrymple was an associate in the law firm of Dewey Ballantine LLP. He is a member of the American Bar Association and a graduate of Colgate University and Cornell University Law School.

Susan E. Giarrusso
Vice President-General Auditor since April 2004, was previously Internal Audit Director at MBIA Inc. Prior to that, she spent over 15 years in various accounting and audit capacities for several companies in the property and casualty insurance industry . She is a member of the American Institute of Certified Public Accounts, the Institute of Internal Auditors, the Society of Chartered Property & Casualty Underwriters and The Association of Fraud Examiners. Ms. Giarrusso is a graduate of Utica College (of Syracuse University) and The State University of New York at Binghamton.

Peter R. Sismondo
Vice President, Controller and Assistant Secretary since 1989 and Treasurer since January 1995, he joined Alleghany in 1988 as Controller and Assistant Secretary. Previously he was Vice President of E.F. Hutton Group Inc. He is a member of the American Institute of Certified Public Accountants. Mr. Sismondo is a graduate of Princeton University and the Rutgers Graduate School of Management.

William M. Wilt
Vice President — Planning and Corporate Development since October 2008, was most recently Executive Director and property/casualty equity analyst at Morgan Stanley since 2002. Mr. Wilt was a senior credit officer at Moody's Investors Service from 1999-2002, and over the 10 preceding years a practicing actuary as a Director in the actuarial practice at Coopers and Lybrand and at Prudential Reinsurance. Mr. Wilt is a Fellow of the Casualty Actuarial Society and a Chartered Financial Analyst. He attended Franklin and Marshall College and earned an MBA from New York University's Stern School of Business.

E.G. Lassiter
Chairman and Chief Executive Officer of RSUI Group, Inc. since April 2008 and President of RSUI Group, Inc. since July 2003, was President and Chief Executive officer of Resurgens Specialty Underwriting, Inc. (then known as Royal Specialty Underwriting, Inc.) from 1999 to 2003. He is a Chartered Property Casualty Underwriter. Mr. Lassiter is a graduate of Presbyterian College and has an MBA from the University of Georgia.

David E. Leonard
President of RSUI Group, Inc. since April 2008, was Executive Vice President and Chief Strategic Officer of RSUI Group, Inc. from 2003 to 2008. He began his career in insurance in 1979 with the Crum & Forster Insurance Companies. He is a Chartered Property Casualty Underwriter, holds Associate degrees in Risk Management, Reinsurance, and Insurance Accounting and Finance from the Insurance Institute of America and is a graduate of East Carolina University.

David F. Pauly
Chief Executive Officer of Capitol Transamerica since October 2003, he joined Capitol Transamerica as Executive Vice President, Chief Operating Officer in January 2002. Previously he was Executive Vice President and Chief Operating Officer of ACUITY Insurance. He joined ACUITY Insurance in 1976. Mr. Pauly is a graduate of St. Norbert College.

James J. McIntyre
President and Chief Operating Officer of Capitol Transamerica Corporation since November 2005, he joined Capitol Transamerica as Executive Vice President, Chief Operating Officer in February 2003. Previously, he held various positions within the insurance industry. He was with Wausau Insurance Companies from 1981 through 2002. He held a variety of positions with Wausau including President and Chief Operating Officer. Mr. McIntyre is a graduate of San Diego State University.

James E. Little
Chairman, President, Chief Executive Officer and co-founder of Employers Direct Corporation since 2001. Co-founder and Chief Executive Officer of Pacific Compensation Insurance Company in 1980, which was acquired by Fremont General Corporation in 1989. Served as President and Chief Executive Officer of Fremont Compensation Insurance Group from 1990 to 1998. Mr. Little started his workers' compensation insurance career in 1968 with Industrial Indemnity Company.

David J. Bugatto
President and Chief Executive Officer of Alleghany Properties since January 2000, he joined Alleghany Properties as Senior Vice President in 1994. Previously he was a Vice President of the real estate investments division of Sacramento Savings Bank, which was a subsidiary of Alleghany. He is a director of Sonoma West Holdings Inc., managing trustee of the Lambda Chi Alpha Scholarship Fund, Advisory Member of the California State University Sacramento Honors Program and an active member in the Urban Land Institute. Mr. Bugatto is a graduate of the California State University Sacramento.

Directors and Officers

Alleghany Corporation and Subsidiaries

Directors

Rex D. Adams
Chairman of the Board, Invesco Ltd.
(investment management)

John J. Burns, Jr.
Chairman of the Board, Alleghany Corporation

Dan R. Carmichael
Retired President and Chief Executive Officer, Ohio Casualty Corporation (property and casualty insurance)

Weston M. Hicks
President and chief executive officer, Alleghany Corporation

Thomas S. Johnson
Retired Chairman and Chief Executive Officer, GreenPoint Financial Corporation and GreenPoint Bank (banking)

Allan P. Kirby, Jr.
President, Liberty Square, Inc. (investments); Chairman of the Executive Committee, Alleghany Corporation

Jefferson W. Kirby
Managing Member, Broadfield Capital Management, LLC (investment advisory services)

William K. Lavin
Financial Consultant

James F. Will
Vice Chancellor and President Emeritus, Saint Vincent College (education)

Raymond L.M. Wong
Managing Director, Spring Mountain Capital, LP
(investment management)

Officers

Weston M. Hicks
President and chief executive officer

Roger B. Gorham
Senior Vice President — Finance and Investments and chief financial officer

Robert M. Hart
Senior Vice President, General Counsel and Secretary

Jerry G. Borrelli
Vice President — Finance and chief accounting officer

John Carr
Vice President — Tax

Christopher K. Dalrymple
Vice President, Associate General Counsel and Assistant Secretary

Susan E. Giarrusso
Vice President-General Auditor

Peter R. Sismondo
Vice President, Controller, Treasurer and Assistant Secretary

William M. Wilt
Vice President — Planning and Corporate Development

Operating Subsidiaries

Alleghany Properties LLC
David J. Bugatto
President and Chief Executive Officer

Capitol Transamerica Corporation
David F. Pauly
Chief Executive Officer

James J. McIntyre
President

Employers Direct Corporation
James E. Little
President and Chief Executive Officer

RSUI Group, Inc.
E.G. Lassiter
Chairman and Chief Executive Officer

David E. Leonard
President

Additional Information

Alleghany makes available on its website at www.alleghany.com its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports. In addition, stockholders may obtain, free of charge, copies of any of the above reports upon request to the Secretary of Alleghany Corporation, 7 Times Square Tower, 17th Floor, New York, New York 10036.

Independent Registered Public Accounting Firm
KPMG LLP, New York

Registrar and Transfer Agent
Computershare Investor Services LLC
Telephone: 312-360-5420


ALLEGHANY
CORPORATION

Alleghany Corporation
7 Times Square Tower
New York, New York 10036
212 752-1356